114

Follow-Up Materials



06014491

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Krones

*CURRENT ADDRESS

PROCESSED

JUN 20 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3871 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 6/19/06

82-3871

ARS
12-31-05

2005

KRONES

Group figures 2001 – 2005

		2005	2004	2004	2003	2002	2001
		IAS	IAS	HGB	HGB	HGB	HGB
Sales							
Sales revenues	in € m	1,695	1,514	1,524	1,435	1,305	1,165
Germany	in € m	229	279	282	287	306	289
Rest of world	in € m	1,466	1,235	1,242	1,148	999	876
Export share	in %	87	82	82	80	77	75
Earnings							
Results from ordinary operating activities	in € m	91	100	96	111	102	93
Net income	in € m	63	62	62	60	57	50
Net income per share	in €	6.01	5.86	5.87	5.74	5.44	4.78
Asset and capital structure							
Non-current assets	in € m	403	382	290	306	261	222
of which property, plant and equipment, intangible assets, and financial assets	in € m	357	335	268	272	250	206
Current assets	in € m	880	828	704	564	545	504
of which cash and cash equivalents	in € m	57	75	75	56	36	62
Equity	in € m	572	526	483	435	409	381
Total debt	in € m	711	684	511	435	397	345
Non-current liabilities	in € m	155	151	—	—	—	—
Current liabilities	in € m	556	533	—	—	—	—
Total	in € m	1,283	1,210	994	870	806	726
Cash flow / capital expenditures							
Cash flow	in € m	110	107	101	100	94	85
Capital expenditures	in € m	78	60	41	52	88	58
Depreciation, amortisation, and write-downs	in € m	47	45	42	40	38	35
Net cash position (cash and cash equivalents less debt)	in € m	52	74	74	50	35	60
Profitability ratios							
Return on sales after taxes	in %	3.7	4.1	4.1	4.2	4.4	4.3
EBIT/sales	in %	5.3	6.7	6.2	7.3	7.6	7.4
Return on equity after taxes	in %	11.1	11.8	12.8	13.9	14.0	13.2
ROCE	in %	14.7	18.0	18.7	22.5	22.8	21.6
Employees (at 31 Dec)		9,029	8,897	8,897	8,690	8,494	8,365
Germany		7,409	7,345	7,345	7,258	7,322	6,991
Rest of world		1,620	1,552	1,552	1,432	1,172	1,374
Dividend							
Dividend per ordinary share	in €	1.40*	1.30	1.30	1.10	1.00	0.90
Dividend per preference share	in €	—	—	—	1.20	1.10	1.00

* As per proposal for appropriation of profit


Sales, in € m
1,165
1,305
1,435
1,514
1,695
2001
2002
2003
2004
2005


Net income (after taxes), in € m
50
57
60
62
63
2001
2002
2003
2004
2005


New orders, in € m
1,190
1,309
1,441
1,554
1,736
2001
2002
2003
2004
2005


Employees at 31 December
8,365
8,494
8,690
8,897
9,029
2001
2002
2003
2004
2005

HGB IAS/IFRS


KRON

Nothing beats person-to-person communication.

6pm and all's quiet in hall B6.









Each day, helpful team members welcomed visitors at the main information desk.



The last day of drinktec was the first day of Oktoberfest – the second highlight in Munich after drinktec 2005.

Looking back »*drinktec* exceeded our expectations,« concluded Volker Kronseder after the six days of the fair. »But far more important for us was the high level of expertise of the visitors and the fact that we were able to impress visitors with the vast range of our innovations. The extremely positive response to our stand concept, with its clear focus on the industries and the fact that KRONES thinks in systems, shows that we're on the right track.« The fair also spread optimism, as Kronseder noted in his many conversations with visitors. For the Chairman of the Executive Board of KRONES, *drinktec* visitors were able to experience and discover a »completely new, ›smart‹ KRONES AG.« Kronseder views the fact that KRONES sealed more deals during the fair than it had during the event four years earlier as an added bonus. New orders received during the trade fair amounted to €120m.

Looking ahead For Volker Kronseder, this year's *drinktec* entered a new dimension. »Expanding the range of products to include milk, liquid foods, and pet was definitely the right choice. For our industry worldwide and for KRONES, *drinktec* is simply unbeatable.« He considers this especially important since »*drinktec* 2009 will be upon us before we know it.« Werner Frischholz, member of the Executive Board responsible for operations at KRONES, also looks ahead as he comments, »I think we've given our customers the right answers to their questions. But development at KRONES continues. Because once the fair is over, it's time to begin preparing for the next one.«


KRONES

Saturday, 17 September

After six days of *drinktec*, we could come to a few conclusions. *drinktec* once again proved to be a driving force for innovation in the industry. Exhibitors and visitors were optimistic about the future. And the future looks promising, for the beverage industry, for the next *drinktec* in September 2009 in Munich, and of course, for the continued development of business at KRONES.





drinktec brings people together!





septic PET bottles are gaining round – their use is up 22% on verage for the year.


KRON

For the first time, KRONES presented a fully networked automation and IT solution for all of its exhibits at drinktec.

More – automatically At *drinktec*, KRONES showed how our modular process control technology and process control in general can help our customers boost productivity and achieve greater dependability in production and product quality. Consistent automation of all processes means high plant efficiency, planable production processes, and traceable material flows.

Smarter and smaller We have made an important step towards achieving the vision of a compact filling line. Looking at the Smart Line developed and presented by KRONES at *drinktec*, it's hard to miss the fact that it's a new approach to filling and packaging technology. The combination of individual machines and dynamic buffer systems reduces space requirements by 45%.

Sensitive beverages Non-carbonated water, fruit juices, and extended shelf life milk are ultra-sensitive beverages that demand extremely clean handling conditions. KRONES presented a germ-free filling system for the first time at *drinktec*. Topics also included hygienic and product-friendly process technology and thermal treatment of beverages.

Open days at the plant KRONES opened its plant to the public for the duration of the trade fair. Each day, busses took hundreds of visitors from the fair in Munich to Neutraubling, where they could tour the assembly halls and the filling and process engineering pilot plant and even add an excursion to visit the facilities of beverage producer Frankenbrunnen, which operates a KRONES line. By the end of the fair, 1,500 visitors will have taken advantage of this opportunity.



Friday, 16 September

The sheer variety of exhibits once again demonstrated KRONES' outstanding innovative capacities. Visitors experienced a new, smarter KRONES AG and discovered an innovative company with system and solutions expertise and the power and imagination to make evolutionary developments – and yet a KRONES AG that is as approachable and responsive as ever.









[T]he »loveliest« Bavarian [c]ustoms!

No rest for tired feet.



…iscover KRONES. There was …lways something new to see …n hall B6.



Compact bottle-to-bottle recycling system for bottlers and converters

Responsible By providing lines and technological expertise for the production, filling, packaging, and warehousing of beverages, we are taking responsibility for the entire production process. At *drinktec,* KRONES presented itself as a one-stop partner and supplier for complete lines that are consistently automated and controlled from end to end, with a holistic strategy for integrated production processes.

Clever A golf ball was the secret to one of our innovations in brewing technology. KRONES transferred the dimples on the surface of a golf ball to the mashing process, thereby solving the last great technological challenge of the brewhouse. At *drinktec,* KRONES presented a mashing kettle with a dimpled design that, combined with a new agitator, ensures effective heat transfer and reduces energy consumption.

For life KRONES offered information about service programmes for all of a line's »life stages.« With our lifecycle management, companies get comprehensive service over the entire life of the line to ensure smooth production and constant line uptime.

Full circle KRONES is the only manufacturer of beverage filling lines and machinery to offer the entire process chain for pet bottles, from bottle production to filling to recycling. A model of a bottle-to-bottle recycling line in which used PET material can be converted back into food grade PET was on display in the KRONES hall.

Virtual tour www.drinktec.krones.com offers a virtual tour of the KRONES hall that gives website visitors detailed information about the trade fair exhibits, which are shown in two and three-dimensional images.



Thursday, 15 September

drinktec gives visitors an opportunity to get an overview of the international competition. KRONES presents visible technological advances. »Our customers should be able to see and feel that they've made the right choice in KRONES,« says Hans-Jürgen Thaus, Deputy Chairman of the Executive Board, about the presentation's objective.





Bavarian performances kicked off the evening.





…terminals enabled visitors to study the topics presented at their own pace.



A very international crowd – half of the 70,000 or so visitors came from outside Germany.

Incredible »The crowds are great, customers are excited about our booth, and we're making a very good impression overall,« says Rainulf Diepold, member of the KRONES Executive Board responsible for sales. »Most of the feedback we've been getting from our customers has been along the lines of ›the variety of products KRONES delivers is incredible‹.«

In demand KRONES sealed more deals in the first two days of the fair than it did during the entire *drinktec* 2001. By the end of the fair, the volume of orders will total around €120m. Rainulf Diepold is enthusiastic about the strong demand. »Happily, we've seen considerable activity from every region so far. There's really a lot happening here.«

Innovative KRONES presented its new process technology division for the first time at *drinktec* – offering to test treatment and filling processes for all varieties of beverages and liquid products under live production conditions in its new filling and process engineering pilot plant as a service to its customers.

Inventive The Think Tower at the heart of the hall allowed visitors to experience KRONES' expertise first hand. Here, we presented our ideas and solutions for the future as well as »soft« topics that extend far beyond the confines of traditional mechanical engineering, including design, service, cost management, logistics, human resources, and quality.

Inspiring »The work involved in getting this presentation on its feet was well worth the effort, as the enthusiasm of our visitors shows,« says Hermann Graf Castell, Director of Corporate Communications. »The way KRONES is being received here at *drinktec*, we'll leave a lasting impression.«



Wednesday, 14 September

Drinktec 2005 reaches its halfway point. And after just three days, the fair has far exceeded our expectations. The stream of visitors is steady and strong, the KRONES exhibits have been extremely well received, and even the volume of business deals – some of which were agreed in advance but sealed at the fair with a traditional handshake – has reached an unprecedented magnitude.





Innovation by day,
recreation by night.


International Post

The informational highlight in the waiting area – KRONES' daily International Post


KRONES

The Shrinkmat steam tunnel – a new development from KRONES for roll-on / shrink-on labelling.

One source For KRONES, *drinktec* is the ideal platform to demonstrate our expanded capabilities in terms of innovation and performance. We use the fair to present our latest machines and technological developments. But far more important is the fact that our customers can expect KRONES, a provider of solutions expertise, to deliver everything they need from a single source – intelligently linking mechanical engineering, electronics, microbiology, IT, and process engineering. This is the real evolution that KRONES has undergone since the last *drinktec* four years ago.

Long in the planning »We're presenting products that shape our present and our future,« says Werner Frischholz, member of the Executive Board. »That's why we've worked hard on developing new solutions over the last four years.«

In good hands As many as 500 KRONES employees were on site to provide comprehensive consultation and information to visitors from around the world during the six days of the fair. We estimate that some 20,000 visitors will have stopped by the KRONES hall by the end of the fair.

The day's news KRONES published its own daily newspaper to keep its visitors abreast of the latest developments. The International Post featured four pages each in English and German of daily news about KRONES developments, interviews with employees and members of the Executive Board, and reports on *drinktec* events. Four photographers captured images of activities in the KRONES hall while two journalists and one editor took care of content and two layout specialists designed the colourful pages. The paper was printed overnight.



Tuesday, 13 September

drinktec 2005 is setting new standards – and not just in terms of technology. The decision to expand the range of exhibits to include milk, liquid foods, and pet brought a new dimension to the world's largest trade fair for the beverage industry. The number of exhibitors increased by 14% and the share of international visitors was up to 50%. By the end of the fair, some 70,000 beverage industry experts from 161 countries will have visited *drinktec*.




KRONES









The KRONES beer mug was a popular giveaway.

Visitors enjoyed great food and great service in the KRONES beer tent.







The Sleevematic Inline labels four different products at a time.



Clarity is power. KRONES designed the Volumetic VODM-PET specifically for filling still water into PET bottles.

Unprecedented Under the slogan »Go with the flow,« *drinktec* showcased the latest technologies for producing, filling, and packaging all manner of beverage products and also included technologies from the liquid foods segments, such as milk in PET packaging, for the first time.

Unique At *drinktec*, unlike at any other trade fair, entire lines, systems, and machines are set up and demonstrated in operation. The general trend here is towards presenting systems solutions for the entire production and distribution process.

Unparalleled To refer to the KRONES presentation as a »booth« or »stand« would be grossly understated. The presentation that KRONES built to fill the entirety of Hall B6 at the Messe München Trade Fair Centre is as yet unparalleled in the beverage industry. With an 11,000 m² footprint, »KRONES CITY« would more than cover the entire grass surface of Munich's new football stadium, a mere 8,000 m².

A common thread »The simplest solutions are usually the most elegant, and a healthy intellect is the best basis for making important innovations. This is the common thread that runs through all of our exhibits,« says Volker Kronseder, Chairman of the Executive Board, referring to the lines and machines presented by KRONES. The company offers consistent solutions that cut across process technology, filling and packaging, internal logistics, and IT for every industry.

Artistry KRONES has transformed Hall B6 »into a technology show,« writes the *Mittelbayerische Zeitung* newspaper. »The KRONES lines are perfectly positioned and illuminated like modern industrial art.«





Monday, 12 September

The doors to the 12 trade fair halls in Munich opened at the strike of nine, and for six days industry professionals from around the world came together for the world's largest capital goods fair for the international beverage industry. The biggest and arguably most appealing attraction was Hall B6, the KRONES hall, where we – the fair's biggest exhibitor – presented our technological innovations.




drinktec
with the flow.



DRINKTEC 2005



yes

KRONES GROUP ANNUAL REPORT 2005

For the first time, we have chosen to document our retrospective of the past fiscal year in two volumes. If you would like to begin by reading about our event of the year – *drinktec* 2005 – just open up the book to the left.

The book to the right contains the actual annual report, in which we have incorporated an index for the first time to enable you to find the information you need more quickly and to see for yourself that we're on the right track heading into the future.

Our 9,000 employees around the world play a critical role in KRONES' business performance. We want to honour their work by introducing men and women who perform a wide variety of tasks and functions that together secure KRONES' success. These personnel reports and pictures of the employees can be found between the different chapters of the annual report.

KRONES COMPACT

MANAGEMENT REPORT

COMPANY SITUATION AND BUSINESS DEVELOPMENT

MANAGEMENT REPORT

SUSTAINABILITY AT KRONES

CORPORATE GOVERNANCE

CONSOLIDATED FINANCIAL STATEMENTS OF KRONES AG

OTHER INFORMATION



To our shareholders

»We are faced with a truly daunting challenge. But we will overcome it.«

Volker Kronseder
Chairman of the Executive Board

Dear shareholders and friends of KRONES,

The past year has been a turbulent one for us indeed, but KRONES has nevertheless remained constant and steady. The best indicators of this are our operating figures. With sales up almost twelve percent to nearly €1.7bn and new orders up by the same percentage, we're staying the course for growth for a sixth year in a row. Our profits situation last year was less impressive, and we are not satisfied with the 2.2 percent increase to €63.4m.

The reason for this weak rise in earnings lies in the increased intensity of competition. The past fiscal year was marked by unprecedented price pressures resulting from a consolidation process that has been underway in the packaging machinery market for the past few years and further intensified last year. The latest takeover of a filling and labelling technology firm by a financially powerful group has taken the competitive situation to a new level. Our competitors are now using every means available to gain more market share in the beverage industry.

The motivation driving the aforementioned group to buy its way into our market for more than €2bn lies in a declining market for beverage cartons, our main competitor's biggest line of business. Our competitor also faces pressure from the global boom in PET packaging–the market in which KRONES is leader. I do not like to use the word, but in an effort to pull in orders, our competitor is waging an irrational price war aimed entirely at edging out the competition. This strategy seems to be without regard for losses, as it has already led to losses in the triple-digit millions for our competitors.

We do not want to engage in this price war. Yet we have been compelled to make concessions on the prices of our new machines and lines and take a noticeable reduction in earnings. I see our stronger position compared with other competitors – probably in terms of all of our process flows and most certainly in terms of our technological leadership – as our best hope for overcoming this situation.

The companies in our industry were able to see our competitive edge up close at *drinktec*, the world's largest trade fair for the international beverage industry, which takes place in Munich every four years. You, too, can experience our trade fair presentation by reading the special report dedicated to this important event at the front of this annual report. We demonstrated our leadership with an innovative range of products at *drinktec*. And we've been riding a wave of enthusiasm that has brought us considerable new orders ever since.

Our strategy is clear and unchanged: To increase our investment in Germany as a business location and to continue to pursue systematic process optimisations in order to lower our costs, offset earnings losses resulting from the price war, and boost our productivity and profitability. A good example of this is the company agreement on longer, more flexible working times that entered into force at the start of 2005. This measure was another step towards boosting our competitiveness and securing our future.

»Our advantage over the competition is that we're better positioned. We're focusing on and investing in our existing locations. We're optimising our processes. And we have an innovative, cutting-edge range of products.«

Volker Kronseder
Chairman of the Executive Board

We will continue to draw strength from these measures. And you are supporting us in our efforts by continuing to place your trust in our good work. Our outstanding business development over the past several years earned us the Strategy Award, which honours the best-positioned German mechanical engineering company, at the 2005 German Mechanical Engineering Summit in Berlin. And we want to continue in this vein in the future.

Yours truly,



Volker Kronseder
Chairman

The Executive Board



*Volker Kronseder *1953*
Chairman
Personnel Management and Social Affairs

Volker Kronseder took on the position of Chairman of the Executive Board of KRONES AG in 1996. He is an industrial engineer and has been a member of the Executive Board since 1989.



*Hans-Jürgen Thaus *1949*
Deputy Chairman
Finance and Accounting,
Controlling, Information Management,
Process Management

Mr. Thaus is a graduate in business administration and commercial informatics and has been the Deputy Chairman of the Executive Board of KRONES AG since 1997.



*Rainulf Diepold *1955*
Member of the Executive Board
Sales and Marketing

Mr. Diepold is a graduate in economics. He began training as a sales engineer at KRONES AG in 1983 after completing his studies and has been a member of the Executive Board since 1996.



*Werner Frischholz *1951*
Member of the Executive Board
Materials Management, Assembly, Manufacturing, After-Sales Service, and Quality Assurance

Mr. Frischholz is a mechanical engineer and graduate in business administration. He headed the KRONES factory in Nittenau between 1974 and 1997 and was the Divisional Manager for Materials and Process Management from 1997 to 2002. He has been a member of the Executive Board since 2003.



*Christoph Klenk *1963*
Member of the Executive Board
Research and Development, Engineering, and Product Divisions

Mr. Klenk is an engineer. He joined KRONES in 1994, where he has served numerous functions, including regional sales manager for the Asia-Pacific region. He has been a member of the Executive Board since 2003.

2005 in review






Technology, Efficiency And More



1st quarter

The company agreement entitled »Employment–Success– Future« on a new working time model entered into effect at KRONES on 1 January. Under the pact, KRONES promises to secure employment and the future of its German sites until the year 2010 in exchange for employees' working longer, more flexible hours. Moreover, KRONES assures that the company will increase trainee numbers and invest €120m in the next two years to expand its sites in Germany.

Construction of a state-of-the-art filler assembly hall began on the premises in Neutraubling in March, conveniently close to our plastics technology and final assembly centres. The new building, which is expected to be ready for use in mid-2006, was necessary due to rising demand for our PET aseptic lines. With these substantial investments, KRONES is strengthening this production location.

2nd quarter

KRONES presented a variety of new products from a broad range of packaging machinery for the beverage, food, and non-food industries at *interpack* in Düsseldorf, which took place from 21–27 April. Our innovations focused primarily on increasing machine performance and expanding machines' handling ranges as well as on automation, line management, and warehouse management.

The annual shareholders' meeting of KRONES AG approved the merger of STEINECKER and SYSKRON, two hitherto autonomous KRONES subsidiaries, with KRONES AG on 22 June. The merger, effective retroactively to 1 January, is expected to enable KRONES to streamline production processes, increase flexibility in our production capacities, simplify business processes, boost our competitiveness, and achieve considerable cost savings.


KRONES







3rd quarter

At *drinktec*, the world's largest trade fair for the beverage industry, which takes place every four years in Munich and ran from 12–17 September 2005, KRONES had its very own, 12,000 m² hall, making us the largest exhibitor and allowing us to demonstrate our technological leadership. The KRONES hall was the main attraction at the fair, with more than 20,000 specialists visiting during the six days of *drinktec*. Business was booming at *drinktec*, with KRONES officially sealing deals totalling €120m.

KRONES intensified its focus on young talent. At the start of the new training year in September, 126 school graduates began training in KRONES' five plants in Germany, 10% more than in 2004. At the same time, we permanently hired 79 young people who had recently completed their training with us.

4th quarter

At the German Mechanical Engineering Summit in Berlin, KRONES was honoured with the Strategy Award for mechanical engineering in the »Best Overall Strategy« category on 11 October. Hans-Jürgen Thaus, Deputy Chairman of the Executive Board of KRONES, accepted the award on behalf of the company and acknowledged it as an honour to all KRONES employees »who, with their goal-oriented work and great commitment, have made our company's economic success possible.«

KRONES started up a labelling pilot plant in early December, which like the opening of a cutting-edge filling and process engineering pilot plant in March, was another step towards systematically expanding our application engineering in research and development. The labelling centre enables us to conduct practical, customer-specific testing and basic research on the way bottles, glue, and labellers interact.



Standing behind Germany as a business location

»KRONES distinguishes itself from its competitors by supplying premium products that are ›Made in Germany‹.«

Hans-Jürgen Thaus
Deputy Chairman
of the Executive Board

We at KRONES consider location a matter of perspective. True, Germany as a production location has to contend with serious disadvantages in global competition. Labour costs are but one factor, albeit a crucial one. But at the same time, Germany's highly skilled workforce offers us an ideal labour pool to recruit from.

While many German engineering companies have been moving their production and thus jobs abroad, we are standing behind Germany as a business location. We, too, contemplated relocating at least parts of our plant production outside Germany as the general debate over manufacturing locations heated up and the conditions for businesses deteriorated. But in the end, we decided against such a move because we are convinced that our present location is the better choice.

Despite the cost, Germany is the perfect location for KRONES

The »Made in Germany« label distinguishes KRONES from our competitors, who tend to manufacture in Central and South America or Asia. Our premium-grade plants and machinery are crafted exclusively in Germany because being close to suppliers and customers is crucial for us. This is especially important as KRONES has recently evolved from being a traditional machinery and plant builder to being a one-stop solutions provider. All of our segments and our workforce – from engineers to technicians to production staff – must work closely together in both functional and spatial terms because proximity is a great facilitator of communication and interaction.

Our decision to stay in Germany also naturally followed from the evolution of our corporate culture, which includes corporate responsibility and a deep commitment to our employees and the region in which we live and work. Only if all of these factors combine just right can we create the sophisticated solutions that put us ahead of the game.

Being a heavily export-oriented company, with over 80% of our sales generated overseas, we have to respond to global realities. We therefore strive to make up for any existing location handicaps. Our clear focus has served us well thus far, as our Strategy Award at the German Mechanical Engineering Summit last October shows. We have built up sufficient innovation momentum to firmly put us at the leading edge of technology, ahead of the competition. The continuous optimisation of all our business and production processes and the Impulse program we initiated back in 1999 help us make the changes necessary to adapt to current circumstances.

Our pact for the future says »yes« to Germany as a business location

Another key factor is that our workforce stands fully behind this philosophy. Thanks to the foresight of our employee representatives, our company pact has been lauded in the business press for being exemplary in balancing employee and company interests. The agreement for job security and production location preservation has been dubbed »Employment–Success–Future« after its core objectives and runs until 2010. This pact for future success took effect on 1 January 2005 and features more flexible and generally longer working times for employees in exchange for KRONES' stepping up investment in strengthening our German locations. In 2005 and 2006 alone, we will invest more than €120m in upgrading our German sites.

These measures have brought KRONES a giant leap forward towards being fit for the future. The investment in our German presence will secure jobs and training capacity and even generate more.

»By investing in our German presence and securing jobs and training capacity, we have brought KRONES a giant leap forward towards being fit for the future.«

Hans-Jürgen Thaus
Deputy Chairman
of the Executive Board

All this clearly demonstrates our commitment to Germany as a business location. All the measures we have taken to optimise our production processes and the investments we have made to expand our technological leadership strengthen KRONES' competitive edge and thus ensure our future success.


Sales
Systems
Market
LCS
Purchasing
Operations

Drafting our company's future

When it comes to knowing what the future will look like at our company, *Thomas Ricker* knows best. That's because, at [illegible]. The future is about innovations and machines. And Ricker, the main department head for research and development, is responsible for their design and optimisation. His team of 250 developers handles duties ranging from design drawings to production optimisation and materials management. At the moment, they are working on 45 new developments. And that means the future looks very bright.



When everything meshes, you get excellent results

»Holistic« is how *Bruno Schmidt* refers to the work done by his team of [illegible] and project managers. This holistic approach is easy to track – in the work of [illegible] more than 100 project and sales managers as they work on customer enquiries, draw up proposals and manage orders through to their completion; in the work of the *technical documentation* department, for which Schmidt is also responsible, as they prepare the final line documentation; and in the training that our customers get [illegible] on operating their new machines. They're working together for excellent results.


Sales
Systems
Market
Purchasing
Operations
LCS




Sales
Systems
Market
LCS
Purchasing
Operations

An interest in Spanish evolves into an interface to South America

Stefanie Schiller, a sales specialist at [illegible], is the interface between our customers in South America and the technical departments at [illegible]. She not only shares an excellent working relationship with her colleagues at [illegible] [illegible] as they handle enquiries and orders. She also uses her excellent language skills to take care of complex customs matters and communicates with our customers. [illegible] like our customers from the small countries in South America.





The KRONES share

»One thing became very clear at the investor relations meetings we held nearly every week last year: interest in KRONES has increased considerably, even among international investment companies.«

Hermann Graf Castell
Director of
Corporate Communications

Fiscal 2005 was a roller coaster ride for the KRONES share. After passing the €100 mark for the first time at mid-year, the share's price dropped sharply on lower earnings prospects. It later recovered and reached €85.11 at the end of the year, bringing its overall annual performance to –1.0%. On 31 March 2006 KRONES was trading at €99.81 again.

The stock markets in 2005

The German stock market rallied in 2005, with many shares and indexes reaching all-time highs towards the end of the year. For instance, the EURO STOXX 50, which comprises Europe's top 50 stocks, closed the year up a substantial 21.3%. Japan, too, seems to be emerging from its long economic slumber, with the NIKKEI gaining 40.2%. The US stock markets trended mostly sideways. The DOW JONES INDUSTRIAL AVERAGE, which tracks 30 of the country's biggest stocks, even dropped 0.6% below last year's comparable index value on the last trading day while the S&P 500 closed up 3.0% year-on-year and the tech stock index NASDAQ gained 1.5%.

As in previous years, MDAX shares outperformed DAX shares in 2005, gaining 36.0% compared with the DAX's 27.1%.

DAX versus MDAX 2005



135%
130%
125%
120%
115%
110%
105%
100%
95%
127.19
97.36
Jan
Feb
March
April
May
June
July
Aug
Sept
Oct
Nov
Dec
MDAX
DAX

German stocks fared surprisingly well. The DAX reached its highest level in over four years on 28 December, at 5,446 points. After having hit its low for the year (4,157) on 27 April following bad economic news, it recovered to close the year with an overall gain of 27.1%. The big winners in 2005 were the small and mid caps listed in the MDAX index, which reached a record high at 7,342 points and booked an impressive 36.0% year-on-year increase. Germany's tech stock index, TEC DAX, gained 14.7%. When the German stock market rally went into full gear in the second half of 2005, the number of investors in German equities also started rising again for the first time since it peaked in 2001.

KRONES share price performance compared with the MDAX from 2001 to 2005


€103.99
225.0%
200.0%
175.0%
150.0%
125.0%
100.0%
75.0%
50.0%
25.0%
0.0%
-25.0%
-50.0%
€31.01
2001
2002
2003
2004
2005
MDAX
KRONES share (high/low)

Highs and lows ordinary shares:

2005:	*103.99*	*71.98*
2004:	*86.53*	*60.50*
2003:	*63.00*	*37.50*
2002:	*59.00*	*37.50*
2001:	*46.50*	*31.01*

Over the past five years, the KRONES share has performed far better than the MDAX mid-cap index.

Negative performance of the KRONES share

The KRONES share, which is listed on the MDAX, underwent some major ups and downs last year. The share started with a promising €86.00 in January and then shot up to a record €96.95 on February 8, pushing our market capitalisation over the €1bn mark for the first time. Following our financial press conference at the end of April, in which we announced first-quarter losses, the KRONES share price plunged to €82.65 only to soar to its all-time high of €103.99 during trading in June. A subsequent drop resulted in part from profit taking but primarily from KRONES' lower earnings outlook due to high price pressures, about which we had informed analysts and investors openly very early on. By the end of October, the KRONES share had sunk to a low of €71.98. The price gradually began to recover and quoted at €87.20 on 29 December. It slipped again to close at €85.11 on the last trading day of the year, bringing the total annual performance to –1.0%.

The KRONES share underperformed the MDAX in 2005, but outperformed it in a 5-year comparison *(see previous page).*

KRONES share price performance compared with the MDAX in 2005


135%
130%
125%
120%
115%
110%
105%
100%
95%
90%
85%
€103.99
€71.98
Jan
Feb
March
April
May
June
July
Aug
Sept
Oct
Nov
Dec
KRONES share
MDAX

KRONES listings on German stock exchanges

KRONES stock has been listed on the stock exchanges of Frankfurt, Munich (official trading), Berlin, Düsseldorf, Hamburg, Hanover, and Stuttgart (over the counter) since 1 October 1984. In 2005, a total volume of 3.2 million KRONES shares were traded on German stock exchanges. The daily trading volume averaged 14,321 shares.

Besides the MDAX, KRONES is also included in the German Entrepreneurial Index GEX, a stock index for family-owned enterprises that was established last year, and the Midcap Market Performance Index.

End-of-year share prices from 2001 to 2005


2001
€46.50
€55.10
2002
€39.87
€43.50
2003
€62.30
€63.00
2004
€86.53
2005
€85.11
KRONES ordinary shares
KRONES preference shares

Key data for the KRONES share

Ordinary shares	10,531,024
German securities identification number (WKN)	WKN 633500
ISIN	DE0006335003
Ticker symbol	KRN

Key figures for the KRONES share from 2004 to 2005

		2005	2004
Number of shares	(million)	10.53	10.53
Sales per share	€	160.95	143.80
Net income per share	€	6.01	5.86
Cash flow per share	€	10.45	10.16
Equity per share	€	54.32	49.95
High (ordinary)	€	103.99	86.53
Low (ordinary)	€	71.98	60.50
End-of-year price (ordinary)	€	85.11	86.53
Dividend per ordinary share	€	1.40*	1.30

* As per proposal for appropriation of profit

Earnings per share at €6.01

Earnings per share are calculated by dividing consolidated net income for the year by the weighted average of shares outstanding. There were no capital market transactions resulting in dilution in 2005. On this basis, our earnings per share came to €6.01.

Earnings per share from 2001 to 2005


2001
€4.78
2002
€5.44
2003
€5.74
2004
€5.86
2005
€6.01
HGB
IAS/IFRS

Earnings per share improved 2.6% to €6.01 (previous year: €5.86).



Analysts take a positive view of KRONES

»We still consider KRONES to be one of the most solid, well-positioned and fastest-growing companies in the machinery sector.«

In fiscal 2005, several investment, state, and private banks published regular reports on the KRONES share. By publication date, these included CITIGROUP SMITH BARNEY (29 April 2005), COMMERZBANK (28 May 2005), BHF BANK (22 June 2005), BANKHAUS LAMPE (4 July 2005), UBS INVESTMENT RESEARCH (14 July 2005), HSBC TRINKAUS & BURCKHARDT (25 August 2005), AND HVB EQUITY RESEARCH (26 October 2005).

BANKHAUS LAMPE issued the following comment on 1 August 2005, despite the lowered profit outlook for the Group: »Nevertheless, we still consider KRONES an attractive investment due to its long-term prospects and above-average profitability.« HVB EQUITY RESEARCH came to the same conclusion on 26 October 2005, saying »KRONES stock remains attractively valued even on lower estimates and the company is moreover set for a significant margin leap as soon as price pressures ease.«

Proposed dividend of €1.40 per share

The Executive Board of KRONES AG will propose to the annual shareholders' meeting on 21 June 2006 a dividend increase to €1.40 per share. This will be the seventh dividend increase in a row and corresponds to a total dividend increase of 7.7% over the previous year. Thus, our dividend has gone up at an annual average rate of 10% since 1999. Based on our share price of €85.11 at 30 December 2005, the dividend yield comes to 1.6%.

Seventh consecutive increase brings dividend per share to €1.40, from €1.30 in 2004.

Dividend per ordinary share, in €



2001
€0.90
2002
€1.00
2003
€1.10
2004
€1.30
2005*
€1.40

* As per proposal for appropriation of profit

Dividend per preference share, in €



2001
€1.00
2002
€1.10
2003
€1.20

Investors and analysts show increased interest in KRONES share

On average, 15,000 KRONES shares were traded each day in 2005.

Thanks to the conversion of non-voting preference shares to voting ordinary shares on 22 July 2004, analysts and investors alike took increasing note of the KRONES share last fiscal year. The measure also increased KRONES' MDAX weighting. The larger free float, now 46%, has substantially boosted the share's trading volume to an average of 15,000 shares per day. Moreover, the higher market capitalisation has attracted institutional and foreign investors, in particular British funds, to our share.

Shareholder structure

KRONES AG's capital stock remains unchanged at €26.92m and is divided into 10,531,024 shares. Free float is at 46.42% (4,888,479 shares), and voting rights held by the Kronseder family correspond to a capital share of 53.58% (5,692,545 shares).

According to a survey conducted on 18 January 2006, investors owning stakes of less than 10,000 shares each hold 24.6% of KRONES stock (2.59 million shares). German investors holding stakes in excess of 10,000 shares each own 12.0% of our stock (1.27 million shares), and foreign investors from the United States, Canada, and other European countries own 9.8% of KRONES stock (1.03 million shares).

2005 Shareholder structure


Kronseder family 53.6%
Small investors
< 10,000 shares = 24.6%
German investors
> 10,000 shares = 12.0%
Investors from the US, Canada, Europe
> 10,000 shares = 9.8%

Investor relations

Increased coverage of KRONES by German and international banks investment companies is evidence of their growing interest in our company.

In fiscal 2005, as before, KRONES pursued a transparent information policy of regularly communicating with investors and analysts to raise shareholder confidence in the company and tap new investor groups. On numerous road shows at home and abroad we responded to questions from our institutional investors or presented KRONES to interested new investors, cultivating current contacts and establishing new ones. We held significantly more events and individual meetings for and with analysts and investors than before. The fact that more and more international banks and investment companies have started covering KRONES is evidence of their growing interest in our company. We also communicate KRONES' economic evolution and corporate strategies in detail to the capital markets at our financial press conferences and various analyst meetings throughout the year as well as in our regular publications of quarterly and annual reports.

All these measures serve our goal of keeping investors, analysts, and the financial press abreast of what is happening at KRONES and thus enhancing our standing on the capital markets. After all, it shows our commitment to upholding shareholder interests and increasing the value of our company.

At *www.krones.com* you will find detailed information about our Group and its products as well as current data on the KRONES share, including streaming quotes and our Chart Analyser for tracking performance histories. Our annual and quarterly reports are available in PDF format for download.

KRONES AG
Corporate Communications
Hermann Graf Castell
Böhmerwaldstrasse 5
93068 Neutraubling
Phone +49 (0) 9401/70-3258
Fax +49 (0) 9401/70-3496
Internet www.krones.com
E-mail investor-relations@krones.de





Thoughts of a long life yield entirely new ideas


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In our lifecycle service, in which we assist our customers through the entire life of the lines we deliver, we do more than just supply spare parts and maintenance work. Departmental Manager *Markus Fischer* sees »considerable potential« in this line of business and is using an active sales strategy to further develop it. This requires »a different approach« than new machine sales, which is why he and his co-workers are going beyond traditional spare parts business and developing innovative measures to boost line performance.





Where enquiries lead to proposals and proposals to new orders


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Making things happen in the country with the highest Coca-Cola consumption

Klaus Schillinger takes care of everything relating to Mexico. The area sales manager for Mexico and Cuba is your man in Mexico... a modern country with 120 million inhabitants and a huge market with enormous potential. Schillinger is convinced that a lot can happen there... Last year alone, 10 trips took him to the country with the highest per capita consumption of Coca-Cola in the world to discuss projects, present proposals, and maintain contact with customers and the Krones branch office there.



Consolidated management report

A stable global economy

A strong global economy yields continued high demand for capital goods in 2005.

The global economy was so strong in 2005 that even the sharp rise in oil prices could hardly slow its momentum. After growing 5.2% in 2004, the global economy expanded by 4.4% in 2005. Once again, it was largely driven by a continued upswing in the United States and China, which has been growing at a rate of around 10% recently. While the US economy grew by 3.6%, China's GDP undershot its 2004 growth rate by just 0.2%, at 9.9%. Russia, with 6.4% economic growth, the countries of Southeast Asia (4.7%), Japan (2.8%), and Latin America (4.1%) also helped keep global demand high.

The situation was fundamentally different in Europe. While the economies of the new EU member states grew by 4.4%, growth in the euro area slowed towards the end of the year, closing the year at just 1.3% after 2.1% in 2004. Factors included weak private consumption and less gross capital investment, another important component of domestic demand, which was down from 1.1% in 2004 to 0.8% in 2005. The stagnation of capital spending on machinery and industrial equipment is one of many factors preventing economic recovery in Germany.

Change in GDP, in % (Germany vs. European Union)

Year	Germany	European Union (EU 25)
2001	0.8	1.8
2002	0.1	1.1
2003	-0.1	1.0
2004	1.6	2.5
2005	0.9	1.6

Germany / European Union (EU 25)

Source: European Commission

A frail German economy

Germany presents a mixed picture, with rising exports on the one hand and weak domestic demand and declining investment on the other.

With real GDP growth of just 0.9% in 2005, the German economy fell far short of its 2004 performance of 1.6%. The German economy even stagnated in the final quarter of the year. Other key figures also indicated a difficult situation. For instance, at 3.3% of GDP, Germany's budget deficit once again exceeded the 3% limit laid out in the Maastricht Treaty. Due in part to the sharp increase in oil prices, inflation was up to 2.0% on average for the year from 1.6% in 2004. Private consumption stagnated and both government spending and gross capital investment declined by 0.3% each. The number of employees subject to social insurance contributions also decreased by 0.3%. Unemployment rose to 11.7% from 10.6% in 2004. The only real improvement was in the number of corporate bankruptcies, which had held steady at a high level for three years and finally decreased by 6% in 2005 – possibly a sign of an improving situation?

The German economy was once again driven largely by goods and services exports. Germany, the world's exports champion, exported more goods than the United States (€772bn) and China (€637bn) for the third time in a row, with goods totalling €786bn, 7.55% more than in 2004. Germany's trade surplus was up to €160.5bn in 2005 from €156.1bn in 2004. At the end of the year, companies also cited a rise in domestic demand and an improvement in gross capital investment. This development benefited Germany's machinery sector in particular.

Machinery sector has another record year

German machinery and industrial equipment manufacturers continued to benefit from a strong global economy in 2005 despite intense competition, heavy pressure from customers, and a vicious price war. New orders were up 6%, with orders from outside Germany up 9% and domestic orders increasing considerably towards the end of the year. Production increased by 4.4% in real terms to €145bn, exports were up 8% to €107bn, and the ratio of exports to total sales rose from 71.6% to 73.9%.

Most of the orders coming from abroad were from the United States. The volume of goods and services that German machinery manufacturers exported to the United States grew to €8.6bn thanks to positive economic developments there, putting US exports ahead of those to France (€6.0bn) and China (€5.8bn). The primary forces driving global economic growth are the emerging economies and new markets. Exports to Russia increased by 20% to €2.8bn while exports to India and Saudi Arabia expanded by 49% to €1.1bn and 54% to €0.7bn, respectively.

Strong demand for packaging machinery worldwide

The global market for packaging machinery has a yearly volume of around €22.4bn and beverage filling and packaging lines like the ones KRONES produces make up a mere one-fifth of this volume. The strongest demand for packaging systems comes from companies in North America (United States, Canada, and Mexico). At €6.3bn, their demand corresponds to 28% of global demand for packaging systems. They are followed by Japan and China, with a combined annual demand of €5.8bn, or 26% of total demand. Western Europe accounts for €5.1bn (23%) of the market volume. The countries of Eastern Europe, Latin America, Africa, and the Middle East combined account for €2.7bn (12%) and the countries of the Asia-Pacific region (excluding Japan and China) account for €2.5bn (11%).

The global market for packaging machinery in 2005 by region (Total: €22.4bn)


North America (United States, Canada, Mexico)
€6.3bn (28%)
Japan/China
€5.8bn (26%)
Western Europe
€5.1bn (23%)
Eastern Europe, Latin America, Africa, Middle East
€2.7bn (12%)
Asia-Pacific (excluding Japan and China)
€2.5bn (11%)

Demand growth, which varies widely by region, increased inversely to the percentage-based distribution of demand. While demand for packaging machinery and lines for all kinds of products has risen by a steady 2.9% per year for several years and the markets of North America and Western Europe have grown by less than 3%, the strongest momentum on the global market has come from Asia. Demand in China alone will grow by an average of 8.8% annually through 2010. The other countries of Asia expect growth rates of 4.5%. By contrast, sales of packaging machinery in Germany are stagnant at 1.3%.

KRONES is moving into all industries with packaging machinery

Filling lines and packaging machines for the beverage industry like those that KRONES produces and sells worldwide make up only around 22% of the total market volume for packaging machinery. The largest share of the market, around 41%, goes towards the food industry, while another 19% goes towards the handling of pharmaceuticals, cosmetics, and chemicals.

The beverage sector is the most important market for KRONES, accounting for 78% of sales. Our biggest customers include breweries, soft drink producers, and mineral springs. We now generate 22% of our revenues from the sale of machines and lines for companies in the food, chemicals, pharmaceuticals, and cosmetics industries. Our strategy goal is to further increase sales volumes in these markets.

Packaged beverages	2005		2008		annual
	bn litres	%	bn litres	%	growth in %
Central Europe	53.3	6.9	56.1	6.5	1.7
Western Europe	128.4	16.6	138.4	16.0	2.5
Eastern Europe	31.4	4.0	35.8	4.1	4.5
Russia/Central Asia	33.9	4.4	40.6	4.7	6.2
North America (US, Canada, Mexico)	178.0	23.0	187.6	21.6	1.8
South America	117.8	15.2	134.6	15.5	4.5
China/Japan	108.9	14.1	128.8	14.8	5.8
Asia-Pacific	76.9	9.9	92.2	10.6	6.2
Africa/Middle East	45.4	5.9	53.5	6.2	5.7
Worldwide	774.0		**867.6**		**3.9**

Sources: Euromonitor, company's own research

Demand for packaged beverages is on the rise

Global consumption of packaged beverages is growing at an annual rate of 3.9%, helping to ensure a continued »secure« and stable market for filling lines and packaging machines from KRONES. At 774.0 billion litres, industrially packaged beverages make up just 14% of global beverage consumption, which is around 5,300 billion litres. This share will continue to grow in line with continued economic prosperity in former emerging economies, and consumption of packaged beverages will have double-digit growth rates in some regions.

Viewed at the global level, consumption of packaged water is increasing the fastest, with annual growth rates of around 8%, while consumption of beer, soft drinks, and milk has increased only moderately. Moreover, packaged water holds the greatest potential for growth, with consumption at 171.1 billion litres. Annual consumption of alcoholic beverages is at 198.1 billion litres, the volume of all carbonated soft drinks (CSD) amounts to 188.1 billion litres, and annual milk consumption is 130.0 billion litres. On the whole, consumers are increasingly tending to drink non-alcoholic beverages.

Global consumption of industrially packaged beverages, in billions of litres


CSD 201.1
Alcoholic beverages 215.0
Milk, dairy drinks 138.5
Water 213.2
Juices, fruit juice drinks 59.0
New drinks 40.8
CSD 188.1
Alcoholic beverages 198.1
Milk, dairy drinks 130.0
Water 171.1
Juices, fruit juice drinks 51.9
New drinks 34.8

2008: 867.6 billion litres forecast

2005: 774.0 billion litres

All markets offer attractive opportunities for growth for KRONES

Outside Europe and North America, new sales markets for KRONES are developing in regions with steadily growing beverage consumption.

Central and Western Europe (181.7 billion litres of packaged beverages) and North and Central America (178.0 billion) are the world's biggest consumers of beverages, accounting for 23.5% and 23.0% of global consumption respectively. Annual beverage volume is expected to grow only slightly, by 1.7%–2.5%, by 2008, although packaged water and trendy new drinks will see growth rates of 8%–10%.

These regions' combined share of global beverage consumption will decline from 46.5% to 43.1% by 2008 as consumption in other regions grows by 6% or more each during the same period. That's why KRONES has for several years now been sharpening its focus on the growth markets, in which even bigger sales markets for our machines and lines have already developed or will develop in the future. We have expanded our sales activities and after-sales service with spare and wear parts and retrofits in these regions. The strongest demand in these areas is for technologies like our process technology for the production of fruit juices and milk.

We have selected five regions – China, Russia and Central Asia, Eastern Europe, North and Central America, and the region of Africa and the Middle East–to serve as examples for an analysis of global beverage consumption. The figures for beverage consumption in each region were determined by Euromonitor. For 2005, the beverage volume for each region consists of the beverage volumes of precisely the same countries that make up our sales regions.

China

»If there's a market of the future for the beverage industry, that market is China.«

Volker Kronseder

Thanks to an economic upswing that has been ongoing in the country for several years now, China once again stands out from among the countries of the Asian region, all of which are seeing increasing growth in the consumption of packaged beverages. The Chinese consumed 73.1 billion litres in 2005, nearly 3 billion litres more than in 2004 but still low when measured against the size of China's population.

Thus, growth forecasts for the years ahead are high. For example, total beverage consumption is expected to increase by 7.7% annually through 2008. And certain beverages are expected to grow even faster, with forecasts putting fruit juices at 13.8%, water at 11.8%, and even milk at 10.0%.

Beverage consumption in China


Milk, dairy drinks 7.9
Juices, fruit juice drinks 7.1
Water 17.7
New drinks, tea, coffee 8.8
CSD 8.8
Alcoholic beverages 41.1

2008: 91.4 billion litres forecast


Milk, dairy drinks 5.9
Juices, fruit juice drinks 4.8
Water 12.7
New drinks, tea, coffee 7.1
CSD 7.6
Alcoholic beverages 35.0

2005: 73.1 billion litres

Thus, China is and remains one of the most promising markets in the world for KRONES. China has also been one of the first places for the implementation of our latest technologies. In the brewing industry, we have fitted several breweries with high-tech lines, and China's leading fruit juice producer is already operating several KRONES aseptic lines. We recently acknowledged the importance of the Chinese market for our company by establishing a new service centre near Shanghai.

Russia and Central Asia

Russia and the countries of the former Soviet Union are also seeing increased consumption of packaged beverages thanks to continuing economic development. In 2005, they consumed 33.9 billion litres of packaged beverages, and this number is expected to rise to 40.6 billion litres by 2008, an annual increase of 6.2%. During this period, consumption of packaged water, which currently accounts for 13.8% of total beverage consumption in the region, is expected to increase by 12.6% each year and to account for 16.5% of total consumption. Beer (7.7%), fruit juices (7.3%), and trendy new drinks (6.5%) are also expected to experience above-average growth.

Beverage consumption in Russia and Central Asia


Milk, dairy drinks 5.8
Juices, fruit juice drinks 3.8
Water 6.7
CSD 4.8
Alcoholic beverages 19.5

2008: 40.6 billion litres forecast


Milk, dairy drinks 5.3
Juices, fruit juice drinks 3.1
Water 4.7
CSD 4.5
Alcoholic beverages 16.3

2005: 33.9 billion litres

Eastern Europe

The share of packaged beverages will continue to increase as economic development progresses, and water will have the biggest part of this growth.

With an annual growth rate of 4.5%, the volume of packaged beverages in the countries of Eastern Europe will increase from 31.4 million litres now to 35.8 billion litres in 2008. In particular, the forecast annual 11.2% increase in consumption of packaged water – whose share of total beverage consumption will grow from 19.8% (2005) to 23.9% (2008) – but also the growth rates for fruit juices (5.7%) and new trend drinks (8.9%) make the region of Eastern Europe one of the most important growth markets for KRONES, particularly in these segments.

Beverage consumption in Eastern Europe in 2005 and 2008


Milk, dairy drinks 4.5
Juices, fruit juice drinks 3.3
Water 8.5
CSD 7.5
Alcoholic beverages 12.0

2008: 35.8 billion litres forecast


Milk, dairy drinks 4.4
Juices, fruit juice drinks 2.8
Water 6.2
CSD 6.7
Alcoholic beverages 11.3

2005: 31.4 billion litres

North and Central America

With beverage consumption growing at 1.8% each year, North and Central America comprise a largely saturated market. However, with annual consumption at 178.0 billion litres, they are also the world's largest market. While consumption of beer, which makes up 15.4% of total consumption, and milk (16.8%) has actually declined at rates of –0.4% and –0.1%, respectively, and even carbonated soft drinks (35.2%) and fruit juices (8.2%) are growing at just 0.7% each year, the region is particularly attractive for KRONES because of the high rates of growth in packaged water, which currently accounts for 16.6% of total beverage consumption and is expected to grow by 7.2% each year through 2008. At the same time, this last category is also seeing increased use of PET bottles.

Beverage consumption in North and Central America in 2005 and 2008

The water market, which is particularly attractive for KRONES, is expected to grow by 7.2% each year.


Milk, dairy drinks 32.3
New drinks 7.9
Juices, fruit juice drinks 14.9
Water 36.5
CSD 63.8
Alcoholic beverages 32.2

2008: 187.6 billion litres forecast


Milk, dairy drinks 32.1
New drinks 7.0
Juices, fruit juice drinks 14.6
Water 29.6
CSD 62.6
Alcoholic beverages 32.1

2005: 178.0 billion litres

Africa and the Middle East

Consumption of packaged beverages in the countries of Africa and the Middle East is rising fast, at 45.4 billion litres in 2005 and expected to reach 53.5 billion litres by 2008, an increase of 5.6% each year. All beverage types are growing strongly. Carbonated soft drinks, with a share of 38.3% of total beverage consumption, are expected to grow by 4.5% each year, and alcoholic beverages (17.4% of total) by 5.7%. Growth of fruit juices (10.8% of total beverage consumption) is expected to be 6.6% in the years through 2008 and packaged water (23.1% of total beverage consumption) is expected to be 7.2% during the same period, putting both segments well above the annual average. In terms of packaging, aluminium cans are slightly ahead of PET containers, with annual volumes of 9.5 billion cans and 9.3 billion containers, respectively. But plastic bottles are also becoming increasingly popular in Africa and the Middle East, with annual growth rates currently at 10.6%.

Beverage consumption in Africa and the Middle East in 2005 and 2008


Milk, dairy drinks 4.8
New drinks 0.7
Juices, fruit juice drinks 5.9
Water 12.9
CSD 19.9
Alcoholic beverages 9.3

2008: 53.5 billion litres forecast


Milk, dairy drinks 4.3
New drinks 0.4
Juices, fruit juice drinks 4.9
Water 10.5
CSD 17.4
Alcoholic beverages 7.9

2005: 45.4 billion litres

PET is growing

When we look at packaging materials for all beverages consumed worldwide, we see that we've made the right choice by focusing increasingly on PET for the past several years. We also see further potential for sales of our lines and machines for the production, filling, and packaging of PET containers, which currently accounts for 77% of our sales.

By focusing on machines and lines for filling and packaging PET bottles, KRONES is benefiting from a powerful trend.

Two main factors will further strengthen this trend. First, the share of beverages packaged in PET containers will increase from 25.3% in 2005 to 28.3% in 2008 while all other packaging types will lose market share. And second, beverages like water and fruit juices, which are already packaged primarily in PET containers, are expected to grow at rates of more than 10% in many regions. Other factors that will strengthen PET include trends like beer in PET and ESL milk and yoghurt smoothies in plastic containers. All told, these factors will further increase demand for lines and machines from our product range, which is precisely tailored to these applications.




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When real costs determine the value of a line


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Preparation determines success in our training centre

The [illegible] trains our customers' employees in the operation of new machines and complete lines and offers continuing education opportunities for our managers and employees. Training is done either in our training centre in [illegible] or at the customer's site. [illegible] is responsible for planning and organising our customer training seminars. We do everything [illegible] including scheduling the Academy's more than [illegible] trainers.




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Delivering the right machines in perfect condition – for the best possible labelling results

[illegible]


MANAGEMENT REPORT

The building blocks of our market leadership

By focusing on making KRONES a systems supplier for the beverage and food industries, we are systematically orienting ourselves towards our customers' needs. Our customers expect the highest quality and technological sophistication of our machines and lines. They also expect us to have comprehensive knowledge of their production processes, so we can deliver the right solutions for their applications. Thus, intelligently combining individual building blocks forms the foundation for our success.

Our employees attach great importance to improving all of the processes involved in our business to keep KRONES highly competitive.

Constant innovation drives us forward, both in terms of fast and flexible development of new machines and products and in terms of the changes taking place within our company. Our employees attach great importance to improving all of the processes involved in our business to keep KRONES highly competitive. Our divisional organisation enables us to put all of our specialists to work in the best possible way to utilise their skills and to bundle their knowledge in each of our company's specialisations.

With expertise in all areas of filling and packaging technology, which is represented by our divisions and our specialised subsidiaries, KRONES has long since evolved from a machine builder to a complete systems supplier.


Systems engineering
Process engineering
CSD*
Water
Alcohol**
Dairy products
Non-food***
Product filling and decoration
Filling
Labelling
Inspection
Conveyors
Packing/palletising
Plastics
Cleaning
Internal logistics
Information technology
Service

* Carbonated soft drinks, ** Beer, wine, sparkling wine, spirits, *** Chemicals, pharmaceuticals, cosmetics

THE KRONES GROUP

The KRONES GROUP consists of KRONES AG and its sales and service companies worldwide. The product range of KRONES AG covers complete solutions for beverage production, filling, labelling, cleaning, inspection, packing and palletising, and the production of PET bottles. Our Danish subsidiary SANDER HANSEN designs and builds pasteurising systems, and the Austrian-Italian KOSME GROUP produces stretch blow-moulding machines, fillers, labellers, packers and palletisers, and conveyor systems for the lower output range.

Two of our subsidiaries, STEINECKER (brewery systems and brewing technology) and SYSKRON (IT solutions for production and logistics), were integrated into KRONES AG in 2005, effective retroactively to 1 January 2005, following a decision by the Executive Board and its approval by the annual shareholders' meeting. STEINECKER has become the new technology division called »process technology« while SYSKRON's activities have been integrated into the »process technology«, »internal logistics«, and »filling and packaging« areas.

The KRONES GROUP's business activities are divided into three segments. »Machines and lines for beverage production/process technology« comprises our »process technology« and pasteurisation technology (SANDER HANSEN) divisions. »Machines and lines for product filling and decoration« comprises the system engineering, labelling, filling, inspection technology, cleaning, plastics, packing and palletising, and conveyor technology divisions. KOSME, or »machines and lines for the lower output range« is our third segment.

KRONES GROUP segments, product divisions, and industries

Company	Product divisions	Segments	Industries
KRONES AG	Brewhouse and filtration Information technology Internal logistics	Machines and lines for beverage production/ process technology	Beverage*/ non-beverage**
SANDER HANSEN A/S	Product treatment technology		
KRONES AG	Systems engineering Labelling technology Inspection technology Filling technology Cleaning technology Plastics technology Packing and palletising Conveyor technology	Machines and lines for product filling and decoration	Beverage/ non-beverage
KOSME GROUP	Plastics technology Filling technology Labelling technology Packing and palletising Conveyor technology	Machines and lines for the low output range	Beverage/ non-beverage

*(Beer, soft drinks, wine, sparkling wine, spirits),
**(Food, chemicals, pharmaceuticals, cosmetics, dairy products)

KRONES increases sales by almost 12%

A strong fourth quarter enabled KRONES to exceed the high sales expectations for 2005.

For 2005, KRONES is once again reporting improved figures for sales, new orders, orders on hand, and profits. At €1,695.0m, sales were up 11.9% or €180.7m on the previous year (€1,514.3m). After the first three quarters of 2005, which were more or less even in terms of sales (€404.5m, €416.1m, and €386.5m), an outstanding traditionally strong fourth quarter brought sales of €487.9m that ensured that we outperformed our growth corridor of 5%–10%. Major factors contributing to this – extraordinary boost in sales were increased demand for water bottling lines – particularly in the United States – and a continuing general trend towards PET packaging, the production, filling, decoration, and packaging of which has been our specialty for many years.

Consolidated sales and net income in € m

Year	Net income, in € m	KRONES GROUP sales, in € m
2001	50	1,165
2002	57	1,305
2003	60	1,435
2004	62	1,514
2005	63	1,695

Net income, in € m · KRONES GROUP sales, in € m · HGB · IAS/IFRS

Sales by segment

Because this annual report is prepared under »International Financial Reporting Standards« (IFRSs) for the first time, comparative values from the previous year have also been adjusted to reflect IFRS standards.

Our »machines and lines for product filling and decoration« segment was the biggest contributor, with €1,445.6m. This figure is an improvement of €161.8m or 12.6% on the previous year (€1,283.8m). In the same period, this segment's share of total sales also increased from 84.8% to 85.3%. Our other two, far smaller, segments also increased sales in 2005. The »machines and lines for beverage production/process technology« segment increased its sales 8.5% to €182.7m (2004: €168.4m). »Machines and lines for the low output range (KOSME)« generated sales of €66.7m, 7.4% more than in 2004 (€62.1m).

KRONES GROUP sales breakdown by segment, in € m


Machines and lines for the low output range (KOSME) 3.9% (€66.7m)
Machines and lines for beverage production/ process technology 10.8% (€182.7 Mio.)
Machines and lines for product filling and decoration 85.3% (€1,445.6m)

Sales 2005: €1,695.0m


Machines and lines for the low output range (KOSME) 4.1% (€62.1m)
Machines and lines for beverage production/ process technology 11.1% (€168.4m)
Machines and lines for product filling and decoration 84.8% (€1,283.8m)

Sales 2004: €1,514.3m

Sales by region

Strong global demand boosts KRONES sales in the markets outside Europe by almost 46%, pushing their share of total sales to more than 54%.

The widely varied levels of activity on the global markets were reflected in the regional breakdown of our sales in 2005. With €228.9m, Germany accounted for just 13.5% of our sales in 2005, after €279.1m and a share of 18.4% in 2004. A continued weak economy and our customers' resulting diminished sales – even beer consumption was down – forced companies to continue to curb their capital spending. Our sales to other countries within Europe also declined to €544.5m from €602.4m in 2004. This decrease in the region's share of total sales from 39.8% to 32.1% is the result of a temporary saturation of the market. Our customers in Europe invested heavily in beverage filling lines in the past several years and took a »breather« in 2005 due to weak growth rates.

By contrast, sales to our customers on other continents, particularly in the United States and Asia, increased considerably. The reasons for this rally include the general PET boom, the strong trend towards bottled water in the United States, and heavy capital spending by brewing companies in Asia for complete breweries. In addition, the South American market, which has been a weak market for KRONES until now, is gradually beginning to pick up. As a result, sales to our customers outside Europe were up 45.6% to €921.6m (previous year: €632.8m) and the share of total sales increased to 54.4% from 41.8% in 2004. On the whole, the ratio of exports to total sales of our machines and lines was 86.5% compared with 81.6% one year earlier.

KRONES GROUP sales by region


Europe 32.1%
Germany 13.5%
Other continents 54.4%
Sales 2005: €1,695.0m
Europe 39.8%
Germany 18.4%
Other continents 41.8%
Sales 2004: €1,514.3m

Sales by industry

The breakdown of KRONES' sales by industry has changed considerably. Sales of machines and lines for the production of beer and alcoholic beverages increased a whopping 57% over the previous year's €366m to €576m. With a share of total sales of 34%, compared with 24% in 2004, this segment has, at least for now, turned around a trend that has been negative for years. In 1999, machines and lines for beer, wine, and spirits accounted for 52% of our sales.

But our highest sales were once again for machines and lines for packaging soft drinks, water, and juices. At €746m, they accounted for 44% of our sales in 2005, after €762m and a share of 50% in 2004.

Sales of machines and lines for the non-beverage industries (food, chemicals, pharmaceuticals, cosmetics) were €373m in 2005 compared with €396m in 2004, which translates to a decrease in their share of total sales from 26% to 22%.

KRONES generated 44% if its sales with packaging machines and lines for soft drinks, water, and juices and 34% with lines and machines for the production of beer and other alcoholic beverages, which saw sales increase by an extraordinary 57%.

KRONES GROUP sales breakdown by industry


Alcoholic beverages 34%
Food, chemicals, pharmaceuticals, cosmetics 22%
Soft drinks, water 44%
2005: €1,695.0m


Alcoholic beverages 24%
Food, chemicals, pharmaceuticals, cosmetics 26%
Soft drinks, water 50%
2004: €1,514.3m

Sales by packaging types

The shares of sales accounted for by the different types of packaging remained largely unchanged in 2005. However, the numbers do underscore a trend towards machines and lines for filling and packaging products in PET containers. After 75% in 2004, these machines and lines accounted for 77% of our sales in 2005. Six years earlier, their share was just 45%. The continuing trend opens up new growth potential for KRONES.

The shares of filling lines for glass containers and cans continue to decline.

The continuing trend towards filling beverages into PET containers is responsible for three-quarters of KRONES' sales of filling lines and packaging machines.

KRONES GROUP sales by packaging material


Glass 19%
Cans 4%
PET 77%
2005: €1,695.0m


Glass 20%
Cans 5%
PET 75%
2004: €1,514.3m

Profits up 2.2%

Consolidated net income after taxes for 2005 was €63.4m (2004: €62.0m), an increase of 2.2%. Thus, profits growth fell short of the nearly 12% sales increase and our expectations.

Continued price pressures had a negative impact on KRONES' earnings situation in 2005, and we can view a 2.2% increase in profits as a good result under the circumstances.

KRONES GROUP net income, in € m

Year	Net income
2001	50.3
2002	57.3
2003	60.4
2004	62.0
2005	63.4

HGB IAS/IFRS

The primary reasons for this earnings trend were continued price pressures that did not allow us to obtain the prices we had hoped for and losses from a large-scale order in process technology. Additional factors that narrowed our profit margin included higher materials costs as a result of the increase in the price of stainless steel. We were unable to pass these added costs on to our customers, but we were able to offset them by increasing productivity. The increase in exports to countries outside Europe resulted in higher transport and other selling costs. The costs involved with the *drinktec* 2005 trade fair were a one-time expense under other operating expenses. The resulting lower earnings before taxes resulted in a 2.2% increase in profits on slightly lower income tax expenses and a decrease in deferred tax items. After a very good first half with respect to profits (€36.5m), low third-quarter profits (€8.9m) pushed earnings below the previous year's figure. It wasn't until the strong fourth quarter, with profits of €18.0m, that this decline was changed into an increase in earnings.

Consolidated EBITDA and EBIT

We did not achieve our target return on sales before taxes (EBT) of 7.0% in 2005. At €91.2m, our EBT was 8.7% lower than in 2004 (€99.9m), for a return of 5.4% (2004: 6.6%).

Earnings before interest, taxes, and depreciation and amortisation (EBITDA) declined 6.6% to €136.8m in 2005 (2004: €146.5m). EBIT was also down 10.9% to €90.2m (2004: €101.2m). Intensified competition and negative effects from the machines and lines for beverage production/process technology segment held our return on sales down to just 3.7% (2004: 4.1%). The return on capital employed (ROCE), which is the ratio of EBIT to average net tied-up capital (total assets less interest-free liabilities and other provisions), was down to 14.7% (2004: 18.0%).

A look at the three segments reveals a differentiated picture. In our business with »machines and lines for product filling and decoration,« which accounts for 85.3% of our sales with €1,445.6m, we achieved earnings before interest, minority interests, and taxes (EBIT) of €101.7m, which is 5.2% more than in 2004 (€96.6m). This is equivalent to a return on sales of 7.0%. Our smallest segment, »machines/lines for the low output range (KOSME),« generated sales of €66.6m, which corresponds to a 3.9% share of our total sales. Thus, at €2.1m, EBIT was 37.5% lower than in 2004 (€3.4m) and the return on sales was down from 5.5% to 3.2%. Our »machines and lines for beverage production/process technology« had a negative return on sales of –7.5%. With sales of €182.7m, the segment accounted for 10.8% of KRONES' total sales and had an EBIT of –€13.7m.

KRONES GROUP EBITDA, in € m

Year	Value
2001	121.0
2002	136.1
2003	145.2
2004	146.5
2005	136.8

HGB IAS/IFRS

KRONES GROUP EBIT, in € m

Year	Value
2001	86.1
2002	99.0
2003	105.1
2004	101.2
2005	90.2

HGB IAS/IFRS

KRONES GROUP ROCE, in %

Year	Value
2001	21.6
2002	22.8
2003	22.5
2004	18.0
2005	14.7

HGB IAS/IFRS

Cashflow

The KRONES GROUP generated cash flow of €110.0m, outperforming the previous year by 2.4% (2004: €107.4m). This cash flow enables us to finance the majority of our future investments in machinery and buildings and measures to expand our company's business. The high level of cash flow also serves as an excellent basis for a continued positive interest income/expense item.

KRONES GROUP cash flow, in € m

Year	Value
2001	85.1
2002	94.4
2003	100.2
2004	107.4
2005	110.0

HGB IAS/IFRS

New orders up 11.7%

New orders for the KRONES GROUP were up 11.7% in 2005 to €1,735.6m (2004: €1,554.1m). While new orders were very similar in the first two quarters of 2005, at €441.5m and €396.4m and in the fourth quarter, at €394.0m, the new orders in the third quarter set a new quarterly record at €503.7m. This record was largely driven by €120m in new orders that KRONES finalised at the *drinktec* trade fair.

The record orders intake of €503.7m in the third quarter put new orders for 2005 at €1,735.6m (2004: €1,554.1m)

KRONES GROUP new orders, in € m

Year	Value
2001	1,190
2002	1,309
2003	1,441
2004	1,554
2005	1,736

HGB IAS/IFRS

Orders on hand up 6.4%

The strong inflow of orders in the third quarter of 2005 resulted in a corresponding increase in orders on hand within the KRONES GROUP. At the reporting date of 31 December 2005, orders on hand amounted to €690.6m, 6.4% above the year-earlier figure (€649.0m). This order backlog corresponds to a capacity utilisation of around five months.

KRONES GROUP orders on hand, in € m

Year	Value
2001	610
2002	614
2003	619
2004	649
2005	691

HGB IAS/IFRS

Capital structure

The KRONES GROUP's total assets increased 6.0% to €1,282.5m in 2005 (2004: €1,210.3m) due to the expansion of our business volume.

Property, plant and equipment, intangible assets, and financial assets were up 6.4% to €356.7m (2004: €335.3m). A detailed listing is available in our statement of changes in non-current assets.

Current assets grew 6.2% to €879.9m (2004: €828.4m), and their share of total assets is practically unchanged at 68.6% (2004: 68.4%).

The KRONES GROUP had cash and cash equivalents of €56.5m at 31 December 2005 (2004: €75.4m). Net cash and cash equivalents was €51.7m (2004: €74.1m). Thus we maintained our financial leeway without having to take out major loans from banks.

The KRONES GROUP maintained a favourable ratio of debt to equity, improving it from 43.4% to 44.6%.

The 2.6% increase in non-current liabilities to €154.7m, was somewhat less than the increase in current liabilities (+4.1% to €555.9m). This was mainly the result of higher prepayments received (+32.4%).

KRONES GROUP asset and capital structure, in € m

	2005	2004	2004	2003	2002	2001
	IAS/IFRS	IAS/IFRS	HGB	HGB	HGB	HGB
Non-current assets	403	382	290	306	261	222
of which property plant and equipment, intangible assets, and financial assets	357	335	268	272	250	206
Current assets	880	828	704	564	545	504
of which cash and equivalents	57	75	75	56	36	62
Equity	572	526	483	435	409	381
Total debt	711	684	511	435	397	345
Non-current liabilities	155	151	–	–	–	–
Current liabilities	556	533	–	–	–	–
Total	1,283	1,210	994	870	806	726

Cash flow

Cash flows from operating activities within the KRONES GROUP amounted to €88.0m in 2005 (2004: €137.9m). The lower figure resulted from a €10.6m reduction in cash inflows from €137.6m and a €6.2m reduction in provisions (2004: increase of €23.8m). The total of operating receivables, inventories, and liabilities of –€51.7m (2004: –€47.7m) also resulted in a cash outflow.

Thus, given the income taxes paid (€22.0m; 2004: €37.5m), cash flows from operating activities amount to €62.4m (2005: €95.8m).

The cash outflow from investing activities, which increased €18.0m from the previous year to €74.4m, is largely the result of higher net capital expenditures for property, plant, and equipment. Cash outflow from financing activities declined despite higher dividend payments to KRONES AG shareholders.

These effects resulted in a €22.6m change in cash and cash equivalents in 2005, with cash and cash equivalents totalling €56.5m at the reporting date.

KRONES GROUP capital expenditures, in € m

Year	€ m
2001	57.7
2002	88.3
2003	51.8
2004	60.4
2005	78.3

HGB IAS/IFRS


Sales
Systems
Market
LCS
Purchasing
Operations

A partner for personnel matters

Karin Nikolic is in high demand. As one of our human resource managers, she is the first person our departmental managers contact for all kinds of personnel related issues. She provides information and support on issues when openings need to be filled, and when questions arise relating to labour law. She also approaches our managers when strategic issues like human resources planning, human resources development, and leadership need to be communicated. In all of these cases, Nikolic, who holds a degree in business administration with emphasis on human resources, can draw upon the knowledge she derived from further studies towards her master's in communication and fundamentals of psychology.











Sales
Systems
Market
LCS
Purchasing
Operations

Keeping our image consistent with our design


Sales
Systems
Market
LCL
Purchasing
Operations

Supporting sales in every aspect and in four languages

A tight network of KUEHNE + NAGEL branch offices spans from Scandinavia to the Iberian Peninsula to Israel and Turkey. And these and all other countries in the region are handled by more than one hundred sales staff who are coordinated and supported »in every respect« by *Sabine Schmidt*, the assistant to the director of sales for Western Europe. Schmidt speaks English, French, Spanish, and Italian and organises the annual Western Europe Sales Meetings. The most recent meeting was held in Copenhagen, where she also led a workshop.


MANAGEMENT REPORT

Reports from the segments and divisions

»Our new developments clearly show that we at KRONES think in systems and see the future of technology in the continued evolution of these systems.«

Christoph Klenk, Member of the Executive Board

Our divisions made extra special efforts to demonstrate KRONES' technological leadership at *drinktec*, the world's largest trade fair for beverage technology, which takes place every four years. As the reports on the following pages show, their innovations go well beyond pure mechanical engineering.

The Think Tower

The real and virtual heart of KRONES' trade fair stand was a two-story open-plan space-within-a-space christened the »Think Tower«. Throughout the *drinktec* trade fair in Munich, KRONES showcased its ideas in the Think Tower, presenting »soft« topics that extend far beyond the confines of traditional mechanical engineering. The Think Tower embodied our focus on providing solutions, not just machines.

The Think Tower symbolises the transformation KRONES has undergone over the past several years, evolving into a holistic system provider and problem solver. This evolution is based on the changed needs and expectations of our customers and the knowledge that although machines are still what fill the liquid products into the containers, comprehensive system engineering and service are increasingly crucial to the success of our business.



In the Think Tower at drinktec, KRONES presented ideas for the beverage industry that extended far beyond the confines of traditional mechanical engineering.

Factory management

KRONES has expanded and professionalised its range of services to include factory planning expertise. Planning the process engineering from start to finish, the bottling or canning equipment, and the warehousing and distribution systems, including the construction work involved, culminates in a truly turnkey factory. KRONES offers all of this planning and implementation work for complete breweries and bottling, canning, and packaging lines, engineering, line simulation, and production planning from a single source.

Cost management

How much does it cost to fill a single container on a bottling or canning line? This is probably the most crucial question of all for financial controlling personnel at a bottling or canning plant. Energy savings, maintenance concepts, and consumption metering are all contributing factors. KRONES has taken this issue fully on board and now offers determination of lifecycle costs and the necessary line optimisation work as a service to our customers.

Process engineering

We have expanded our range of products and services for the beverage industry to include process engineering, which encompasses line planning, process systems, product treatment, and process control technology. We test formulas and optimise the stages of production in our pilot plant, while sophisticated process technology monitors and controls every aspect of production. In this way, we are taking responsibility for the entire production process.

Internal logistics

We develop fully integrated internal logistics concepts to ensure the proper flow of materials at all times. We use IT and automation solutions to link bottling and canning lines with the relevant logistics centres – with dynamic block warehouses or fully automated high-bay warehouses planned and built by us to ensure highly functional warehouse management and automatic storage and retrieval of the products.

Employees

We never lose sight of the most critical factor for our success – the people in our companies, whose thoughts and actions shape KRONES and its image. We also pay close attention to our customers' employees, who work with our lines and automation solutions. We create user-friendly interface structures and offer targeted basic and advanced training in the KRONES ACADEMY for the operators of our ergonomically designed machines.

Quality assurance

Ensuring product quality is a top priority for our customers and for us. Thus, cold aseptic (germ-free) product handling is gaining increased importance. In addition, we have developed a special quality assurance module that continuously retrieves and analyses all process and production related data. Complete tracking ensures that the product quality lasts all the way to the consumer.

Utilities

KRONES' holistic approach gives our customers particularly effective solutions since all of the components, consumables, and processes in our lines are optimally coordinated. For example, apart from supplying the machines themselves, KRONES also provides the needed utility units for water, waste water, steam, compressed air, refrigeration, carbon dioxide, and power. Our compact recycling line for PET containers completes the material cycle.

Service

With KRONES' lifecycle service, our customers receive comprehensive on-the-spot support worldwide throughout the entire service life of their line – via the Internet, through our digital parts catalogue, or through traditional channels. We deliver spare parts to our customers quickly. KRONES teleservice enables our service technicians to monitor maintenance and changeover procedures and operate machines and systems remotely.

Bottle design

KRONES has a department dedicated exclusively to developing and designing PET bottles and manufacturing the corresponding moulds for bottle production. For handling new containers on an existing KRONES line, we retrofit line components and update the line's control system, so the line can handle the new container shape with optimal efficiency.

Line optimisation

We use a variety of tools to design the best possible production processes. With *line tuning*, we optimise the line's parameters, reduce production losses caused by stoppages, and improve changeover processes. Our in-house machine overhaul service is an appealing alternative to more costly and time-consuming on-site component overhauls. And network-linked visualisation allows machine operators to oversee the entire line and take immediate action when problems arise in the production process.

Systems engineering

With *Smart Line*, KRONES has made the transition into the future of bottling and canning lines. The innovative line concept uses dynamic buffer systems to put individual machines – such as blow-moulding and labelling machines – into mechanical BLOC arrangements. These dynamic buffer systems, in which bottles or packages are gently and temporarily stored, reduce the negative impact that disruptions in individual machines may have on other machines in a BLOC, minimise the conveyor space needed for buffering, and can even eliminate the need for air conveyors for PET bottles. Moreover, unlike the air conveyor, which can require as many as 20 drives, the dynamic buffer needs just two servodrives for one continuous loop chain. By significantly reducing the amount of space used for buffering, a *Smart Line*'s footprint is around 45% smaller than that of a conventional line.



With the newly developed Smart Line, KRONES has made a critical step into the future of filling lines.

Machines and lines for beverage production/process technology

The merger of STEINECKER and SYSKRON, two hitherto autonomous subsidiaries, into KRONES AG created a new technology division called »process technology« from the brewery technology company STEINECKER. With this new division, we are expanding our expertise to cover beverage production in addition to filling and packaging – because beverage producers are increasingly demanding start-to-finish production systems with centralised project management.

One part of our new expertise covers the complete production of non-alcoholic beverages, ready-to-drink teas, and mixed drinks containing alcohol. We support this process by engineering and manufacturing entire syrup kitchens and mixers. One of the first steps was to completely overhaul our beverage preparation systems. *Contiflow* mixers are now available in four sizes with higher maximum capacities that are infinitely adjustable and can thus be automatically adjusted to match filler speed.



With its new process technology division, KRONES is expanding its expertise to cover the production and treatment of beverages.

Our two new, modular flash pasteurisers will also enable us to provide customised applications. *VarioFlash* provides traditional flash pasteurisation for beer, carbonated soft drinks, juices, milk and dairy products, and the hot filling of fruit juices while *VarioAsept* stands ready for the aseptic filling of ultra-sensitive products. We've also added a sterile water UHT system called *AquaAsept* specifically for aseptic filling. The primary users of sterile water are the rinser, in which bottles are flushed with water prior to filling, and the filler, which is sterilised at temperatures as high as 135°C and then cooled back to production temperature.

Process technology also includes solutions for the brewing industry. Within just a few years' time, STEINECKER innovations have optimised the lautering and boiling processes and machinery involved in beer-making. After bringing the brewing industry the resource-saving *Merlin*® wort boiling system (2001), the pioneering developments of *Pegasus* (2002), which set a new standard for the lautering process, and the *Stromboli* interior boiler (2004), KRONES has solved the last major challenge in the brewhouse with its new *ShakesBeer* mashing system. *ShakesBeer* uses a newly designed heating system in combination with a flow-optimised agitator to achieve higher-quality mashing, reduce energy consumption, and shorten mashing times to less than two hours.

Thus, KRONES is now also taking responsibility for complete lines for the companies in the dairy industry. We supply the thermal treatment systems for extending product shelf life and systems for blending liquid and dry ingredients. Our utilities equipment provides dairies with water, steam, refrigeration, and carbon dioxide, and our cleaning systems ensure the highest possible level of microbiological safety. Formula-controlled automation and documentation ensure the accuracy and transparency of the processes. Master control systems manage the entire milk handling process, from the delivery of raw milk to milk treatment to filling, packaging, and storage.



Our Danish subsidiary SANDER HANSEN has developed a completely new kind of tunnel pasteuriser, the Sharc Pasteuriser.

With the *Sharc* (»safe hygienic active regenerative control«) *Pasteuriser*, our Brøndby, Denmark-based subsidiary SANDER HANSEN has developed a brand-new tunnel pasteuriser concept and thus reinforced its position as the leader in pasteurisation technology. The *Sharc Pasteuriser* has numerous innovative features. Its design ensures a clean, hygienic processing environment and easy access for maintenance work. The pasteuriser uses SANDER HANSEN's patented *Marathon conveyor*, which can be used for all returnable and non-returnable glass, PET, and aluminium containers. The combination stainless steel and plastic conveyor unites the advantages of both systems. Space-saving deck heights also reduce cost-intensive conveyor lengths at the container loading and discharge areas. The *Sharc Pasteuriser* also features an all-new, completely maintenance-free spraying system, an integrated *Zone Buffer System* that prevents water of different temperatures from mixing, and the patented *Chess* heating system for maximum water and steam savings.

With *Virtual Pasteuriser*, SANDER HANSEN has developed an early warning system to monitor energy consumption and related component problems in pasteurisers. If utility consumption deviates sharply from pre-defined values during pasteurisation, the system recommends actions to solve the problem. In this way, maintenance work can be planned in advance and line downtimes and excessive consumption can be prevented.

Machines and lines for product filling and decoration

KRONES product design honoured

KRONES presented all of its exhibited products in a new machine design for the first time at *drinktec*. The systematic design overhaul of our machines, which began a year earlier, was aimed at giving visual expression to the quality and technological leadership of our products. For us, the new product design is not purely a matter of aesthetics. Rather, it is a matter of function, identity, ergonomics, and differentiation.

The consistent design lends order to our product range and offers greater clarity. Our machines and lines have a high recognition value and the new look differentiates them even more clearly from those of our competitors. The new design also meets ergonomic requirements and provides the best possible accessibility and operator-friendliness. Moreover, the design simplifies many production and working processes and thus even lowers the cost of producing the machines.

KRONES' new product design received kudos from the jury of the *International Forum Design* in Hanover in November 2005, where it won the much sought-after *iF product design award 2006*. KRONES also won the renowned *»red dot«* quality seal for outstanding design quality in the *red dot design awards* competition held by the *Design Zentrum Nordrhein Westfalen* in Essen, one of the world's premier design competitions.

Plastics technology

KRONES' bottle-to-bottle recycling is a new concept for a PET recycling system that makes it possible to recycle used plastic bottles into food grade PET for the blow-moulding process. The recycled PET is of the same quality as virgin material and can be produced at a comparable or even lower price. The KRONES recycling system, which is designed for outputs of 500 kg to 1,000 kg per hour, is especially interesting for converters (PET bottle manufacturers) and for bottlers wanting to integrate the preform manufacturing process into their lines – particularly as the European Union's packaging regulations and environmental regulations in other countries require the recycling of plastics. KRONES is the only manufacturer of beverage filling lines and machinery to offer the entire process chain for PET bottles, from bottle production and the associated process stages to the recycling of used bottles.



The PET recycling system from KRONES allows used plastic bottles to be recycled into food grade PET.

With the *M series* – the M stands for medium sized – KRONES has added a fifth variant to its blow-moulding range, supplementing the *Contiform S* (standard), *H* (hot fill) *SK* (standard small cavities), and *HK* (hot fill small cavities) series. The new *Contiform S30M* is based on a standard blow-moulder, equipped with 30 moulds instead of the usual 24, and designed to produce PET bottles up to 1.5 litres. It features a smaller size and lower costs per cavity. The *S30M* produces up to 54,000 PET containers per hour. In the *Contiform S series*, the *Contiform S28* has replaced the *S24* as the top model. The new size, with 28 blow-moulding stations for the production of bottles up to 3.0 litres in volume, produces 44,800 bottles per hour.

We developed the *Air Wizard* some time ago as a system that could be retrofitted to all *Contiform S* machines to reduce the amount of compressed air used by our blow-moulders. Now we have added the *Wall Wizard* and *Temperature Wizard*, retrofittable systems that automatically control wall thickness. The *Temperature Wizard* uses an infrared camera to measure the temperature profile of the preforms, thus considerably reducing variation in wall thickness and saving material while maintaining consistent quality. The *Wall Wizard* monitors wall thickness of the blow-moulded bottles and regulates the process of heating the preforms.

Filling technology

The *FI* filler marks a completely new generation of fillers at KRONES. The *FI* arose from the elimination of customary machine components and has three attractive features: a modular design with an innovative drive concept, a newly designed filling system, and a completely new system for filling valve control. The machine is designed primarily for volumetric filling of PET bottles. In lieu of a front table, the machine uses neck handling starwheels to feed the bottles into the filler. This design variation has proved to be a perfect solution in terms of hygiene. For the actual filling process, a newly developed filling valve is lowered onto the bottle. Previously, lift cylinders pushed the bottles up to the filling valve. The new filling concept is rendered possible by a moveable nozzle that is used in place of a filling tube. The new valve unit imparts angular momentum to the liquid being filled so that it flows directly onto the inner wall of the bottle. The third major innovation of the new *FI* filler generation is decentralised filling valve control. All control functions are mounted directly on the valve, for faster response times, greater reproducibility, enhanced filling accuracy, and reduced air consumption.



KRONES developed the »four-colour filler«, a.k.a. »rainbow filler«, especially for the dairy industry. The filler is capable of filling four different flavours of a dairy product at one time.

The filling specialists at KRONES delivered special filling systems to meet the specific demands placed on filling once again in 2005. For example, a suggestion from the dairy industry prompted them to develop a »four-colour filler«, also known as a «rainbow filler«, that is capable of filling four different flavours of a dairy product at one time. In this system, every fourth valve is assigned to the same »colour«, or flavour. Our labelling technology developers then had to design a labeller in such a way that it could apply four different labels to four different products in alternating sequence.

KRONES also bloc-synchronised a weighing filler that is preferred for use with milk and dairy products in this industry with our *Variojet* three-channel rinser and then integrated the BLOC into a clean room concept to ensure safe filling of extended shelf-life milk and dairy products for a customer in the dairy industry. By modifying the *Mecafill VKP-PET*, we improved technological data and filling behaviour for filling beer into PET bottles. And with two major modifications, KRONES improved the bottling of wine and sparkling wine with its *Mecafill VKPV-CF* wine filler. A completely redesigned filling valve speeds the filling process and automatic fill level adjustment obviates vent tube changeovers.

As an alternative to the PET aseptic filling process using peracetic acid, KRONES has developed a dry sterilisation process for cold aseptic filling. The new process uses gaseous hydrogen peroxide (H_2O_2) to sterilise the bottles, the same product used to sterilise operating rooms and clean rooms in the pharmaceuticals industry. Dry sterilisation reduces water usage and waste water and allows the H_2O_2 more time to take effect without damaging the containers. Our three-stage concept for reducing the oxygen content in the head space of bottles was also developed for use in PET aseptic filling processes. Nitrogen is injected at the capper, a ring-shaped housing creates a nitrogen cushion, and the air bubbles in the beverage are replaced with nitrogenous foam, thus reducing the oxygen content of the air from the usual 21% to below 2%.

Labelling and decoration technology

KRONES was the first labelling machine manufacturer to focus on the pioneering concept of modular design. And now the second generation of this modular technology is available, with a docking concept that makes labelling station changeovers faster, simpler, and more reliable. A docking unit installed on the labelling machine lifts the labelling station and moves it into the proper position via an electric motor. The labelling station centres itself, thus creating a maximum of reproducibility.



Labellers with second-generation modular technology make labelling station changeovers faster, safer, and simpler.

KRONES has ventured into a new dimension of speed with the *Contiroll Highspeed*. This labeller decorates up to 67,500 bottles per hour with wrap-around labels—so it can keep pace with the output of high-speed fillers for which two labellers were needed in the past. These high labelling speeds are made possible by new drive concepts that use servomotors at both the label web reel holder and the cutting unit. Moreover, the new *Contiroll HS* enables controlled mechanical container handling for labelling empty PET bottles, ensuring reliable transfer operations.

Once again, KRONES responded to special demands by providing individual labelling solutions. For example, we modified a *Sleevematic Inline* to apply four different labels to four different product containers on a single labeller downstream of the rainbow filler described above. KRONES also adapted the Autocol labeller's self-adhesive labelling process to meet the specific the needs of the pharmaceuticals industry. At throughputs of up to 60,000 vials per hour, the *Autocol 600-30* doubles the output of the standard labellers on the market.

KIC KRONES

The trend towards increasing use of PET bottles in the beverage market prompted KIC KRONES to develop a special wet glue and a hot melt adhesive for wrap-around film labelling. Since the decoration on PET bottles should closely mimic the look of glass bottles with their body, shoulder, and back labels and because plastic reacts differently than glass to conventional glues, we developed special, high-quality adhesives and a flexible adhesive film that we optimised for the various label materials in extensive tests on our labellers.

Conveyor technology



The innovative Acculink dynamic buffer system from KRONES received the German Packaging Prize in 2005.

The focus of developments in conveyor technology was on the innovative *Accu* family of products consisting of the *Accutower*, the *Acculink*, which was awarded the *German packaging prize* in the »machine concepts« category at the *interpack* packaging trade fair, and the compact *Acculoop*. These intermediate storage units provide buffers along the conveyors. They make filling lines organic systems that »breathe« and are able to react quickly to stoppages at individual machines and eliminate the need to stop the entire line.

Inspection and monitoring technology

Hygienic concerns and beverage safety are a top priority in the optimisation of our inspection and monitoring systems–and in the development of the new *Linatronic 735* empty bottle inspector, which features a compact, hygienic design, precision *IRIS* technology, and *BIRD* intelligent image processing. The inspector checks as many as 66,000 glass and plastic containers per hour for damage and contaminants to ensure that product is only filled into optically and hygienically flawless containers.

The output of the optimised *Cantronic* empty can inspector is likely to break a few records, reliably checking up to 120,000 beverage cans and food tins per hour. The inspection system detects the flange, inner sidewalls, and base and examines the cans for grooves and contaminants in the inner neck area to ensure impeccable packaging quality.

To make sorting more convenient, we have equipped the *Sekamat* system with a colour camera so that containers can be distinguished based on their colour and thus sorted more easily. The monitoring system differentiates between bottles based on criteria such as height, diameter, contours–and now colour.

The Cantronic D checks up to 120,000 beverage cans or food tins per hour for contaminants and grooves.



Packing and palletising technology

Our packing and palletising technology division had its big day at *interpack* in Düsseldorf in spring 2005. At *interpack*, KRONES unveiled innovations like the 3A-R triple-axis rotary-column robot, which is currently the strongest load-carrier in the triple-axis class, hoists loads of up to 700 kg, and boasts a swivelling range of 360°. KRONES has completely optimised the functionality of its pack grouping station, making the pack infeed far more user-friendly. KRONES also presented its *Variopac* tray shrink-wrapper in a new design and a modified machine concept that feature improved ergonomics and reproducibility and now operates at up to 100 cycles per minute.



Completely redesigned and equipped with quiet-running servomotors, KRONES' wrap-around machines have considerably improved operator safety and ergonomics.

KRONES completely revamped its range of continuous *wrap-around* machines. The mechanically synchronised drive units used previously were replaced by centralised servomotors for smoother operation. The new design improves ease of access to the machine, increases operator safety, and enhances ergonomics. At the same time, the new machine can now handle solid board in addition to corrugated cardboard packs. A continuous folding process produces beautifully shaped packages like the »*fridge packs*« that are becoming increasingly popular in the United States and have made a promising start in Southern Europe. These convenience packages are folded out of printed solid board and contain beverage cans packed on their sides. Consumers place the »*fridge pack*« in the refrigerator, tear off a perforation at the front, and then take out one can after another as the cans roll forward automatically, like in a beverage dispenser.

KRONES developed the *LayerDesigner* program to enable users to program their own layer patterns for palletising. The specialised software allows users to create the optimal layer pattern for their needs on the computer based on pallet and pack dimensions. *LayerDesigner* then translates the layer pattern into a program for the palletiser. A USB thumb drive is then used to transfer the new pattern to the palletiser, and it's ready for operation.

Cleaning technology


KRONES Lavatec KD

A new design and improved hygiene make the new Lavatec one of the world's most advanced bottle washers.

A completely new discharge segment, in *clean design* and featuring a dirt lock and an optimised post-treatment zone, has transformed the proven *Lavatec* KD double-end bottle washer into one of the world's most cutting-edge bottle washers. In the new design, KRONES has dispensed with interior tanks, used hygienic surfaces and dirt-repellent coatings, improved access to the components, and reduced the overall cleaning work involved. By reducing the number of mechanically moved parts, we have also reduced the number of wear parts required, lengthened maintenance intervals, and increased machine uptime. KRONES has also developed an online measuring system featuring a temperature scanner for the crucial internal jetting function with fresh water in the bottle washer, enabling 100% quality monitoring of the washed bottles.

KRONES uses an in-house development, the *Visiocarrier* infrared camera system, to monitor the interiors of bottle washers. The system is mounted on a carrier unit and travels through the hard-to-reach interior of the machine localising possible sources of trouble on interior plates and chain guides and other deposits early on and thus enabling targeted resolution.

KRONES has completely revamped the *Spiragrip* for glass bottles, which it had launched as a pioneering new concept for bottle washers some years ago. We've improved flow mechanics, wear behaviour, and size and minimised the machine's consumption of energy, water, and chemicals. Among the new features are new bottle carriers with carbon fibre reinforcements in critical areas.

In designing the *Diajet* crate washer, KRONES has abandoned the principle of the immersion bath. Studies had revealed that immersion washing merely softens dirt and does not actually achieve a mechanical cleaning effect. Therefore, the new *Diajet* uses a completely new transit principle based on the notion that »showering's better than bathing«. Instead of passing through the machine in a straight line, end-to-end configuration, the crates are conveyed through the *Diajet* diagonally, corner-to-corner, so that all of their surfaces are completely accessible for dependable cleaning results on all sides.

Internal logistics

The responsibility that KRONES assumes for the entire production process covers not only the actual production, filling, packing, and palletising of products but also their storage. From planning the warehousing systems to delivering and commissioning the mechanical components, we organise and manage the entire materials flow in our customers' plants. We use IT and automation solutions to link production centres with logistics centres. We establish the conditions that are needed in order to identify all products and to track and coordinate their complete paths from production to delivery. This ensures that producers get all the critical information they need to fully utilise the potential for optimising material flows, warehouse utilisation, and resource use. Integrated concepts for internal logistics ensure smooth warehouse management and automated storage and retrieval of the products to and from the warehouse. The flow of goods is controlled by either a forklift guidance system based on radio frequency technology or automated material flow processes. All raw materials and other materials as well as the filled and packed bottles can be managed through to the moment they are loaded for outbound delivery, and their movements and positions in the warehouse tracked – regardless of whether a high-bay warehouse or a block warehouse is used.

Integrated concepts for internal logistics ensure smooth warehouse management and automated storage and retrieval of the products to and from the warehouse.

Information technology

The cost effectiveness of a production line depends on the integrated automation of all processes, including the production, filling, and packing of beverages as well as internal logistics and all materials flows and cleaning processes. That's why companies that use our lines expect and demand planable, effective production processes, logical production and packaging processes, and the capability to track materials flows. IT solutions from KRONES help our customers in a variety of ways. Our modular process control technology and the control of batch-oriented processes help companies achieve greater productivity and increase their capacities. Because our systems visualise every production step and collect and analyse production data in a sensible way, our customers get the greatest possible transparency for all of their processes. This enables them to act with more flexibility, achieve considerable cost savings, and gain greater production security and product quality.



KRONES IT solutions support companies by planning their processes effectively, managing production and packaging logically, and tracking materials flows.

KRONES lifecycle service



Global lifecycle service, which has become an attractive business area for KRONES, ensures maximum uptime and cost-effective operations throughout the entire life of our lines.

With KRONES lifecycle service, we offer our customers all-around service support to ensure smooth production, maximum machine uptime, and cost-effectiveness throughout the entire useful lives of our machines and lines. Our service packages are customised solutions that range from spare and wear parts to maintenance contracts to the analysis and optimisation of existing lines. These measures enable us to boost lines' effective output and cost-effectiveness considerably.

With system-compatible upgrades and corresponding retrofits, we keep our machines and lines highly flexible while ensuring that each unit is completely compatible with the system as a whole, thus extending the functionality of the lines we deliver. We help our customers boost their productivity by continuously transferring our knowledge and enhancing line efficiency.

We deliver spare parts and service as fast as possible to ensure continuous line uptime and prevent downtimes. With KRONES lifecycle service, 90% of all spare and wear parts as well as our standardised basic parts and reserve parts packages are available directly from our warehouse. More than 100,000 spare parts are stored and ready for delivery at our plants in Germany. In addition, KRONES has established a production centre at its Neutraubling site with more than 200 employees working independently of new machinery production to ensure quick, flexible production of spare parts.

To ensure that our customers around the globe get spare parts quickly and reliably, KRONES has made three of its international subsidiaries – the »North American Base« in Franklin, Wisconsin, USA, the »South American Base« in Sao Paulo, Brazil, and the »Asian Base« in Taicang, near Shanghai, China – into central lifecycle service points to complement the »European Base« in Neutraubling, Germany. The warehouses at each of these sites are integrated into the overall logistics concept and have their own production facilities that are tailored to their regions. With this global lifecycle service and local spare parts production, which also reduces customs duties and transport costs and eliminates time zone problems, KRONES can ensure shorter delivery times for spare parts and optimum service for our customers.

Machines and lines for the low output range (KOSME)

With the machinery range of the KOSME GROUP of companies, which it acquired in 2003, KRONES offers an attractively priced range of products for smaller companies in the beverage industry. While KRONES builds machines and lines exclusively for the middle, high, and highest output ranges in the premium segment, Austrian-Italian KOSME manufactures complete entry-level lines with everything from stretch blow-moulders to fillers and labellers to packers and palletisers.


KOSME

KOSME, which manufactures complete entry-level filling lines, developed the KSB 8L linear blow-moulder for the production of 10,000 bottles per hour.

With the new *KSB 2000 FB* balloon stretch blow-moulding machine, KOSME has rounded out its *KSB* series for industrial production of high-quality, large-volume PET containers. Design changes have increased the maximum bottle volume that a *KSB* series machine can produce by 20% to 12 litres. The stretch blow-moulder produces 1300 containers per hour.

Another new development, the *KSB 8L* linear blow-moulder, is based on the high technological standard of the *KSB 4L* and features eight cavities and an output of 10,000 bottles per hour. KOSME has kept the *KSB 4L*'s footprint small by integrating additional heating units and an additional module with four more cavities.

KOSME also developed an isobarometric filler specifically for filling PET bottles with carbonated and non-carbonated beverages. The *Isoblock NH* is a modular system comprising a filling module and rinser on separate platforms. It is equipped with filling valves that are opened mechanically, to allow complete sterilisation. Its standard output is 13,000 half-litre bottles per hour.

For palletising, KOSME developed the new *AXO4* robot, whose four axes of motion lend it exceptional flexibility. The *AXO4* can pick and place packs of a wide variety of shapes and sizes from one or more positions onto one or more pallets in accordance with a pre-programmed layer pattern.




Sales
Systems
Market
Purchasing
Operations
LCS

For sensitive situations, specialists offer the best reasoning



Sales
Systems
Purchasing
Operations
LCS
Market

Our man for the region works with the entire company

Risk management and report

We use effective monitoring tools to identify and manage the risks that are inherent to our global operations as early as possible.

KRONES is exposed to a variety of risks that are inextricably linked with doing business globally. We use an internal system to monitor and control significant business processes so that we can deal with these risks in a controlled manner. Thus, we are able to detect risks early, take any necessary action in good time, and thus safeguard our company's success for the long term.

Recognising risks

Constantly changing conditions on the market and in the competitive environment require continual risk identification. The following are just some of the tools and facilities we use within our monitoring and control system: annual planning, forecasts, monthly and quarterly reports, capital expenditure planning, production and capacity planning, accounts receivable management, and various insurance policies. Together, they form the basis of our risk management. We record, analyse, and evaluate risks and opportunities in a planning, information, and monitoring process. The following risks and opportunities could have a considerable influence on the continued development of KRONES:

Cost optimisation

Long-term optimisation of our cost structures is a significant precondition for KRONES' continued success. Ongoing measures and those that are still in the planning are aimed at bettering our company's cost structures and thus steadily improving our earnings situation.

Credit risks

In our international operations, we use traditional hedging instruments to minimise credit risks, particularly default and country risks. We offer our customers various financing options to help them finance the purchase of our machines and lines. We use a four-part collection schedule to limit our receivables risk. Under this schedule, partial payments are due when the contract is signed (10%), during the manufacturing stage (70%), upon installation (10%), and upon final acceptance by the customer (10%).

Price risks

The bitter price wars that have been waging since 2004 put pressure on our margins last year. At the moment, it is impossible to predict how the competitive situation will evolve in the future. Fixed-price contracts with customers also entail price risks, as we must bear any additional costs that arise.

Competition from »low wage countries« will also present a risk in the medium and long term. Rising material costs, particularly the cost of stainless steel, could also lead to increased production costs.

Currency risks

KRONES is exposed to currency risks arising from developments on the foreign exchange markets as they relate to expected cash flows because exports to countries outside the European monetary union make up a considerable share of our sales. We are countering this risk by increasing the volume of purchasing and sales transactions we do in euros and by using currency hedging tools for foreign currency transactions.

Personnel risks

One risk that we see is in finding highly qualified employees, earning their loyalty, and holding on to them even in economically difficult times. The company agreement that entered into force on 1 January 2005 has enabled us to counter cost pressures as our employees have agreed to work longer, more flexible hours in exchange for our promise to secure employment and the future of our German sites until the year 2010.

Risk controlling

We continually assess and discuss operational risks and document them in monthly reports. Apart from sales and all types of expenses, we also look at cash flow and material components of our current assets and our balance sheet, using the figures to assess risks related to ongoing operations and options with respect to future operations.

Summary

Viewed from today's perspective, KRONES is not exposed to any risks that threaten the group's continued existence and we do not expect any fundamental changes to the risk situation. For us, this depends largely on market risks. To the greatest extent possible, we have taken precautions to mitigate business risks that could have a substantial impact on KRONES' assets, financial position, and results of operations.

Events after the balance sheet date

Complete brewery in the works in Saigon

KRONES is acting as general contractor with overall project management and responsibility for the buildings and production facilities for a €60m order to build a complete brewery in Vietnam.

In January, KRONES began construction of a one-million-hectolitre brewery in the industrial zone of Ho Chi Minh City, Vietnam, for Sabeco (Saigon Beer, Alcohol & Beverages Corporation), the country's leading brewery. The order volume totals around €60m. This is the first order of this magnitude in which KRONES is acting as general contractor with project management and responsibility for the buildings and production facilities. Our work on this turnkey project encompasses the construction of the process and office building, canteen, bottling hall, tank farm, and water treatment facilities. Of course, KRONES will also deliver all of the process technology involved, including a 1000-hectoliter brewhouse and two returnable glass bottling lines. The first filled bottle is slated to leave the brewery in May 2007, and Sabeco is already planning to double the plant's capacity by 2008.

Construction starts on new administrative building

Construction of a new administrative building on the premises in Neutraubling began on 20 February. The seven-story building is expected to be finished in summer 2007 and will have a total useable floor space more than 14,000 square metres, enough room for some 800 employees.

SANDER HANSEN focuses on Flensburg

Our subsidiary SANDER HANSEN is moving its order handling organisation for new machines and retrofits from Brøndby, Denmark, to the KRONES plant in Flensburg, Germany. The pasteurisation and product treatment specialists are also establishing a research and development centre in Copenhagen. Production of the pasteurisers has been in Flensburg since 2002. In combining design and production, SANDER HANSEN expects to further increase quality and speed reaction times. At the same time, the service department is being integrated into KRONES' global service organisation.

Recycling pilot plant set up in Flensburg

With our new recycling pilot plant, KRONES has expanded its services on all aspects of PET recycling. The pilot plant, which began operations at the Flensburg site in March, reproduces the entire process of our PET bottle-to-bottle recycling system on a scale of 1:10. The pilot plant serves as a means to develop components and processes and to optimise the recycling process. The facility also enables our customers to have their recycled material examined so that they can fine tune specific processes. What makes the KRONES recycling system special is the fact that it makes food grade material from used PET. Even the renowned Fraunhofer Institut for Process Engineering and Packaging (IVV) confirmed after testing this spring that the material generated in our recycling process is suitable for direct contact with food.

New large-cavity blow-moulders for 3-litre PET bottles

KRONES will deliver the first models of its brand new large-cavity heat-set blow-moulding machine to Australia and New Zealand. The *Contiform H12G* uses 12 cavities to produce 3-litre PET bottles for hot and warm filling and for filling carbonated soft drinks. KRONES received the order this spring from the Australian converter Visypak, which produces some two billion PET bottles a year in its eight Australian plants alone.

Business developments satisfactory since the start of 2006

We are satisfied with the development of our business in January and February. The strong inflow of new orders, which began last year, continues, with particularly strong demand for water bottling solutions. Geographically, the markets in Africa, the Middle East, and North America are playing an important role.

We are also satisfied with the development of sales and earnings as we are within the range we had planned for the year.

Important momentum came from trade fairs held in the last few months, including IPACK IMA in Milan, one of the most important industry trade fairs for the Southern European market.

Share price recovers

The price of the KRONES share has recovered well from its low of €74.20 in fall 2005 and even more than compensated for the 1.6% loss over the course of the past year. Since the start of 2006, our share price has risen from €86.49 to €99.81 (at 31 March). It even reached a new all-time high of €107.45 on 22 March.

The KRONES share reached a new all-time high of €107.45 on 22 March 2006.

KRONES share price – January to March 2006


€107.45
€85.87
25.0%
22.5%
20.0%
17.5%
15.0%
12.5%
10.0%
7.5%
5.0%
2.5%
0%
-2.5%
-5.0%
-7.5%
-10.0%
December 2005
January 2006
February 2006
March 2006
KRONES share
MDAX



Outlook

Stable global economy has spirits high

Continued global economic growth and a revival of domestic demand mean positive economic prospects for Germany.

Once again in 2006, the biggest contributions to continued global economic growth will come from the United States and from Asia, where a stronger Japanese economy is expected to drive growth alongside China and India, the two biggest growth engines. Japan, the second-largest economy in the world, is expected to grow by 3.5%, as is the United States. China is expected to grow nearly 10%, Southeast Asia by around 5%. Expectations for Russia are well over 5% and those for Latin America are a solid 4%. Growth forecasts for the euro area have improved from 1.3% to more than 2%. For the global economy, analysts are predicting 4.5% growth.

The German economy is showing signs of an economic recovery in the foreseeable future. Growth forecasts range from 1.5% to 2%, which would mean a moderate improvement on the meagre 0.9% achieved in 2005. This forecast is based on a positive orders situation among German companies at the start of this year and rising demand from abroad. The fact that the ifo Business Climate Index for German industry rose to 103.3 points in February 2006 and business expectations even rose as high as 104.8 points – higher than it has ever been since the economic upswing in fall 1991 following Germany's reunification – can be taken as further evidence of improvement.

Germany's machinery and industrial equipment manufacturers are also feeling the effects of this optimism in the German economy, which has Germany's biggest export sector expecting a 2% increase in production and the fourth record year in succession. In 2005, production was up 4.4% in real terms, to €145bn, driven largely by international business. Exports of machinery and equipment will be the key factor once again in 2006. However, if indications from the last few months hold, domestic orders will also help boost the economy for the first time after years of domestic spending restraint.

KRONES expects continued growth

A continued stable global economic cycle and continued demand for complete filling lines and packaging machinery give KRONES a positive basis for continuing on the growth course we have followed over the past few years. We expect that our sales in 2006 will fall within the growth corridor we set of between 5% and 10% growth. Further sales growth is also likely to come from the expected increase in orders from within Germany. New legislation governing deposits on beverage containers in Germany will push forward the use of PET bottles, which are increasingly replacing cartons for milk and fruit juice products. And our range of machinery is ideally suited to such a change. Moreover, KRONES is increasingly serving as a »one-stop supplier« that delivers process technology, systems, and materials flow technology from a single source and is thus gaining critical market share.


Materials flow technology
Systems engineering

We plan to achieve our profit target in 2006. After having achieved a 5.4% return on sales before taxes for 2005 and based on the present orders situation, we are anticipating a better pre-tax return for the current year. Our efforts to optimise processes and reduce costs will already pay off in 2006 in the form of further improved profits.

We are planning similar levels of sales and earnings growth for 2006 and subsequent years.

We will continue to increase our competitiveness in the years ahead. In pursuit of increased earnings over the long term, we are working to reduce structural costs in our sales organisation, further optimise our research and development, and boost productivity in all of our divisions. These measures were prepared by our managers in dedicated project conferences and work will continue at subsequent meetings this year. Earlier process optimisation efforts at all levels of the company, longer, more flexible working hours for our employees, and the efficiency-boosting integration of our subsidiaries have us better positioned in 2006 than before.

We will do everything in our power to utilise the opportunities offered by growing markets in the areas of plastics, aseptics, and process engineering. The market in which we have grown to become the undisputed leader over the past few years through continuous, sustainably profitable growth is growing worldwide – and we're growing with it.

All of the measures undertaken at KRONES share a common objective – sustainability. In 2005, we were especially successful in three areas: in our capital investment in the continued development of our locations, in the streamlining efforts made to increase productivity, and in the management of our innovation processes.

Capital expenditures increased considerably

KRONES is once again stepping up investment in improving our locations and implementing further optimisation measures to boost productivity.

The signing of a company agreement on longer, more flexible working hours in exchange for our promise to secure employment and the future of its German sites until the year 2010 paved the way for new investment at KRONES. Various plans, consisting primarily of construction projects and machinery and equipment, had been shelved temporarily in 2004 pending clarification of the location matter but were immediately revived at the start of 2005. Our capital expenditures amounted to €78.3m, around 30% higher than in 2004 (€60.3m). For the year ahead, we have planned another considerable increase in capital investment at our German locations to around €70m in accordance with the company agreement, which stipulates capital investment of around €120m in 2005 and 2006.

All KRONES plants benefited from our capital expenditures in 2005. We put €15.3m into laboratory, office, and IT equipment and €14.8m into constructing and equipping buildings, including the filling and process technology pilot plant that opened in March 2005, the filler centre, and the technology centre. We spent €10.8m on the procurement of technical equipment and machines. The purchase of new land and expansion of existing facilities amounted to €4.5m, and another €3.9m went towards IT software, IT licences, and patents. Under IAS/IFRS, capitalised development costs are included in capital expenditures.

Capital expenditures compared with depreciation, in €m


2001
35
58
2002
38
88
2003
40
52
2004
48
60
2005
47
78
Depreciation
Capital expenditures
HGB
IAS/IFRS

All of these expenditures went towards the targeted optimisation of our locations, improving processes, and increasing productivity and towards measures to strengthen our sales and service organisations. The capital expenditures we made in 2005 went into the entire value chain, thus laying the groundwork for our company's continued growth and competitiveness.

Increasing productivity by streamlining processes

Once again in 2005, we increased productivity by shifting to process-oriented production. We also sought to even better meet our customers' needs by establishing a transparent, process-oriented organisation. As a result, we can now produce our machines and lines more efficiently and reduce our production costs with simpler manufacturing processes.

KRONES is consolidating its lead in the market by establishing a process-oriented organisation and pursuing innovative developments that make meaningful improvements to our product range.

At the same time, we significantly reduced processing times by streamlining production. The time from order placement to line delivery is now just six months on average – half of what it was four years ago. Moreover, the increased standardisation and modularisation of our machines have not only made our lines more attractive for customers with respect to faster changeover times and increased uptimes. They have also helped increase our manufacturing flexibility and cost-effectiveness.

Innovations are guarantors of success

As *drinktec*, the world's largest trade fair for the beverage industry, demonstrated once again last year innovations are both the source of technological leadership and the guarantor of economic success at KRONES. Our success is based on the synergism of machine technology, systems expertise, process engineering, microbiology, and information technology – and on our ability to react quickly and flexibly to our customers' rapidly changing needs with innovations in all of our divisions.

Research and development is one of the most important tools we have available to secure our lead on the global markets. It ensures our technological edge and helps us tap new markets. Thus, our investments in research and development, which amount to around 6% of our sales revenues each year, pay off.

Our innovative power is also reflected in the number of patents we hold. In 2005, KRONES held 1,323 granted and »current« patents. Another 294 patent applications filed in Germany and abroad and 202 newly granted patents further underscore KRONES' outstanding technological position.

Employees at KRONES

Workforce grows to more than 9,000

The total number of people employed by KRONES and our unconsolidated subsidiaries passed the 9,000 mark for the first time last year. At 31 December 2005, KRONES employed 9,029 people, which is 132 or 1.5% more than a year earlier (8,897). With 7,409 employees, the workforce at our five German sites in Neutraubling (4,672), Nittenau (809), Rosenheim/Raubling (948), Freising (446), and Flensburg (534) was 64 people or 0.9% stronger than in the previous year (7,345). In our subsidiaries and offices abroad, the workforce grew by 68 or 4.4% to 1,620 (previous year: 1,552).

This increase resulted from our giving permanent contracts to our 2005 graduates and taking on 126 new trainees.

Employees by region

Year	In Germany	Outside Germany	Total
2001	6,991	1,374	8,365 (+376)
2002	7,322	1,172	8,494 (+129)
2003	7,258	1,432	8,690 (+196)
2004	7,345	1,552	8,897 (+207)
2005	7,409	1,620	9,029 (+132)

In Germany / Outside Germany

Employees/sales/net income

Year	Net income (after taxes), in €m	Sales, in €m	Employees
2001	50	1,165	8,365
2002	57	1,305	8,494
2003	60	1,435	8,690
2004	62	1,524	8,897
2005	63	1,695	9,029

Net income (after taxes), in €m / Sales, in €m / Employees

Workforce structure in Germany


Commercial/technical employees
3,969
Industrial employees
3,046
Commercial/
technical
trainees 91
Industrial
trainees 303

Total workforce in 2005: 7,409


Commercial/technical employees
3,822
Industrial employees
3,114
Commercial/
technical
trainees 93
Industrial
trainees 316

Total workforce in 2004: 7,345

More young people begin training at KRONES

In Germany, KRONES trained 394 young people in 2005 (2004: 409), who were distributed across the five plants in Neutraubling (236 trainees), Nittenau (49), Freising (25), Rosenheim (42), and Flensburg (42). Of these, 303 are receiving training in industrial fields and 91 in technical and commercial fields.

KRONES will train more young people in industrial, technical, and commercial trades in the future. All 2005 graduates were given permanent positions with the company.

In September 2005, 126 school graduates began training at KRONES – 20% more than in 2004, when there were 105 new trainees. In the main plant in Neutraubling, 78 young people started their professional careers (previous year: 69), while 15 (12) did in Nittenau, 13 (10) in Rosenheim, 8 (5) in Freising, and 12 (9) in Flensburg.

The new trainees will learn industrial, commercial, and technical trades as plant fitters, electricians, industrial mechanics for machinery and industrial equipment manufacturing, toolmakers, milling machine operators, electronics engineers for IT systems, and galvanisers in KRONES' training centres. Others will receive training as industrial clerks, international sales clerks, business administrators with a degree from an Academy of Business and Public Sector Management, specialist computer scientists, or technical draftsmen or will pursue dual training as mechatronics engineers or educations in international business administration with a focus on controlling or in industrial engineering through a vocational academy.

Last year, 79 young people successfully completed their training at KRONES, of which 63 were in Neutraubling, 9 in Nittenau, 5 in Rosenheim, and 2 in Freising. With the exception of 8 graduates, who have chosen to pursue further studies, all of the trainees who completed their training were hired on permanently in 2005.

Last year for the first time, 5 trainees passed the Chamber of Industry and Commerce's examination in mechatronics, a career that combines the fields of mechanics, information technology, and electronics and in which KRONES began offering training in September 2002. At present, 23 young people are learning this specialty at KRONES.

Program for university degree candidates helps students begin a career at KRONES

KRONES will use a special program for university degree candidates to recruit motivated students as highly skilled employees.

Nearly 100 students have written a thesis at KRONES over the last four years. For some, this also marked the beginning of their career in our company. In order to utilise the potential of dedicated degree candidates for KRONES and win the loyalty of graduates as highly qualified employees, we have created a special program for university degree candidates that includes a simplified online application process, efficient thesis assignment, and a standardised process for the advising of degree candidates.

Graduate theses are increasingly being utilised as tools for acquiring personnel. To prevent other companies from luring good graduates away from KRONES, we seek to maintain contact with students, by participating in university job fairs, intensifying contacts with universities and professors, and making comprehensive information available to students online.

Degree candidates by department


Operations (30)
Research and development (21)
Sales (8)
Finance and accounting (1)
Personnel management and social affairs (1)
Information management (5)
Materials management (10)
Service (5)

Sound educations and intensive training

Building our employees' skills and qualifications is as important to KRONES as investing in our machines. Because the knowledge and skill of our employees has a major influence on our economic future, KRONES' focus is on ensuring that they have a sound, solid education and receive intensive continuing education opportunities.

We want to be able to meet our needs for well educated, well trained employees in the future, which is why we are increasingly investing in the education and training of young people today. Apart from traditional apprenticeship trades in industrial, technical, and commercial fields, KRONES also offers training in promising new careers.

KRONES ACADEMY

We focus on giving our employees and managers the skills they need by providing high-quality educational and training opportunities that keep pace with the rapid changes taking place in the various technical and technological areas of our industry. Established more than 20 years ago, the KRONES ACADEMY serves as a reliable institution in a complex environment. Our trainers have both practical and theoretical expertise and provide comprehensive training, effective advising, and expert specialist knowledge.

The KRONES ACADEMY takes the same approach to our customers' operating personnel. Despite all the automation and technology in today's production lines, people are still the critical factor. Only when operators know their line »like the back of their hand« – so they can identify problems early on and eliminate them quickly – can the desired level of line efficiency be achieved. That's why we attach great importance to giving our customers targeted basic and advanced training. Our programs – multi-stage seminars on machines and lines – are taught by experienced training specialists with strong subject-matter expertise and are precisely tailored to the needs of the operating personnel.

With more than 8,500 people participating in our training seminars last year, the KRONES ACADEMY is more than a source of basic and further training. It's also an active centre for communications for the beverage and packaging industry and a forum for the latest industry trends.

Academy training course participants

Year	Participants
2001	5,050
2002	5,450
2003	6,000
2004	7,350
2005	8,520

The number of people participating in KRONES ACADEMY training courses rose to 8,520 in 2005.

Environmental protection

At KRONES, our actions are guided by a strong sense of responsibility for and commitment to the environment and mankind and we are continually seeking to improve our environmental performance.

At KRONES, we take environmental protection seriously. We feel a deep sense of responsibility for and commitment to our environment and our fellow man. That's why we are doing everything we can to strike a healthy balance between the environmental and economic aspects of the production and use of our machines and lines and to use our resources wisely.

Efficient equipment contributes to environmental protection

At KRONES, environmental protection begins with the design of our machines and lines. We produce only efficient, environmentally friendly lines that have long useful lives and whose operation entails comparatively low energy consumption and cleaning requirements. And we know that our customers, as the future owners and operators of these lines, attach considerable importance to these factors.

When we develop new products and processes, we look at each one's impact on the environment in advance. We work hard to ensure that the manufacture and assembly of our machines and lines is as environmentally friendly as possible. This objective is driving continual optimisation efforts such as the further reduction of volatile organic compounds like those produced in our paint shop. We conducted multiple series of tests before choosing a suitable painting system, which is now also being used by our suppliers.

We also see it as our duty to minimise the environmental impact of our production lines. All stages of the production processes are subject to the strictest environmental requirements and meet the latest environmental standards. We also take great care to use recyclable materials in the manufacture of our machines and to reduce the consumption of materials that are harmful to the environment.

New waste management concept improves sorting of recyclables

Waste management is another important feature of environmental protection at KRONES. Considerable increases in production at KRONES over the last few years have also resulted in an increase in the total amount of waste generated in our plants. We make a particular point of using primarily environmentally friendly and recyclable materials in our production. By modernising our production processes, we have also succeeded in drastically reducing the amount of waste requiring special monitoring and keeping these levels relatively constant ever since.

We are working to limit the amount of waste we generate and to sort and dispose of the waste we do generate in a sensible manner.

In the past fiscal year, we undertook further steps in this direction by developing a new waste management concept for KRONES. The aim of the new concept is to improve the collection and sorting of the individual recyclables. Implementation of the new concept will occur in 2006.

A holistic approach to the entire product lifecycle – from planning to disposal Integrated product policy Use of recyclable materials in our machines and in the materials they use (e.g. PET bottles, labels, glue)
Reducing consumption of materials and energy by: Using renewable resources (e.g. solar power at the Hofmühl Brewery in Eichstätt, Germany) Reusing materials (e.g. Air Wizard)
Hygienic design of products to reduce cleaning times and chemicals used
Taking overall responsibility for PET technology – providing a complete cycle for the production of PET bottles, from blow-moulding to recycling

Employees at KRONES take an active role in environmental protection

Our production employees are tightly integrated into KRONES' environmental protection processes – in the manufacture of machines and lines and in waste management. They are informed about environmentally friendly behaviour and new environmental protection regulations on a regular basis and take an active role in our efforts to protect the environment.

Employees at KRONES take an active role in our efforts to protect the environment.

Protecting the people who work at KRONES is equally important to us. One aspect of these efforts at KRONES is noise protection. To shield our employees from excessive noise, we have placed especially noisy machines within noise-abatement housing for production and replaced noisy manufacturing processes like sheet metal punching with quiet laser-based processes. When buying new machine tools, we look for equipment that is designed to keep noise to a minimum. Out of consideration for people employed by our neighbouring companies, we strive to keep the noise levels in our factories as low as possible.

All of these measures to protect the environment and people support our efforts to continually improve our environmental performance.

Vertrieb
Systems
Markt
LCS
Beschaffung
Operations

Making sure everything runs smoothly – inside and out



A historian with lots to say about KRONES

[illegible]


Sales
Systems
Market
LCS
Purchasing
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Sales
Systems
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LCS
Purchasing
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A company like KRONES always has construction work going on somewhere

Our company is growing – and so is our need for building space. At the moment an assembly centre, an administrative building, and a logistics centre are currently being built on our factory premises and adjacent properties. For architect *Johann Hafner*, these are constructive times. As head of our building department, he is responsible for all new buildings and the entire infrastructure. As such, his duties include coordinating development plans and interfacing with government agencies. The actual design of the buildings is outsourced to architectural firms. »But we tell them exactly how we want everything to be«.



Corporate governance at KRONES

An integral part of corporate management and supervision

Regular reports provide open, transparent information about the development of the KRONES GROUP and the company's strategies.

As is stated in its foreword, the German Corporate Governance Code presents essential statutory regulations for the management and supervision (governance) of German listed companies and contains internationally and nationally recognised standards for good and responsible governance.

For KRONES, the Code is an integral part of governance. The management of KRONES takes the principles and rules of corporate governance into account in all of the company's activities aimed at systematically increasing the company's value for the long term.

In accordance with the Code's recommendations on cooperation between the management and the Supervisory Board, the Executive Board of KRONES AG coordinates the company's strategic approach with the Supervisory Board and discusses the current status of strategy implementation with the Supervisory Board at regular intervals.

The Executive Board takes sole responsibility for the management of the company. As such, it is obliged to act in the company's best interest and to work to increase the value of the company for the long term. The Executive Board develops the company's strategy and ensures its implementation. The Executive Board ensures that all provisions of law are abided by and works to ensure their compliance by the group companies. Moreover, the Executive Board ensures appropriate risk management and risk controlling within the company.

Transparency for shareholders

The Code makes clear the rights of shareholders, who provide KRONES AG with the equity it needs and bear the business risk. We protect the interests of our shareholders to ensure that their investments in KRONES shares are worthwhile. We issue regular reports that provide open, transparent information about the current and future development of the KRONES GROUP, about our company's strategy, and about possible risks of current or planned operations to promote confidence among investors and our acceptance on the capital market. With our wide range of communications, we are ensuring that our shareholders, potential investors, customers, and the public always receive the latest information about KRONES.

The Executive Board of KRONES AG contributes to this transparency by »disclosing without delay any new facts which have arisen within the company's field of activity and which are not known publicly, if such facts could, owing to their impact on assets, finances, or general business development, substantially influence the price of the company's share«.

Declaration of compliance pursuant to § 161 of the German Stock Corporation Act [*Aktiengesetz*]

»The Executive Board and Supervisory Board of KRONES AG declare that the recommendations of the ›Government Commission German Corporate Governance Code‹ established by the German federal government regarding the management and supervision of German listed companies, in the version dated 2 June 2005, have been and are being complied with in accordance with the German Corporate Governance Code, which is published online at the KRONES AG website, with the following deviations:

- A deductible is currently not included in the D&O policy for the Executive Board and Supervisory Board (item 3.8 of the Code).

- There are currently no stock options at KRONES AG. Further, no separate disclosure is currently made about the basic features of the remuneration system or changes to the system, either at the Shareholders' Meeting or on the KRONES AG website or in the Annual Report (item 4.2.3 of the Code).

- Compensation of the members of the Executive Board of KRONES AG, which is reported in the notes to the consolidated financial statements subdivided according to fixed, performance-related and long-term incentive components, is currently not reported on an individualised basis (item 4.2.4. of the Code).

- In accordance with the articles of association of KRONES AG, the members of the Executive Board and Supervisory Board do not receive a performance-related remuneration in addition to their fixed compensation. Compensation is currently not reported on an individualised basis. Other compensation – for services provided individually, in particular, advisory or agency services – is currently not reported (item 5.4.7 of the Code).

- Shareholdings of the members of the Executive Board and the Supervisory Board of KRONES AG are not disclosed in the notes to the consolidated financial statements (item 6.6 of the Code).

- We are not yet in compliance with the deadline for publication of the consolidated financial statements of KRONES AG within 90 days after the end of the financial year and publication of the interim reports within 45 days after the end of the reporting period (item 7.1.2 of the Code).

Neutraubling, 31 March 2006

For the Executive Board	For the Supervisory Board
	
Volker Kronseder	Dr. Lorenz Raith
Chairman	Chairman



Members of the Supervisory Board and the Executive Board

Following fulfilment of the requirements for application of the German Codetermination Act [Mitbestimmungsgesetz] of 1976 in 1987, the Supervisory Board was extended from 6 to 12 members. Pursuant to § 8 (1) of the articles of association, six members are elected from among the shareholders in accordance with the German Stock Corporation Act (§§ 96 (1) and 101). Six members are elected by the employees pursuant to §§ 1(1) and 7 (1) Sentence 1 No. 1 of the Codetermination Act.

Supervisory Board

Dr. Lorenz M. Raith
Chairman
* LEISTRITZ AG
MOLL AG
PRÜFTECHNIK AG
HEITEC AG

Paul Jogsch**
Deputy Chairman
Chairman of the Works Council

Ernst Baumann
Member of the Executive Board
of BMW AG

Rudolf Ederer
Attorney

Herbert Gerstner**
Member of the Works Council

Dr. Klaus Heimann**
Director of the Youth, Training, and Qualification Policy Division of IG METALL
* MAN AG

Prof. Dr. Ing. Erich Kohnhäuser
President of the University of Applied Sciences in Regensburg
* MAX AICHER STAHL AG

Norman Kronseder
Managing Director of
SAATZUCHT STEINACH GMBH
* BAYERISCHE FUTTERSAATBAU GMBH

Walter Meyer**
Principal authorised representative of the IG METALL administrative office *in Regensburg*
* DELPHI DEUTSCHLAND GMBH

Dr. Alexander Nerz
Attorney

Anton Schindlbeck**
Head of sales for LCS

Günter Walter **
Deputy Chairman of the Central Works Council
(until 22 June 2005)

Werner Schrödl**
Chairman of the Central Works Council
(since 22 June 2005)

Executive Board

Volker Kronseder
Chairman
Personnel Management and Social Affairs
* KRONES INC., USA

Hans-Jürgen Thaus
Deputy chairman
Finance, Controlling, Information Management, and Process Management
* WILDEN AG
KRONES INC., USA

Rainulf Diepold
Marketing and Sales

Werner Frischholz
Materials Management and Production

Christoph Klenk
Research and Development, Engineering, and Product Divisions

* Other Supervisory Board seats held, pursuant to § 125 (1), Sentence 3 of the German Stock Corporation Act

** Elected by the employees

In addition, each of the Group companies is the responsibility of two members of the Executive Board.



Dear readers and shareholders



Dr. Lorenz M. Raith
Chairman of the Supervisory Board

In 2005, the Supervisory Board of KRONES AG performed the duties assigned to it by law and the articles of association, regularly sought information about the progress of business and the situation of the Group in the form of written and oral reports from the Executive Board, and worked closely with the Executive Board in an advisory and supervisory capacity.

Five regular meetings of the Supervisory Board were held in 2005, one each quarter. In these meetings, the members of the Supervisory Board and the members of the Executive Board of KRONES AG dealt intensively with ongoing operations and the business development of KRONES, discussed the quarterly financial statements and the status of risk management, and consulted about strategies and planning for the company.

At the first meeting of the Supervisory Board on 17 March 2005 in Neutraubling, the Executive Board presented the preliminary consolidated report for 2004, informed those present about the latest business developments, and provided an overview of the competition, the orders situation, and market development. The Executive Board and Supervisory Board discussed in detail the Group's strategic orientation through 2009. Other topics included the planned integration of STEINECKER and SYSKRON into KRONES AG and investments for 2005 and 2006.



At its second meeting, on 27 April 2005 in Neutraubling, the Supervisory Board ratified the 2004 annual financial statements and the consolidated financial statements and management report for fiscal 2004 and discussed the appropriation of profit. Moreover, the Executive Board reported to the members of the Supervisory Board on business in the first quarter of 2005, the orders situation, and production capacity utilisation.

The third meeting of the Supervisory Board was held on 21 September 2005 in Roverbella, Italy, at the site of our subsidiary KOSME. The Executive Board reported on the *drinktec* trade fair, the largest in the beverage industry, which had just come to a close in Munich, and provided an overview of the competition in terms of technology. In its business report, the Executive Board discussed the orders and earnings situations as well as capacity utilisation and output and previewed the consolidated earnings outlook for 2005. A presentation of the structure and corporate planning of KOSME was followed by a tour of the production facilities.

The fourth Supervisory Board meeting was held on 23 November 2005 in Neutraubling. Apart from the quarterly financial statements and the expected annual financial statements for 2005, the main focus of this meeting was on planning for 2006. The Executive Board informed the Supervisory Board about the market, competition, and technology and about plans regarding sales and earnings, personnel, capital expenditures, and process optimisation.

In addition to the Supervisory Board meetings, the members of the Supervisory Board received a written report about the business situation and the earnings and financial position of the KRONES GROUP from the Executive Board each month. The members of the Supervisory Board maintained regular contact with the Executive Board in order to keep abreast of current developments and to consult on various business transactions.

The Supervisory Board concurs with the result of the audit

The annual financial statements of KRONES AG, the consolidated financial statements, the management report for KRONES AG, and the consolidated management report prepared by the Executive Board for the period ended 31 December 2005 were examined by the auditors elected by the annual shareholders' meeting, Bayerische Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Regensburg branch office, and received an unqualified audit report.

The audited annual financial statements and consolidated financial statements, the management report for KRONES AG, and the consolidated management report prepared for the period ended 31 December 2005 were submitted to all members of the Supervisory Board in good time for the members' own review. The audited financial statements and management report were the subject of the meeting held to approve the financial statements on 26 April 2006. The auditors also participated in the meeting and reported to the Supervisory Board on the results of their review and the areas on which their review focused.

The Supervisory Board took approving note of the audit result. The final results of the examination by the Supervisory Board revealed no cause for objection. The Supervisory Board approves the annual financial statements for KRONES AG and the consolidated financial statements as well as the proposal for the use of unappropriated profit. The annual financial statements for KRONES AG are thereby ratified.

The Supervisory Board concurs with the Executive Board's proposal regarding the use of unappropriated profit, which provides for a dividend of €1.40 per share for the €26.9m capital stock that is entitled to dividends.

The members of the Supervisory Board thank the Executive Board and all managers within the group, the members of the works council, and all employees of the group for their outstanding work.

Neutraubling, April 2006
The Supervisory Board



Dr. Lorenz M. Raith
Chairman of the Supervisory Board



Information management also means installat on and integration


Sales
Systems
Market
LCS
Purchasing
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The machines' power concept covers everything from generators to sensors

Sales
Systems
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Purchasing
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LCS


Sales
Systems
Market
LCS
Purchasing
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When cultural differences demand a different rhythm

At first glance, *Franziska Schury's* tasks don't seem much different from those of other assistants to our regional managers. She organises, plans business trips, tracks proposals and prepares for trade fairs. The difference is that she is doing all of this in [illegible] sales department for the Middle East and Africa, a sales region that spans from Afghanistan to Iran to South Africa. »In our communications, we adapt to the special expectations of customers from a wide variety of cultures, including cultures shaped by Islam,« says Franziska Schury. »It's fascinating to work with different cultures.«





Consolidated financial statements of KRONES AG

Consolidated balance sheet

Assets		2005		2004	
	Notes	in € k	in € k	in € k	in € k
Intangible assets	2	54,466		43,724	
Property, plant and equipment	3	287,067		267,382	
Financial assets	4	15,186		24,173	
Property, plant and equipment, intangible assets, and financial assets	1	**356,719**		**335,279**	
Deferred tax assets	8	9,370		4,670	
Trade receivables	6	35,993		41,580	
Other assets	6	502		286	
Non-current assets			**402,584**		**381,815**
Inventories	5	326,864		298,467	
Trade receivables	6	422,925		367,242	
Effective income tax receivables		6,983		14,479	
Other assets	6	66,650		72,873	
Cash and cash equivalents	7	56,501		75,376	
Current assets			**879,923**		**828,437**
Total assets			**1,282,507**		**1,210,252**

Equity and liabilities		2005		2004	
	Notes	in € k	in € k	in € k	in € k
Capital stock	9	26,922		26,922	
Capital reserves	10	103,703		103,703	
Retained earnings	11	334,223		307,414	
Other reserves	12	-1,250		5,235	
Group profit		105,027		80,546	
Minority interests	13	3,308		1,902	
Equity	9		**571,933**		**525,722**
Provisions for pensions	14	64,608		59,830	
Deferred tax liabilities	8	6,529		3,672	
Other provisions	15	39,186		36,209	
Liabilities to banks	16	0		157	
Trade payables	16	367		15	
Other financial liabilities	16	13,987		24,991	
Other liabilities	16	29,987		25,842	
Non-current liabilities			**154,664**		**150,716**
Other provisions	15	74,177		86,742	
Liabilities to banks	16	4,803		1,157	
Advance payments received	16	156,725		118,367	
Trade payables	16	112,160		116,274	
Effective income tax liabilities		685		2,713	
Other financial liabilities	16	22,889		36,719	
Other liabilities and accruals	16	184,471		171,842	
Current liabilities			**555,910**		**533,814**
Total equity and liabilities			**1,282,507**		**1,210,252**

Consolidated income statement

	Notes	2005 in € k	2005 in € k	2004 in € k	2004 in € k
Sales revenues	20	1,694,984		1,514,319	
Increase or reduction of inventory of finished goods and work in progress		1,203		39,885	
Other own work capitalised	21	26,270		23,833	
Other operating income	22	58,159	1,780,616	35,650	1,613,687
Goods and services purchased	23				
Expenses for materials, supplies, and purchased goods		-720,718		-668,020	
Expenses for services purchased		-106,354	-827,072	-77,996	-746,016
Personnel expenses	24				
Wages and salaries		-429,142		-398,795	
Social security contributions and expenses for pension plans and benefits		-92,495	-521,637	-88,538	-487,333
Depreciation and amortisation of intangible assets and property, plant and equipment			-46,575		-45,321
Other operating expenses	25		-295,139		-233,815
EBIT			**90,193**		**101,202**
Investment income	26	0		115	
Income from other securities and loans classified as financial assets	26	17		15	
Other interest and similar income	26	6,348		10,217	
Write-downs on financial assets	26	0		-3,000	
Interest and similar expenses	26	-5,395		-8,646	
			970		**-1,299**
Earnings before taxes			**91,163**		**99,903**
Taxes on income	27		-27,749		-37,873
Net income			**63,414**		**62,030**
Profit (loss) share of minority interests		168		351	
Profit (loss) share of shareholders of KRONES GROUP			63,246		61,679
Earnings per share (diluted/basic) in €	28		6.01		5.86

Consolidated cash flow statement

	2005 in € k	2004 in € k
Earnings before taxes	91,163	99,903
Depreciation and amortisation (reversals)	46,468	48,318
Decrease (increase) in provisions	-6,715	23,848
Deferred tax item changes recognised in income	934	10,161
Interest expenses and interest income	-953	-1,571
Proceeds from the disposal of non-current assets	-1,022	-703
Other non-cash items	9,888	5,672
Increase in trade receivables and other assets not attributable to investing or financing activities	-52,851	-69,019
Increase in inventories	-22,974	-66,744
Increase in trade payables and other liabilities not attributable to investing or financing activities	24,108	88,021
Cash generated from operating activities	**88,046**	**137,886**
Interest paid	-3,599	-4,526
Income taxes paid	-22,041	-37,543
Cash flow from operating activities	**62,406**	**95,817**
Cash payments to acquire intangible assets	-26,149	-27,519
Proceeds from the disposal of intangible assets	58	109
Cash payments to acquire property, plant and equipment	-52,115	-31,520
Proceeds from the disposal of property, plant and equipment	4,085	2,652
Cash payments to acquire financial assets	-24	-1,383
Proceeds from the disposal of financial assets	9,022	26
Cash payments to acquire shares in affiliated companies	-12,387	-777
Interest received	3,156	2,015
Cash flow from investing activities	**-74,354**	**-56,397**
Cash payments to company owners	-13,690	-11,942
Proceeds from new borrowing	3,489	0
Cash payments to service debt	0	-6,731
Cash payments to pay lease liabilities	-436	-476
Cash flow from financing activities	**-10,637**	**-19,149**
Net change in cash and cash equivalents	-22,585	20,271
Changes in cash and cash equivalents arising from exchange rates	3,710	-1,285
Cash and cash equivalents at the beginning of the period	75,376	56,390
Cash and cash equivalents at the end of the period	**56,501**	**75,376**

Consolidated statement of changes in non-current assets in 2005

	Cost					
	1 Jan 2005	Additions	Disposals	Reclassifications	Currency differences	31 Dec 2005
	in € k	in € k	in € k	in € k	in € k	in € k
Intangible assets						
1. Intellectual property rights and similar rights and licenses to such rights and assets	54,666	4,428	2,103	527	144	57,662
2. Advance payments made	519	30	42	-478	1	30
3. Capitalised development costs	39,539	21,691	888	0	-2	60,340
	94,724	**26,149**	**3,033**	**49**	**143**	**118,032**
Property, plant and equipment						
1. Land and buildings, including buildings on third-party land	268,154	5,173	1,326	36	1,988	274,025
2. Technical equipment and machines	155,287	12,898	1,563	1,788	1,843	170,253
3. Other equipment, furniture and fixtures, and office equipment	153,864	18,213	25,039	45	1,696	148,779
4. Advance payments made and construction in progress	3,032	15,831	209	-1,918	85	16,821
	580,337	**52,115**	**28,137**	**-49**	**5,612**	**609,878**
Financial assets						
1. Shares in affiliated companies	17,514	0	0	0	0	17,514
2. Investments	730	1	0	0	-2	729
3. Non-current securities	315	0	51	0	7	271
4. Other long-term loans	9,141	23	8,971	0	0	193
	27,700	**24**	**9,022**	**0**	**5**	**18,707**
Non-current assets	**702,761**	**78,288**	**40,192**	**0**	**5,760**	**746,617**

Depreciation, amortisation, and write-downs						Carrying amounts	
1 Jan 2005	Additions	Disposals	Reversals	Currency differences	31 Dec 2005	31 Dec 2005	31 Dec 2004
in € k	in € k	in € k	in € k	in € k	in € k	in € k	in € k
41,034	5,980	2,090		92	45,016	12,646	13,632
0	0	0		0	0	30	519
9,966	9,470	885		-1	18,550	41,790	29,573
51,000	**15,450**	**2,975**		**91**	**63,566**	**54,466**	**43,724**
71,171	6,561	579	102	875	77,926	196,099	196,983
121,192	9,473	1,265		1,669	131,069	39,184	34,095
120,592	15,091	23,230		1,363	113,816	34,963	33,272
0	0	0		0	0	16,821	3,032
312,955	**31,125**	**25,074**	**102**	**3,907**	**322,811**	**287,067**	**267,382**
2,949	0	0		0	2,949	14,565	14,565
579	0	0		-1	578	151	151
-1	0	0	5	0	-6	277	316
0	0	0		0	0	193	9,141
3,527	**0**	**0**	**5**	**-1**	**3,521**	**15,186**	**24,173**
367,482	**46,575**	**28,049**	**107**	**3,997**	**389,898**	**356,719**	**335,279**

Consolidated statement of changes in non-current assets in 2004

	Cost					
	1 Jan 2004	Additions	Disposals	Reclassifications	Currency differences	31 Dec 2004
	in € k	in € k	in € k	in € k	in € k	in € k
Intangible assets						
1. Intellectual property rights and similar rights and licenses to such rights and assets	48,404	6,855	557	8	-44	54,666
2. Advance payments made	93	434	0	-8	0	519
3. Capitalised development costs	19,329	20,230	0	-19	-1	39,539
	67,826	**27,519**	**557**	**-19**	**-45**	**94,724**
Property, plant and equipment						
1. Land and buildings, including buildings on third-party land	264,969	4,864	722	34	-991	268,154
2. Technical equipment and machines	156,576	7,571	7,936	0	-924	155,287
3. Other equipment, furniture and fixtures, and office equipment	148,175	16,202	9,942	256	-827	153,864
4. Advance payments made and construction in progress	1,143	2,883	668	-271	-55	3,032
	570,863	**31,520**	**19,268**	**19**	**-2,797**	**580,337**
Financial assets						
1. Shares in affiliated companies	17,451	63	0	0	0	17,514
2. Investments	646	84	0	0	0	730
3. Non-current securities	389	6	71	0	-9	315
4. Other long-term loans	7,913	1,230	2	0	0	9,141
	26,399	**1,383**	**73**	**0**	**-9**	**27,700**
Non-current assets	**665,088**	**60,422**	**19,898**	**0**	**-2,851**	**702,761**

Depreciation, amortisation, and write-downs						Carrying amounts	
1 Jan 2004	Additions	Disposals	Reversals	Currency differences	31 Dec 2004	31 Dec 2004	31 Dec 2003
in € k	in € k	in € k	in € k	in € k	in € k	in € k	in € k
34,363	7,152	448	0	-33	41,034	13,632	14,041
0	0	0	0	0	0	519	93
4,329	5,637	0	0	0	9,966	29,573	15,000
38,692	**12,789**	**448**	**0**	**-33**	**51,000**	**43,724**	**29,134**
65,288	6,590	254	0	-453	71,171	196,983	199,681
120,161	9,514	7,594	0	-889	121,192	34,095	36,415
114,432	16,428	9,471	0	-797	120,592	33,272	33,743
0	0	0	0	0	0	3,032	1,143
299,881	**32,532**	**17,319**	**0**	**-2,139**	**312,955**	**267,382**	**270,982**
-51	3,000	0	0	0	2,949	14,565	17,502
626	0	47	0	0	579	151	20
2	0	0	3	0	-1	316	387
0	0	0	0	0	0	9,141	7,913
577	**3,000**	**47**	**3**	**0**	**3,527**	**24,173**	**25,822**
339,150	**48,321**	**17,814**	**3**	**-2,172**	**367,482**	**335,279**	**325,938**

CONSOLIDATED FINANCIAL STATEMENTS

KRONES GROUP segment reporting

	Machines and lines for beverage production/process technology		Machines and lines for product filling and decoration	
	2005	2004	2005	2004
	in € k	in € k	in € k	in € k
Sales revenues	**182,726**	**168,400**	**1,445,616**	**1,283,839**
of which Germany	23,087	18,235	204,823	259,413
of which rest of Europe	49,653	90,236	450,817	466,268
of which other areas	109,986	59,929	789,976	558,158
Segment EBIT	**-13,689**	**1,153**	**101,745**	**96,631**
Depreciation, amortisation, and write-downs	**2,041**	**2,043**	**42,430**	**41,270**
Other material non-cash expenses	**0**	**3,719**	**9,888**	**19,044**
Assets	**121,101**	**131,447**	**1,119,686**	**1,076,782**
of which Germany	106,203	116,916	856,492	814,391
of which rest of Europe	14,898	14,531	84,266	90,002
of which other areas	0	0	178,928	172,389
Liabilities	**96,281**	**96,839**	**596,413**	**597,705**
Capital expenditures for intangible assets and property, plant and equipment	**1,299**	**2,537**	**73,971**	**53,499**
of which Germany	1,002	1,507	69,988	49,770
of which rest of Europe	297	1,030	1,159	788
of which other areas	0	0	2,824	2,941
Return on sales (EBIT to sales)	**-7.5%**	**0.7%**	**7.0%**	**7.5%**

Machines and lines for the low output range (KOSME)		Consolidation		KRONES GROUP	
2005	2004	2005	2004	2005	2004
in € k	in € k	in € k	in € k	in € k	in € k
66,642	**62,080**			**1,694.984**	**1,514,319**
1,015	1,507			228,925	279,156
44,057	45,846			544,527	602,351
21,570	14,726			921,532	632,813
2,137	**3,418**			**90,193**	**101,202**
2,104	**2,008**			**46,575**	**45,321**
0	**0**			**9,888**	**22,763**
59,220	**54,484**	**-48,418**	**-71,610**	**1,251,589**	**1,191,103**
0	0	-37,768	-69,955	924,927	861,352
59,220	54,484	-10,278	-1,487	148,106	157,530
0	0	-372	-168	178,556	172,221
54,281	**53,898**	**-48,418**	**-71,610**	**698,557**	**676,832**
2,994	**3,003**			**78,264**	**59,039**
0	0			70,990	51,277
2,994	3,003			4,451	4,821
0	0			2,824	2,941
3.2%	**5.5%**			**5.3%**	**6.7%**

Consolidated statement of changes in equity

	Parent company							
	Capital stock	Capital reserves	Retained earnings	Currency differences in equity	Other reserves	Group profit carried forward	Current group profit	Equity
	in € k	in € k	in € k	in € k	in € k	in € k	in € k	in € k
At 1 January 2004	**29,922**	**103,703**	**271,228**	**0**	**4,122**	**69,809**	**0**	**475,784**
Dividend payment						-11,942		-11,942
Consolidated net income 2004							61,679	61,679
Allocation to retained earnings			39,000			-39,000		0
Currency differences				-2,540				-2,540
Changes in the consolidated group			-274					-274
Hedge accounting					1,113			1,113
At 31 December 2004	**26,922**	**103,703**	**309,954**	**-2,540**	**5,235**	**18,867**	**61,679**	**523,820**
Amount carried forward to new account						61,679	-61,679	0
Dividend payment (€1.30 per share)						-13,690		-13,690
Consolidated net income 2005							63,246	63,246
Allocation to retained earnings			25,075			-25,075		0
Currency differences				6,622				6,622
Changes in the consolidated group			-4,888					-4,888
Hedge accounting					-6,485			-6,485
At 31 December 2005	**26,922**	**103,703**	**330,141**	**4,082**	**-1,250**	**41,781**	**63,246**	**568,625**

Minority interests	Group equity
Equity	
in € k	in € k
2,054	**477,838**
	-11,942
351	62,030
	0
	-2,540
-503	-777
	1,113
1,902	**525,722**
	0
	-13,690
168	63,414
	0
	6,622
1,238	-3,650
0	-6,485
3,308	**571,933**

Notes to the consolidated financial statements of KRONES GROUP

General disclosures

Legal basis

For the first time, the consolidated financial statements of KRONES AG (»KRONES GROUP«) for the period ended 31 December 2005 have been prepared in accordance with the International Financial Reporting Standards (IFRSs) of the International Accounting Standards Board (IASB), London, applicable on the reporting date, including the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC), in accordance with IFRS 1 »First-time Adoption of International Financial Reporting Standards« as adopted by the European Union. No early application was made of IFRSs that had not yet entered into force or their interpretations. A list of these standards and interpretations can be found on p. 154.

KOSME GES.M.B.H., Sollenau, Austria, has made use of the option under §245 of the Austrian Commercial Code to be exempted from the obligation to prepare consolidated financial statements in accordance with Austrian generally accepted accounting principles.

Minority interests in group equity are stated on the balance sheet as a special item within equity. Profit or loss shares attributable to minority interests are recognised on the income statement as part of consolidated earnings. The shares of consolidated earnings allocated to equity holders of the parent company and to minority interests are presented separately.

Minority interests have been added to the statement of changes in equity.

The following explanatory notes comprise disclosures and remarks that, under IFRS, must be included as notes to the consolidated financial statements in addition to the balance sheet, income statement, statement of changes in equity, and cash flow statement.

The »nature of expense« method has been used for the income statement.
The group's reporting currency is the euro.

Consolidated group

Besides KRONES AG, the consolidated financial statements for the period ended 31 December 2005 include all material domestic and foreign subsidiaries in which KRONES AG holds more than 50% of the voting rights.

In 2005, the direct subsidiaries STEINECKER GMBH, Freising, and SYSKRON GMBH, Neutraubling, were integrated into KRONES AG effective retroactively to 1 January 2005. Also effective retroactively to 1 January 2005, the indirect subsidiaries KAMA S.R.L., Marmirolo, Italy; KEBER S.R.L., Roverbella, Italy; and COSTEC S.R.L., Roverbella, Italy, were integrated into KOSME S.R.L., Roverbella, Italy, in which KRONES AG holds an indirect stake.

KRONES AG acquired the remaining 25% of the shares in KOSME GES.M.B.H., Sollenau, Austria, in fiscal 2005 and now holds 100% of the shares of this company.

The first-time consolidation of the new shares was effected at the time of acquisition.

A complete presentation of investment holdings is filed with the Commercial Register of the Regensburg Local Court (HRB 2344).

Consolidation principles

The separate financial statements of the companies included in the consolidated financial statements are prepared in accordance with uniform accounting policies and were all prepared as of the reporting date of the consolidated financial statements.

For companies that were acquired after 1 January 2004, acquisition accounting is performed in accordance with IFRS 3 (»Business combinations«), under which all business combinations must be accounted for using the »purchase method« of accounting, whereby the acquired assets and liabilities are to be recognised at fair value.

Any amount by which the cost of acquisition exceeds the interest in the fair values of assets, liabilities, and contingent liabilities is recognised as goodwill and subjected to regular impairment tests. Negative goodwill is immediately recognised in profit and loss. Goodwill arising before 1 January 2004 is still recognised in reserves.

Shares in the equity of subsidiaries that are not held by the parent company are reported as »minority interests«.

Inter-company receivables, liabilities, provisions, revenues, and expenses between consolidated companies are eliminated in the consolidation process.

Inter-company profits from deliveries effected or services rendered between Group companies are not eliminated because the amounts arising from these transactions are not material for the presentation of the group's assets, financial position, and results of operations.

Currency translation

The functional currency for KRONES AG is the euro.

The financial statements of the consolidated companies that are denominated in a foreign currency are translated on the basis of the functional currency concept [IAS 21] using a modified closing rate method. Because the subsidiaries operate primarily independently in the economic environment of their respective countries, the functional currency is always the relevant local currency for each subsidiary. Thus, in the consolidated financial statements, assets and liabilities are translated at the closing rate as on the reporting date, while income and expenses from the financial statements of subsidiaries are translated at average annual rates.

Any exchange differences resulting from these different rates in the balance sheet and income statement are recognised directly in equity. Exchange differences resulting from the translation of equity using historical exchange rates are also recognised directly in equity.

In the separate financial statements of KRONES AG and its subsidiaries, receivables and liabilities in foreign currencies are translated using the exchange rate at the time of the transaction and exchange differences are recognised as income or expense at the closing rate. Non-monetary items in foreign currencies are stated at historical cost.

Exchange rate differences compared with the previous year arising from acquisition accounting are recognised directly in equity in other retained earnings.

The exchange rates of those currencies that have a material impact on the group's financial statements have moved against the euro as follows:

		Closing rate		Average rate	
		31 Dec 2005	31 Dec 2004	2005	2004
US dollar	USD	1.18	1.36	1.24	1.24
British pound	GBP	0.69	0.71	0.68	0.68
Swiss franc	CHF	1.56	1.54	1.55	1.54
Danish krone	DKK	7.46	7.44	7.45	7.44
Canadian dollar	CAD	1.38	1.66	1.51	1.62
Japanese yen	JPY	139.10	139.72	136.85	134.44
Brazilian real	BRL	2.75	3.62	3.04	3.64
Chinese renminbi (yuan)	CNY	9.55	11.28	10.20	10.27
Mexican peso	MXN	12.60	15.23	13.50	14.03

- **Accounting policies**

The separate financial statements of KRONES AG and its domestic and foreign subsidiaries have been prepared using uniform accounting policies, in accordance with IAS 27.

Some discretion has been used in preparing the consolidated financial statements, particularly in terms of measurement of inventories and provisions, because their preparation requires some critical estimates and forecasts.

- **Intangible assets**

Purchased and internally generated intangible assets, excluding goodwill, are recognised pursuant to IAS 38 if it is sufficiently probable that the use of the asset will result in a future economic benefit and the cost of the asset can be reliably determined. They are stated at cost and amortised systematically on a straight-line basis over their estimated useful lives. The amortisation of intangible assets is carried out over a useful life of between three and five years and recognised under »Depreciation and amortisation of intangible assets and property, plant and equipment.«

- **Research and development costs**

Development costs of the KRONES GROUP are capitalised at cost to the extent that costs can be allocated reliably and the technical feasibility and a future economic benefit as a result of their use are probable. According to IAS 38, research costs cannot be recognised as intangible assets and are, therefore, recognised as an expense in the income statement when they are incurred.

- **Goodwill**

Goodwill resulting from acquisition accounting is capitalised and an impairment loss recognised in accordance with IAS 36 if impairment is found to exist.

- **Property, plant and equipment**

Property, plant and equipment are accounted for at cost less scheduled depreciation on a straight-line basis over their estimated useful lives. The cost of internally generated plant and equipment comprises all costs that are directly attributable to the production process and an appropriate portion of overheads. Borrowing costs are not recognised as acquisition or production costs (»cost«). A revaluation of property, plant and equipment pursuant to IAS 16 is not carried out.

Scheduled depreciation is based on the following useful lives, which are applied uniformly throughout the group:

	In years
Buildings	14–50
Technical equipment and machines	5–15
Furniture and fixtures and office equipment	3–15

In figuring the useful lives, the different components of an asset with significantly different costs were taken into account.

Government grants are only recognised if there is reasonable assurance that the conditions attaching to them will be complied with and the grants will be received.

Apart from grants related to income, which are recognized in their full amount as income, grants related to assets are deducted in arriving at the carrying amount of the asset on the balance sheet and recognised in profit and loss by way of a reduced depreciation charge in the subsequent periods.

- **Leases**

Leases in which the KRONES GROUP, as the lessee, bears substantially all the risks and rewards incident to ownership of the leased asset are treated as finance leases pursuant to IAS 17 upon inception of the lease. The leased asset is recognised as a non-current asset at fair value or, if lower, at the present value of the minimum lease payments. The leased asset is depreciated systematically using the straight-line method over the shorter of its »estimated useful life« or the »lease term«. Obligations for future lease instalments are recognised as »other liabilities«.

In the case of operating leases, the leased assets are treated as assets belonging to the lessor since the lessor bears the risks and rewards.

- **Financial assets**

Financial assets are recognised at cost, less impairment losses.

- **Derivative financial instruments**

The derivative financial instruments used within the KRONES GROUP are used to hedge against currency risks from operating activities.

The primary category of currency risk at KRONES is transaction risks arising from exchange rates and cash flows in foreign currencies. These currencies are, primarily, the US dollar, Canadian dollar, British pound, and Swiss franc.

Within the hedging strategy, 100% of items denominated in foreign currencies are generally hedged. The primary hedging instruments used for this are forward exchange contracts and, occasionally, currency swaps.

The strategy objective is to minimise currency risk by using hedging instruments that are viewed as highly effective and thus both hedging the exchange rate and achieving planning security.

The derivative financial instruments are measured at fair value at the balance sheet date. Gains and losses from the measurement are recognised as income or expense in the income statement unless the conditions for hedge accounting are met.

The derivative financial instruments for which hedge accounting is applied comprise forward currency contracts and currency swaps whose changes in fair value are recognised either in income (»fair value hedge«) or in equity (»cash flow hedge«). In the case of cash flow hedges, to mitigate currency risks from existing underlying transactions, changes in fair value are initially recognised directly in equity and subsequently recognised in the income statement when the hedged item is recognised in the income statement.

They are derecognised only when substantially all risks and rewards of ownership are transferred.

- **Inventories**

Inventories are stated at the lower of cost or net realisable value. Cost of production includes costs directly related to the units of production and an appropriate portion of fixed and variable production overheads. The portion of overheads is determined on the basis of normal operating capacity. Selling costs, general administrative costs, and borrowing costs are not included in the costs of inventories. For inventory risks arising from increased storage periods or reduced usability, write-downs are made on the inventories.

For the sake of convenience in measuring inventories, the FiFo and weighted average cost formulas are applied to groups of inventories of similar nature and use to the company.

- **Receivables and other assets**

Receivables and other assets, with the exception of derivative financial instruments, are assets that are not held for trading. They are reported at amortised cost. Receivables with maturities of over one year that bear no or lower-than-market interest are discounted. Impairments are recognised to take account for all identifiable risks.

- **Construction contracts for specific customers**
  Construction contracts for specific customers that are in progress are recognised according to the degree of completion pursuant to IAS 11 (»percentage-of-completion method«). Under this method, contract revenue is recognised in accordance with the percentage of physical completion of the lines and machines at the balance sheet date. The percentage of completion corresponds to the ratio of contract costs incurred up to the balance sheet date to the total costs calculated for the contract. The construction contracts are recognised under trade receivables.

- **Deferred tax items**
  Deferred tax assets and liabilities are recognised using the balance-sheet oriented »liability method«. This involves creating deferred tax items for all temporary differences between the tax and IFRS balance sheet carrying amounts and for consolidation procedures affecting income.

  The deferred tax items are computed on the basis of the national income tax rates that apply in the individual countries at the time of realisation. Changes in the tax rates are taken into account if there is sufficient certainty that they will occur. Where permissible under law, deferred tax assets and liabilities have been offset.

- **Provisions for pensions**
  Provisions for pensions are calculated using the »projected unit credit method« pursuant to IAS 19. Under this method, known vested benefits at the reporting date as well as expected future increases in pensions and salaries are taken into account with due consideration to relevant factors that will affect the benefit amount, which are estimated on a prudent basis. The provision is calculated on the basis of actuarial valuations that take into account biometric factors.

  Actuarial gains and losses are only recognised as income or expenses if they exceed 10% of the obligations. These are recognised over the expected average remaining working lives of the employees.

- **Other provisions**
  Other provisions are recognised when the group has an obligation to a third party as a result of a past event, an outflow is probable, and a reliable estimate of the amount of the obligation can be made. Measurement of these provisions is computed at fully attributable costs or on the basis of the most probable expenditures needed to settle the obligation.

  Provisions with a residual term of more than one year are recognised at the present value of the probable expenditures needed to settle the obligation at the reporting date.

- **Financial liabilities**

Pursuant to IAS 39, financial liabilities are measured at cost on first-time recognition. Cost is equivalent to the fair value of the consideration given. Transaction costs are included in this initial measurement of financial liabilities. After the initial recognition, all financial liabilities and derivative financial instruments that represent liabilities are measured at amortised cost.

- **Sales revenues**

With the exception of those contracts that are measured according to IAS 11, sales revenues are recognised, in accordance with the criteria laid out under IAS 18, when the significant risks and rewards of ownership are transferred, when a price is agreed or can be determined, and economic benefit from the sale of goods is sufficiently probable.

Sales revenues are reported less reductions.

- **Accounting policies differing significantly from HGB**

Compared with the accounting and consolidation policies under the German Commercial Code (HGB), the application of IFRSs results in the following material differences for the KRONES GROUP:

- Different measurement after recognition within the cost model for intangible and tangible non-current assets due to different useful lives (IAS 16 »Property, plant and equipment« and IAS 38 »Intangible assets«)
- Deferred taxes are accounted for on the basis of the balance sheet liability method for temporary differences (IAS 12 »Income taxes«)
- Capitalisation of development costs as intangible assets (IAS 38 »Intangible assets«)
- Elimination of lump-sum valuation allowances and presentation of unrealised exchange gains
- Different measurement of inventories (IAS 2 »Inventories«)
- Recognition of derivative financial instruments on the balance sheet at fair value (IAS 39 »Financial instruments: recognition and measurement«
- No recognition of provisions for internal expenses (*»Aufwandsrückstellungen«*) or provisions for which the probability of their being used is less than 50%; measurement of provisions based on best estimate of the expenditure required to settle the obligation. (IAS 37 »Provisions, contingent liabilities and contingent assets«)
- Change in the attribution of economic ownership for finance leases (IAS 17 »Leases«)
- Presentation of business combinations according to the purchase method of accounting and adjustments after initial accounting is complete (IFRS 3 »Business combinations«)
- Revenue recognition for long-term construction contracts (IAS 11 »Construction contracts«)
- Measurement of provisions for pensions based on the projected unit credit method (IAS 19 »Employee benefits«).

These significant accounting and consolidation methods yield the following differences for the KRONES GROUP:

Reconciliation of equity of the KRONES GROUP

in € m	1 Jan 2004	31 Dec 2004
Equity under German Commercial Code (HGB)	435.1	482.6
Measurement of non-current assets	21.1	21.3
Deferred tax items	11.4	6.2
Capitalised development costs	13.9	28.9
Measurement of current assets	13.2	6.1
Fair value measurement of derivative financial instruments	4.1	5.2
Measurement of other provisions	-1.6	-1.7
Finance leases	1.9	2.2
Consolidation procedures	-12.3	-14.4
Measurement of provisions for pensions	-10.0	-11.2
Other	1.0	0.5
Equity under IAS/IFRS	**477.8**	**525.7**

Reconciliation of net income of the KRONES GROUP

in € m	31 Dec 2004
Consolidated net income under German Commercial Code (HGB)	61.8
Capitalised development costs	15.0
Finance leases	0.3
Measurement of non-current assets	0.2
Measurement of current assets	-7.1
Deferred tax items	-5.2
Measurement of provisions for pensions	-1.2
Consolidation procedures	-1.2
Measurement of other provisions	-0.1
Other	-0.5
Consolidated net income under IAS/IFRS	**62.0**

Cash flow statement

Changes in the cash flow statement are substantially the result of the presentation of capitalised development costs under cash flows from investing activities.

Notes to the consolidated balance sheet

1 Property, plant and equipment, intangible assets, and financial assets

With respect to changes in the items presented under property, plant and equipment, intangible assets, and financial assets, please refer to the consolidated statement of changes in non-current assets (pp. 122–125).

2 Intangible assets

The addition under intellectual property rights and licenses primarily relates to computer software licenses.

The capitalised development costs relate to new machinery projects of KRONES AG and SANDER HANSEN A/S and of the KOSME GROUP. The development costs capitalised in 2005 amount to €12,221k net (previous year: €14,593k). In 2005, a total of €73,123k was spent on research and development.

3 Property, plant and equipment

As in the previous year, no impairments or impairment reversals pursuant to IAS 36 were necessary in 2005.

In 2005, the carrying amounts for property, plant and equipment included grants of €560k (2004: €610k). Of the grants, €50k (2004: €57k) were recognised in profit and loss by way of a reduced depreciation charge in 2005.

For the property, plant and equipment reported, there were no restrictions on title or right of disposal.

Property, plant and equipment includes leased assets amounting to €17,114k (2004: €17,971k), which are to be attributed as the economic property of the relevant group company due to the provisions of the underlying lease (finance lease).

The carrying amounts of the capitalised leased assets are as follows:

in € k	31 Dec 2005	31 Dec 2004
Land and buildings, including buildings on third-party land	15,721	16,216
Technical equipment and machines	850	1,164
Other equipment, furniture and fixtures, and office equipment	543	591
Total	**17,114**	17,971

4 Financial assets

Financial assets, which amount to €15,186k (2004: €24,173k), relate substantially to shares in unconsolidated companies and other lendings. The decrease is primarily the result of the disposal of other lendings. An impairment reversal of €5k (2004: €3k) was recognised on the securities under non-current financial assets. No impairment losses were necessary in 2005. The carrying amounts on the balance sheet correspond to the fair values.

5 Inventories

The inventories of the KRONES GROUP are composed as follows:

in € k	31 Dec 2005	31 Dec 2004
Materials and supplies	100,858	92,570
Work in progress	117,110	118,135
Finished goods	72,110	69,882
Goods purchased for resale	36,299	17,050
Miscellaneous	487	830
Total	**326,864**	**298,467**

Inventories are recognised at the lower of cost or fair value less selling expenses. Construction contracts in progress at the balance sheet date do not have gross amounts due to customers (liability) or gross amounts due from customers (asset) since recognition is done using the percentage of completion method.

Impairments of €7,126k on inventories were recognised as expenses in 2005 (2004: €9,955k) and are based substantially on customary net realisable values and obsolescence allowances. The amount of impairment reversals recognised in profit and loss due to improved market conditions was insignificant.

6 Receivables and other assets

Receivables and other assets break down as follows:

in € k	31 Dec 2005	31 Dec 2004
Trade receivables	458,918	408,822
(of which amounts are due in 12 months or later)	35,993	41,580
Other assets	67,152	73,159
(of which amounts are due in 12 months or later)	502	286

Existing individual risks were accounted for through direct deductions. For receivables from customers, the amounts recognised on the balance sheet correspond to the fair values. The trade receivables include receivables from affiliated companies in the amount of €5,595k (2004: €6,263k). Of these, €78k (2004: €78k) are non-current.

The other assets include primarily advance payments made (€35,365k; 2004: €24,428k), tax receivables (€13,957k; 2004: €21,482k), prepaid expenses (€9,077k; 2004: €6,507k), and creditors with debit balances (€1,491k; 2004: €1,385k).

The derivative financial instruments measured at fair value, which were entered into for future payment receipts and meet the conditions for hedge accounting, amounted to €352k in 2005 (2004: €15,862k).

7 Cash and cash equivalents

Apart from cash on hand amounting to €306k (2004: €3,063k), cash and cash equivalents, which amount to €56,501k (2004: €75,376k), consist primarily of bank balances. Changes in cash and cash equivalents under IAS 7 »Cash flow statements« are presented in the cash flow statement on p. 121.

8 Deferred tax items

The taxes on income break down as follows:

in € k	31 Dec 2005	31 Dec 2004
Deferred taxes	934	10,309
Current taxes	26,815	27,564
Total	**27,749**	**37,873**

The deferred tax items are computed on the basis of the national income tax rates that apply or are expected due to the current legal situation in the individual countries at the time of realisation. In Germany, a corporate income tax rate of 25.0% plus a solidarity surcharge of 5.5% and a local business tax rate (*Gewerbesteuerhebesatz*) for KRONES AG that averages 327% apply. Thus, the total tax income rate for the companies in Germany is 36.7%. Abroad, the tax rates are in the 22.5% to 42.0% range.

The deferred tax assets and liabilities at 31 December 2005 break down by balance sheet items as follows:

in € k	Deferred tax assets		Deferred tax liabilities	
	31 Dec 2005	31 Dec 2004	31 Dec 2005	31 Dec 2004
Intangible/tangible assets	644	19	30,096	24,368
Current assets	25,384	27,096	49	30
Tax loss carryforwards	173	1.116	0	0
Provisions	13,096	7,773	8,575	5,980
Liabilities	4,623	5,701	4	7,542
Consolidation	0	0	3,336	2,741
Other	992	942	11	988
Subtotal	**44,912**	**42,647**	**42,071**	**41,649**
Offsetting	-35,542	-37,977	-35,542	-37,977
Total	**9,370**	**4,670**	**6,529**	**3,672**

The deferred tax assets and liabilities recognised directly in equity amounted to €2,874k at the reporting date (2004: €411k). The tax loss carryforwards relate to KRONES Canada. Deferred tax items were not recognised on tax loss carryforwards of €4,247k, of which loss carryforwards of €2,426k can be carried forward indefinitely and €1,821k expire in six years on average. Deferred tax assets of €1,510k were recognised for Group companies outside Germany that incurred losses in this or the previous period. According to our earnings plan, positive tax results are to be expected in the relevant tax jurisdictions in the future.

The income tax expense of €27,749k reported in 2005 is €5,708k lower than the expected income tax expense that would theoretically result from application of the domestic tax rate of 36.7% at the Group level. The difference can be attributed to the following:

in € k	31 Dec 2005	31 Dec 2004
Tax rate for the parent company KRONES AG	36.7%	36.7%
Expected (theoretical) income tax expense	33,457	36,764
Adjustments due to different tax rate	-617	-899
Adjustments due to tax rate changes	8	82
Reductions in tax due to tax-free earnings	-10,257	-607
Tax loss carryforwards	982	0
Increases in tax expense due to non-deductible expenses	2,204	2,007
Tax income (-) / tax expense (+) for previous years	506	-209
Tax expense arising from audits	2,268	0
Other	-802	735
Taxes on income	**27,749**	**37,873**

The difference between reductions in taxes and increases in taxes for 2005 yields reductions in taxes, which are primarily attributable to tax-free earnings. An increase in tax due to tax loss carryforwards relates to KRONES Canada. Increases in taxes also resulted from tax audits of the companies in Germany for 2001 through 2003.

The retained earnings of KRONES AG resulted in a corporate income tax credit of €20,466k at 31 December 2005. This credit can reduce the income tax expense of KRONES AG when future dividends are paid.

KRONES AG expects to receive tax refunds as a result of an open appeals procedure relating to the measurement of provisions for partial retirement.

9 Equity

As in 2004, KRONES AG's capital stock amounts to €26,922,135.36. It is divided into 10,531,024 ordinary bearer shares with a par value of €2.56.

The annual shareholders' meeting on 19 June 2002 and the special meeting of preference shareholders on the same day passed a resolution establishing a stock of authorised capital. With this authorised capital, the Executive Board may, with approval of the Supervisory Board, increase the share capital by a total of up to €10,000,000.00 through the issuance once or repeatedly of ordinary bearer shares against cash contributions up to and including 31 May 2007. Shareholders must be granted subscription rights to these shares.

The annual shareholders' meeting on 23 June 2004 passed a resolution authorising the company to buy and sell treasury shares on its behalf up to and including 23 December 2005. The holdings of shares acquired for this purpose, combined with other treasury shares previously acquired and still held by the company, shall not exceed 10% of the share capital of KRONES AG. The lowest transaction value at which each treasury share can be acquired shall be the mean of the single price quotations for the share on the Frankfurt Stock Exchange over the last five trading days prior to the Executive Board's decision to purchase, minus 10%. The highest transaction value shall be this mean value plus 10%. This authorisation was not utilised.

The annual shareholders' meeting on 23 June 2004 passed a resolution authorising the Executive Board, with the approval of the Supervisory Board, to call in treasury shares of KRONES AG without a further resolution by the annual shareholders' meeting. This authorisation can be exercised either in whole or in part.

10 Capital reserves

The capital reserves are unchanged at €103,703k and do not include any additional capital contributions under § 272 (2) No. 4 of the German Commercial Code (HGB).

11 Retained earnings

The legal reserve remains unchanged from 2004 at €51k.

The other retained earnings include the recognition of negative goodwill from acquisition accounting for subsidiaries consolidated before 1 January 2004 and adjustments made, without impact on income, at 1 January 2004 as part of the first-time application of IFRSs.

Apart from the currency translations of financial statements of foreign subsidiaries that are recognised directly in equity, currency differences recognised under retained earnings also include exchange differences resulting from the translation of equity using historical exchange rates.

12 Other reserves

The other reserves include the effects from the recognition in equity of financial instruments measured after taxes.

Changes in the reserve for cash flow hedges presented under other reserves and the reserve for the fair value of securities were as follows:

in € k	Reserve for cash flow hedges	Reserve for the fair value of securities	Total
At 1 January 2004	4,119	3	4,122
Measurement change recognised in equity	3,215	3	3,218
Result from settled hedges	-761		-761
Tax on items taken directly to or transferred from equity	-1,134	0	-1,134
Currency difference	-210		-210
At 31 December 2004	**5,229**	**6**	**5,235**
Measurement change recognised in equity	-7,554		- 7,554
Result from settled hedges	62		62
Tax on items taken directly to or transferred from equity	371	0	371
Currency difference	636		636
At 31 December 2005	**-1,256**	**6**	**-1,250**

13 Minority interests

The item in the consolidated balance sheet for minority interests includes third-party shares in the capital and earnings of KOSME GES.MBH, Sollenau, Austria, and KOSME S.R.L., Roverbella, Italy.

A detailed overview of the composition of and changes to the individual equity components for the KRONES GROUP in 2005 and 2004 is presented in the statement of changes in equity on p. 128.

14 Provisions for pensions

The provisions for pensions have been recognised for obligations relating to vested benefits and current benefit payments to eligible active and former employees of the companies of the KRONES GROUP and their surviving dependents. Various forms of provisioning for retirement exist depending on the legal, economic, and tax circumstances of the relevant country and are generally based on the employees' remuneration and years of service.

Company pension plans are generally either defined contribution plans or defined benefit plans.

In defined contribution plans, the company does not assume any obligations beyond establishing contribution payments to special purpose funds. Contributions are recognised as personnel expense in the year in which they are paid.

In defined benefit plans, the company undertakes an obligation to render the benefits promised to active and former employees, whereby a distinction is made between systems that are financed by provisions and those financed through pension funds. The amount of the pension obligations (»defined benefit obligation«) has been computed in accordance with actuarial methods. Apart from the assumptions regarding life expectancy, the following factors were also taken into account in the actuarial calculation:

in %	Germany		Other countries	
	2005	2004	2005	2004
Discount rate	4.15	4.75	4.50	4.50
Projected increase in wages and salaries	0.00	0.00	2.00	2.00
Projected increase in pensions	2.00	1.50	0.00	0.00

The projected increase in wages and salaries comprises expected future pay increases, which are estimated each year on the basis of inflation and employees' years of service with the company. Since the pension commitments at our subsidiaries in Germany are independent of future pay increases, the projected increase in wages and salaries was not taken into account for determining the corresponding pension provisions.

Increases or decreases in either the net present value of obligations under defined benefit plans or the fair value of the fund assets can result in actuarial gains or losses due to such factors as changes in the parameters, changes in estimates relating to the risks associated with the pension commitments, and differences between the actual and expected return on plan assets. The net value of the pension provisions breaks down as follows:

in € k	31 Dec 2005	31 Dec 2004
Present value of benefit commitments financed by provisions	83,406	63,470
Present value of benefit commitments financed through pension funds	27,703	26,482
Present value of benefit commitments (gross)	111,109	89,952
Fair value of plan assets	-19,810	-20,146
Present value of benefit commitments (net)	91,299	69,805
Actuarial gains/losses not recognised on the balance sheet	-26,691	-9,976
Carrying amount at 31 December	**64,608**	**59,830**

The pension provisions, which amounted to €61,434k at the reporting date (2004: €56,911k), are primarily attributable to KRONES AG.

The composition of expenses arising from pension obligations, which amounted to €6,657k (2004: €5,865k), the reconciliation of the present value of defined benefit obligations, which amounted to €111,109k (2004: €89,952k), and the plan assets of €19,810k (2004: €20,146k) break down as follows:

in € k	31 Dec 2005	31 Dec 2004
Service expense for the period	3,282	2,739
Interest expense	4,129	3,914
Expected return on plan assets	-817	-792
Actuarial gains/losses	63	0
Plan curtailments	0	4
Expenses arising from pension obligations	**6,657**	**5,865**

in € k	31 Dec 2005	31 Dec 2004
Present value of benefit commitments at 1 January	89,952	75,057
Service expense for the period	3,282	2,739
Interest expense	4,129	3,914
Actuarial losses not recognised on the balance sheet	17,185	10,924
Benefits paid	-3,471	-2,682
Currency differences	32	0
Present value of benefit commitments at 31 December	**111,109**	**89,952**

in € k	31 Dec 2005	31 Dec 2004
Plan assets at 1 January	20,146	19,869
Expected return	817	792
Employer contributions	619	715
Benefits paid	-2,179	-2,179
Unrecognised gains on assets	405	949
Currency differences	2	0
Plan assets at 31 December	**19,810**	**20,146**

Expenses arising from pension commitments are recognised under personnel expenses.

The actual return on plan assets was €388k.

15 Other provisions

Of the other provisions, which amounted to €113,363k (2004: €122,952k) in 2005, €74,177k (2004: €121,216k) are due within one year.

These other provisions apply to the following items:

in € k	1 Jan 2005	Use/reversal	Addition	31 Dec 2005	due within 1 year
Tax liabilities	8,549	3,626	2,984	7,907	7,907
Personnel obligations	35,188	795	2,854	37,247	883
Administrative expenses	143	143	66	66	66
Other remaining provisions	79,072	23,016	12,087	68,143	65,321
Total	**122,952**	**27,580**	**17,991**	**113,363**	**74,177**

The provisions for personnel obligations are primarily for obligations relating to early retirement, of which €36,364k are due in more than 1 year. The other remaining provisions primarily consist of warranties, anticipated losses, and legal risks. Estimates are based on customary empirical values.

16 Liabilities

in € k	Residual term of up to 12 months	Residual term of 1 to 5 years	Residual term of over 5 years	Total at 31 Dec 2005
Liabilities to banks	4,803	0	0	4,803
Trade payables	112,160	367	0	112,527
Advance payments received	156,725	0	0	156,725
Other financial liabilities	22,889	13,987	0	36,876
Other liabilities	184,471	18,732	11,255	214,458
Total	**481,048**	**33,086**	**11,255**	**525,389**

in € k	Residual term of up to 12 months	Residual term of 1 to 5 years	Residual term of over 5 years	Total at 31 Dec 2004
Liabilities to banks	1,157	157	0	1,314
Trade payables	116,274	15	0	116,289
Advance payments received	118,367	0	0	118,367
Other financial liabilities	36,719	24,991	0	61,710
Other liabilities	171,842	14,457	11,385	197,684
Total	**444,359**	**39,620**	**11,385**	**495,364**

The liabilities to banks are primarily short-term overnight borrowings at applicable market interest rates. Therefore, the book value is the same as the fair value.

The other financial liabilities include liabilities on bills. Under IAS 39, these represent possible liabilities from bills sold and are recognised as trade receivables amounting to €31,919k (2004: €56,403k).

The other liabilities consist of financial instruments measured at fair value, which were entered into for future cash flows and meet the requirements for hedge accounting (€6,201; 2004: €224k), deferred income (€2,176k; 2004: €1,268k), and other remaining liabilities (€206,081k; 2004: €196,192k).

The other remaining liabilities break down as follows:

in € k	Residual term of up to 12 months	Residual term of 1 to 5 years	Residual term of over 5 years	Total at 31 Dec 2005
Tax liabilities	7,363			7,363
Social security liabilities	13,040			13,040
Payroll liabilities	7,678			7,678
Debtors with credit balances	5,688			5,688
Finance leases	1,026	2,162	11,255	14,443
Accruals	136,929			136,929
Other	4,936	16,004		20,940
Total	**176,660**	**18,166**	**11,255**	**206,081**

in € k	Residual term of up to 12 months	Residual term of 1 to 5 years	Residual term of over 5 years	Total at 31 Dec 2004
Tax liabilities	13,468			13,468
Social security liabilities	12,361			12,361
Payroll liabilities	6,707			6,707
Debtors with credit balances	5,414			5,414
Finance leases	1,063	3,164	11,385	15,612
Accruals	114,954			114,954
Other	16,383	11,293		27,676
Total	**170,350**	**14,457**	**11,385**	**196,192**

Accruals, which amounted to €136,929k (2004: €114,954k), have greater certainty with respect to their amount and timing than provisions have. The primary items they include are outstanding supplier invoices, obligations relating to flexible working hours, accrued vacation, performance bonuses, and anniversaries.

The liabilities from finance leases are recognised under other liabilities without consideration of future interest expense. The residual terms of the individual leases are between 2 and 7 years and some leases contain options for extension or purchase.

The present values of minimum lease payments for finance leases recognised under the other remaining liabilities are as follows, broken down by residual term:

in € k	31 Dec 2005	31 Dec 2004
Future minimum lease payments		
Up to 1 year	1,764	1,802
1 to 5 years	4,597	5,678
Over 5 years	12,394	13,099
	18,755	**20,579**
Interest portion of future minimum lease payments		
Up to 1 year	738	739
1 to 5 years	2,435	2,514
Over 5 years	1,139	1,714
	4,312	**4,967**
Present value of future minimum lease payments		
Up to 1 year	1,026	1,063
1 to 5 years	2,162	3,164
Over 5 years	11,255	11,385
	14,443	**15,612**

The liabilities include liabilities to affiliated companies, primarily trade payables, amounting to €18,537k (2004: €12,934k). Of these, €15,214k (2004: €11,293k) are non-current.

17 Contingent liabilities

No provisions have been recognised for the contingent liabilities, which are recognised at nominal values, because the risk of their use is deemed to be low.

These consist of guarantee and warranty risks amounting to €13,459k (2004: €24,326k) and are guarantees on prepayments and the balance of purchase money and loan collateral agreements.

18 Other liabilities

The other liabilities consist primarily of operating leases and long-term rental agreements for land and buildings, vehicles, computers, and telecommunication equipment.

in € k	31 Dec 2005	31 Dec 2004
Future minimum lease payments		
Up to 1 year	3,717	7,498
1 to 5 years	4,476	8,439
Over 5 years	0	44
	8,193	**15,981**
Future maintenance		
Up to 1 year	4,430	3,807
1 to 5 years	831	441
	5,261	**4,248**
Other		
Up to 1 year	1,843	1,311
1 to 5 years	29	258
	1,872	**1,569**

Payments amounting to €8,720k (2004: €8,275k) were made in 2005 under these rental and lease agreements.

In the case of operating leases, the leased assets are treated as assets belonging to the lessor since the lessor bears the risks and rewards.

19 Derivative financial instruments

The derivative financial instruments of the KRONES GROUP, with a fair value of –€5,849k (2004: +€15,638k) of which –€5,283k are short-term (2004: +€15,631k), substantially cover the currency risks relating to the US dollar, British pound, Swiss franc, and euro. The fair value includes the difference between the forward rate received from the relevant commercial bank and the rate at the reporting date as well as appropriate premiums or discounts for the expected price development through maturity. The financial instruments are essentially composed of forward exchange contracts at a secured volume of €242.8m (2004: €184.8m), of which €239.1m are short-term (2004: €184.4m). The risk of default relating to derivative financial instruments is limited to the balance of the positive fair values in the event of the default of a contracting party.

Notes to the income statement

20 Sales revenues

The sales revenues of the KRONES GROUP, which amount to €1,695m (2004: €1,514m), consist of deliveries and services billed to customers less reductions. In the segment reporting, sales revenues are presented in detail, divided by business area and geographic market. In 2005, revenues of €168,782k arose from open and completed construction contracts. Costs of €136,793k were incurred for open projects. No prepayments were received.

21 Other own work capitalised

Other own work capitalised includes capitalised development costs and capitalised cost of self-constructed property, plant and equipment.

With respect to the development costs capitalised in accordance with IAS 38, please refer to the notes regarding intangible assets.

22 Other operating income

Apart from the income from the reversal of provisions (€18,342k; 2004: €5,765k) and the reversal of impairments (€9,756k; 2004: €8,213k), which is not related to the period, the other operating income, of €58,159k (2004: €35,650k) consists substantially of currency translation gains of €14,099k (2004: €9,045k). This is compared with currency translation losses of €19,648k (2004: €7,086k) other operating expenses. No profits were realised on open projects.

23 Goods and services purchased

Expenses for goods and services purchased comprise expenses for materials and supplies and for goods purchased amounting to €720,718k (2004: €668,020k) and expenses for services purchased amounting to €106,354k (2004: €77,996k).

24 Personnel expenses

Within the KRONES GROUP, 8,777 employees (2004: 8,534) including trainees were employed on average for the year.

The workforce of the KRONES GROUP is composed as follows (on average for the year):

	31 Dec 2005	31 Dec 2004
Salaried employees	4,789	4,336
Wage-earning employees	3,988	4,198
Total	**8,777**	**8,534**

25 Other operating expenses

Apart from the €179k in losses from disposals of non-current assets (2004: €163k), which are not related to the period, other operating expenses include reversals of impairments on receivables (€19,644; 2004: €13,885k) and other taxes (€1,872k; 2004: €1,518k). Currency translation losses of €19,648k (2004: €7,086k) were incurred, compared with currency translation gains of €14,099k (2004: €9,045k), which are recognised as other operating income.

26 Financial income (expense)

Financial income of €970k (2004: expense of –€1,299k) breaks down as follows:

in € k	31 Dec 2005	31 Dec 2004
Income from other securities and loans classified as financial assets	17	15
Other interest and similar income	6,348	10,217
Interest and similar expenses	-5,395	-8,646
Interest income (expense)	970	1,586
Investment income	0	115
Write-downs on financial assets	0	-3,000
Financial income (expense)	**970**	**-1,299**

The write-downs on financial assets in 2004 relate to shares in KRONES S.A., Sao Paulo, Brazil.

27 Taxes on income

Taxes on income amounted to €27,749k in 2005 (2004: €37,873k). More information is presented under »Deferred tax items.«

28 Earnings per share

Under IAS 33 »Earnings per share,« basic earnings per share are calculated by dividing group earnings – less profit or loss shares of minority interests – by the weighted average number of ordinary shares outstanding, as follows:

	2005	2004
Group earnings less profit or loss shares of minority interests (in € k)	63,246	61,679
Weighted average number of ordinary shares outstanding	10,531,024	10,531,024
Earnings per share (in €)	6.01	5.86

Earnings per share were not diluted in 2005 or 2004.

Other disclosures

- **Group audit fees**

The expenses for the group audit and the audit of the parent company and the German subsidiaries totalled €325k in 2005 (2004: €380k).

- **Events after the balance sheet date**

Material events after the balance sheet date either did not occur or are presented in the consolidated management report.

- **Related party disclosures**

Within the meaning of IAS 24 »Related Party Disclosures,« the members of the Supervisory Board and of the Executive Board of KRONES AG and the companies of the KRONES GROUP, including unconsolidated subsidiaries, are deemed related parties.

Purchases and sales between the related companies are transacted at prices customary on the market (»at arm's length«). Sales to related companies amounted to €22,619k (2004: €20,172k) in 2005. Trade and other payment transactions resulted in a liability of €12,942k (2004: €6,671k).

Total remuneration paid to current members of the Executive Board for 2005 was €2,917k (2004: €2,616), including variable portions amounting to €959k (2004: €965k).

Payments to former members of the Executive Board and their surviving dependents amounted to €637k (2004: €585k).

Total remuneration paid to members of the Supervisory Board was €135k (2004: €132k). There were no variable portions.

Pension provisions of €541k (2004: €545) were recognised for former members of the Executive Board and their surviving dependents.

The company has no stock option plans or similar securities-oriented incentive systems. Thus, there are also no stock-option plans or similar long-term incentive components of remuneration for board members.

- **Corporate governance**

Shareholders can access the declaration of the Executive Board and the Supervisory Board pursuant to § 161 of the German Stock Corporation Act [AktG] with respect to the Corporate Governance Code in the version dated 2 June 2005 at the KRONES AG website. Any deviations from the Code are also specified there.

Standards and interpretations not applied early

The IASB has issued the following standards, interpretations, and amendments to existing standards, the application of which is not yet mandatory and which KRONES AG did not apply early:

- IFRS 7 »Financial instruments: Disclosures«
- IFRIC 4 »Determining whether an arrangement contains a lease«
- Amendment to IAS 1 »Presentation of financial statements« – disclosures about capital
- Amendment to IAS 19 »Employee benefits« – recognition of actuarial gains and losses, group plans and disclosures in the notes to the financial statements
- Amendment to IAS 39 »Financial instruments: recognition and measurement« – reporting of cash flow hedges of forecast intragroup transactions
- Amendment to IAS 39 »Financial instruments: recognition and measurement« – provisions regarding the use of the fair value option
- Amendment to IAS 39 »Financial instruments: recognition and measurement« and IFRS 4 »Insurance contracts« – financial guarantee contracts

These new standards and interpretations are not expected to result in material changes for the consolidated financial statements of KRONES AG in the period in which they are first applied.

The following standards and interpretations, the application of which is not yet mandatory, do not apply to the consolidated financial statements of KRONES AG:

- IFRS 6 »Exploration for and evaluation of mineral resources«
- IFRIC 5 »Rights to interests arising from decommissioning, restoration and environmental funds«
- IFRIC 6 »Liabilities arising from participating in a specific market« – waste electrical and electronic equipment
- IFRIC 7 »Applying the restatement approach under IAS 29 financial reporting in hyperinflationary economies«
- IFRIC 8 »Scope of IFRS 2«
- Amendment to IFRS 1 »First-time adoption of International Financial Reporting Standard« and to IFRS 6 »Exploration for and evaluation of mineral resources«



Shareholdings

Name and location of the company	Share in capital held by KRONES AG (direct and indirect), in%
neusped Neutraublinger Speditions-GmbH, Neutraubling	100.00
KIC KRONES Internationale Cooperations-Gesellschaft mbH, Neutraubling	100.00
ecomac Gebrauchtmaschinen GmbH, Neutraubling	100.00
S.A. KRONES N.V., Mont-St-Guibert, Belgium	100.00
KRONES Nordic ApS, Gilleleje, Denmark	100.00
SANDER HANSEN A/S, Glostrup, Denmark	100.00
KRONES S.A.R.L., Chenne-vières-sur-Marne/France	100.00
KRONES UK Ltd., Bolton, UK	100.00
KOSME UK Ltd., Burton on Trent Staffordshire, UK	100.00
KRONES AG, Buttwil, Switzerland	100.00
KRONES S.R.L., Garda (VR), Italy	100.00
KRONES Nederland B.V., Boskoop, Netherlands	100.00
KRONES Maschinenfabrik Ges.m.b.H., Vienna, Austria	100.00
KOSME Gesellschaft mbH, Sollenau, Austria	100.00
KRONES Portugal Equipamentos Industriais Lda., Barcarena, Portugal	100.00
KRONES o.o.o., Moscow, Russian Federation	100.00
KRONES Romania Prod. S.R.L., Bucharest, Romania	100.00
KRONES s.r.o., Prague, Czech Republic	100.00
KRONES Iberica, S. A., Barcelona, Spain	100.00
KOSME S.R.L., Roverbella, Italy	55.00
KRONES Surlatina S. A., Buenos Aires, Argentina	100.00
KRONES do BRAZIL Ltda., São Paulo, Brazil	100.00
KRONES S. A., São Paulo, Brazil	100.00
KRONES Machinery (Taicang) Co. Ltd., Taicang, China	100.00
KRONES (Beijing) Machinery Co. Ltd., Beijing, China	100.00
KRONES Asia Ltd., Hong Kong, China	100.00
KRONES India Pvt. Ltd., Bangalore, India	100.00
KRONES Japan Co. Ltd., Tokyo, Japan	100.00
KRONES Machinery Co. Ltd., Brampton, Ontario, Canada	100.00
KRONES Andina Ltda., Bogotá, Columbia	100.00
KRONES Korea Ltd., Seoul, Korea	100.00
KRONES Mex S. A. de C. V., Mexico City, Mexico	100.00
KRONES Spólka z.o.o., Warsaw, Poland	100.00
KRONES Southern Africa (Prop.) Ltd., Johannesburg, South Africa	100.00
KRONES, Inc., Franklin, Wisconsin, USA	100.00
Maquinarias KRONES de Venezuela S. A., Caracas, Venezuela	100.00
KRONES (Thailand) Co. Ltd., Bangkok, Thailand	51.00
Beverage Consulting and Engineering. Co. Ltd., Bangkok, Thailand	49.00



The Supervisory Board and Executive Board

Following fulfilment of the requirements for application of the German Codetermination Act [*Mitbestimmungsgesetz*] of 1976 in 1987, the Supervisory Board was extended from 6 to 12 members. Pursuant to § 8 (1) of the articles of association, six members are elected from among the shareholders in accordance with the German Stock Corporation Act (§§ 96 (1) and 101). Six members are elected by the employees pursuant to §§ 1(1) and 7 (1) Sentence 1 No. 1 of the Codetermination Act.

Supervisory Board

Dr. Lorenz M. Raith
Chairman
* LEISTRITZ AG
MOLL AG
PRÜFTECHNIK AG
HEITEC AG

Paul Jogsch**
Deputy Chairman
Chairman of the Works Council

Ernst Baumann
Member of the Executive Board of BMW AG

Rudolf Ederer
Attorney

Herbert Gerstner**
Member of the Works Council

Dr. Klaus Heimann**
Director of the Youth, Training, and Qualification Policy Division of IG METALL
* MAN AG

Prof. Dr. Ing. Erich Kohnhäuser
President of the University of Applied Sciences in Regensburg
* MAX AICHER STAHL AG

Norman Kronseder
Managing Director of SAATZUCHT STEINACH GMBH
* BAYERISCHE FUTTERSAATBAU GMBH

Walter Meyer**
Principal authorised representative of the IG METALL administrative office in Regensburg
* DELPHI DEUTSCHLAND GMBH

Dr. Alexander Nerz
Attorney

Anton Schindlbeck**
Head of sales for LCS

Günter Walter **
Deputy Chairman of the Central Works Council (until 22 June 2005)

Werner Schrödl**
Chairman of the Central Works Council (since 22 June 2005)

Executive Board

Volker Kronseder
Chairman
Personnel Management and Social Affairs
* KRONES INC., USA

Hans-Jürgen Thaus
Deputy Chairman
Finance, Controlling, Information Management, and Process Management
* WILDEN AG
KRONES INC., USA

Rainulf Diepold
Marketing and Sales

Werner Frischholz
Materials Management and Production

Christoph Klenk
Research and Development, Engineering, and Product Divisions

* Other Supervisory Board seats held, pursuant to § 125 (1), Sentence 3 of the German Stock Corporation Act
** Elected by the employees

In addition, each of the Group companies is the responsibility of two members of the Executive Board.



Proposal for the use of unappropriated profit

After the allocation of €9,500,000.00 to other retained earnings, unappropriated profit of €24,763,612.99 remains.

We propose to the annual shareholders' meeting on 21 June 2006 that this amount be used as follows:

Proposal for the use of unappropriated profit:	€
Dividend of €1.40 for 10,531,024 ordinary shares	14,743,433.60
Allocation to other retained earnings	9,500,000.00
Amount carried forward to new account	520,179.39

Neutraubling, March 2006
KRONES AG

The Executive Board


Volker Kronseder
(Chairman)


Hans-Jürgen Thaus
(Deputy Chairman)


Rainulf Diepold


Werner Frischholz


Christoph Klenk

Auditor's Report

We have audited the consolidated financial statements prepared by the KRONES AKTIENGESELLSCHAFT, Neutraubling, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from 1 January to 31 December, 2005. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB [Handelsgesetzbuch – »German Commercial Code«] and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Regensburg, 31 March 2006

Bayerische Treuhandgesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Graf von Lerchenfeld	Rupprecht
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

KRONES worldwide

Germany

KRONES AG
Böhmerwaldstrasse 5
D-93073 Neutraubling
info@krones.com

KRONES AG
Nittenau plant
Heideweg 36
D-93149 Nittenau

KRONES AG
Flensburg plant
Schäferweg 9
D-24921 Flensburg

KRONES AG
Rosenheim plant
Äußere Münchener Strasse 104
D-83026 Rosenheim

KRONES AG
STEINECKER plant
Raiffeisenstrasse 30
D-85356 Freising

ECOMAC
GEBRAUCHTMASCHINEN GMBH
Berliner Strasse 31
D-93073 Neutraubling
sales@ecomac.de

NEUSPED NEUTRAUBLINGER
SPEDITIONS-GMBH
Böhmerwaldstrasse 5
D-93073 Neutraubling

KIC KRONES INTERNATIONALE
COOPERATIONS-GESELLSCHAFT
MBH
Böhmerwaldstrasse 5
D-93073 Neutraubling
kic@krones.com

Europe

Austria

KRONES AG
Vienna Sales Office
Einsiedelei-Gasse 10
A-1130 Vienna

KOSME GES. M.B.H.
Gewerbestrasse 3
A-2601 Sollenau
kosme@kosme-austria.com

Belgium

S.A. KRONES N.V.
Parc Scientifique Einstein
Rue du Bosquet, n°17
B-1348 Louvain-La-Neuve – Sud
krones@krones.be

Bulgaria

KRONES REPRESENTATIVE OFFICE
Drujba 2
bul. Momina tscheschma Nr. 10
BG-1582 Sofia
repr_krones@einet.bg

Czech Republic

KRONES S.R.O.
Nádrazní 86
CZ-150 54 Prague 5
krones@krones.cz

Denmark

KRONES NORDIC APS
Søndre Ringvej 55
DK-2605 Brøndby
krones@krones.dk

MICROFILTRATION
TECHNOLOGY A/S
Søndre Ringvej 55
DK-2605 Brøndby

SANDER HANSEN A/S
Søndre Ringvej 55
DK-2605 Brøndby
sander.hansen@
sander-hansen.com

France

KRONES SARL
12, rue Lavoisier
F-94437 Chennevières-
sur-Marne Cedex
krones@krones.fr

Italy

KRONES S.R.L.
Via L. Bacchini delle Palme, 2
I-37016 Garda (VR)
info@krones.it

KOSME S.R.L.
Via dell'Artigianato 5
I-46048 Roverbella (MN)
kosme@kosme.it

Netherlands

KRONES NEDERLAND B.V.
Koninginneweg 1F
NL-2771 DN Boskoop
sales@krones.nl

Poland

KRONES SPÓLKA Z O.O.
ul. Poleczki 21
PL-02-822 Warsaw
biuro@krones.pl

Portugal

KRONES PORTUGAL
EQUIPAMENTOS INDUSTRIAIS, LDA.
Rua Guerra Junqueiro, n°6 E–F
Queluz de Baixo
P-2745 Barcarena
geral@kronespt.pt

Romania

KRONES ROMANIA PROD. S.R.L.
Central Business Park
Corp B, etajul 1
Calea Serban Voda nr. 133, sector 4
RO-70517 Bucharest
kronesro@pcnet.ro

Russia

KRONES O.O.O.
Krasnopresnenskaja nab., 12
Hotel »Meshdunarodnaja-II«
Office 1620
R-123610 Moscow
krones@wtt.ru

Switzerland

KRONES AG
Kapellenweg 5
CH-5632 Buttwil
info@krones.ch

Spain

KRONES IBERICA, S.A.
Provenza 30
E-08029 Barcelona
commercial@krones.es

Turkey

KRONES REPRESENTATIVE OFFICE
Türkiye
Ali Riza Gurcan Cad.
Metropol Center A Blok
No. 32 Kat 13/51
TR-34010 Merter/Istanbul
krones@superonline.com

Ukraine

KRONES REPRESENTATIVE OFFICE
Schelkovitschaja Str. 7-A
Office 60
UA-01021 Kiev
office@krones.kiev.ua

UK

KRONES UK LTD.
Westregen House
Great Bank Road
Wingates Industrial Park
Westhoughton
GB-Bolton BL5 3XB
sales@krones.co.uk

KOSME UK LTD.
Imax Spaces Business Centre
Shobnall Road
GB-Burton on Trent DE142AU

Overseas

Argentina
KRONES SURLATINA, S.A.
Riobamba 588, Piso 1°
1025-Buenos Aires
rentase@krones.com.ar

Brazil
KRONES DO BRASIL LTDA.
Av. Presidente Juscelino, 1140
(Piraporinha)
09950-370 Diadema, São Paulo
vendas@krones.com.br

KRONES S.A.
Av. Presidente Juscelino, 1140
(Piraporinha)
09950-370 Diadema, São Paulo
vendas@krones.com.br

Canada
KRONES MACHINERY CO. LTD.
28 Regan Road
Brampton, Ont. L7A 1A7
lindah@krones.ca

Columbia
KRONES ANDINA LTDA.
Av. Calle 81 No. 62–70
Bodega No. 30
Apartado Aéreo 33 00 29
Santafé de Bogotá, D.C.
krones-andina@krones.com. co

China
KRONES MACHINERY CO. LTD.
Room 1803, Jingtai Building
24 Jian Guo Men Wai Street
Chao Yang District
Beijing, 100022, China
info@kronescn.com

KRONES MACHINERY
(TAICANG) CO. LTD.
No. 9, Ningbo East Road
24 Taicang, Jiangsu, China
P.C.: 215400

KRONES AG (BEIJING)
REPRESENTATIVE OFFICE
Room 1803, Jingtai Building
24 Jian Guo Men Wai Street
Chao Yang District
Beijing, 100022, China

KRONES (Shanghai)
KRONES REPRESENTATIVE OFFICE
No. 03/13F, New Town Center
83 Loushangguan Road
Shanghai, 200336, China
kronessh@sh163.net

KRONES ASIA LTD.
Unit 1311 New East Ocean Centre
9 Science Museum Road
Tsimshatsui East
Kowloon
Hongkong/SAR
info@krones.com.hk

India
KRONES INDIA PRT. LTD.
Unit No. 204, Money Centre
Koramangala, Hosur Road
Bangalore 560 095
krones@vsul.com

Indonesia
KRONES INDONESIA
REPRESENTATIVE OFFICE
Wisma Soewarna
(Unit 35, 3rd Floor)
Taman Niaga Soewarne
Soekarna Hatta Airport
Tangerang-19110
nendrawn@com.net.id

Japan
KRONES JAPAN CO., LTD.
Gibraltar Seimei
15–7, Nishi-Gotanda 2-Chome
Shinagawa-ku Tokyo 141-0031
sales@krones.co.jp

Kazakhstan
KRONES REPRESENTATIVE OFFICE
Aljfarabi 65
480090 Almaty
krones@nursat.kz

Mexico
KRONES MEX. S.A. DE C.V.
Av. Horacio No. 828
Col. Polanco
11550 Mexico, D.F.
Deleg. Miguel Hidalgo
ventas@krones.com.mx

South Africa
KRONES
SOUTHERN AFRICA (PTY) LTD.
A.P.D. Industrial Park
Unit 35, Elsecar Road
Kya Sand, Randburg
Private Bag X42, Bryanston 2021
mail@krones.co.za

South Korea
KRONES KOREA LTD.
6 Fl. Seoil Bldg. 222
Jamsil-Dong, Songpa-gu
Seoul, 138–220
yrhong@kroneskorea.co.kr

Thailand
KRONES (THAILAND)
COMPANY LTD.
947/161 Bangna Complex
Moo 12 Bangna Trad Km 3
Bangna Trad Road
Bangkok, 10260
sales@kronesthailand.com

BEVERAGE CONSULTING
AND ENGINEERING LTD.
Bangkok

USA
KRONES INC.
9600 South 58th Street
Franklin, Wis. 53132-6241
salesusa@kronesusa.com

Venezuela
MAQUINARIAS
KRONES DE VENEZUELA, S.A.
Centro Empresarial
Torre Humboldt
Piso 3, Oficinas 08–09
Urb. Parque Humboldt
Prados del Este
Caracas 1080
krones@cantv.net

Commercial glossary

Affiliated companies	See subsidiaries
Cash flow	Net income plus depreciation of intangible non-current assets and property, plant and equipment.
Cash flow statement	Statement of inflows and outflows of cash within the financial year that shows the sources and uses of the funds.
Corporate governance	Responsible corporate management and supervision that is oriented towards long-term value creation.
DAX	Deutscher Aktienindex (DAX). Index containing the 30 biggest German companies (based on market capitalisation and trading volume).
Deferred tax items	Temporary differences between the taxes calculated on the results reported on tax statements and those calculated on the results recognised in the financial statements. The purpose is to show the tax expense in relation to the result under commercial law.
EBIT	Earnings before interest and taxes.
EBITDA	Earnings before interest, taxes, depreciation and amortisation.
EBT	Earnings before taxes.
Equity	Funds made available to the company by the owners by way of contribution and/or investment plus retained earnings (or losses).
Free float	Portion of the total number of shares outstanding that is available to the public for trading.
IFRSS	International Financial Reporting Standards. Accounting standards issued by the International Accounting Standards Board (IASB) that are harmonised and applied internationally.
Market capitalisation	The value of a company based on the market price of issued and outstanding ordinary shares. Calculated by multiplying the share price by the number of shares.

MDAX	Index that contains the 50 biggest German and non-German companies (based on market capitalisation and trading volume) in the traditional sectors after those included in the DAX.
Net cash and equivalents	Cash and highly liquid securities under current assets less liabilities to banks.
Non-current assets	Assets not expected to be consumed, converted into cash, sold, or exchanged within the company's normal business cycle (usually 1 year).
Percentage of completion method	Accounting method under IAS 11 that prescribes the recognition of revenue from construction contracts in the income statement.
Projected unit credit method	Method for measuring pension obligations according to IAS 19 that also takes expected future increases in salaries and pensions into consideration.
Return on equity	Ratio of net income to equity
ROCE	Ratio of EBIT to average capital employed (total assets less interest-free liabilities and other provisions).
ROI	Return on investment. Ratio of earnings before interest and taxes to total capital.
Subsidiaries	All companies that are controlled, directly or indirectly, by a parent company due to majority interest and/or common management.
Total debt	Combined term for the provisions, liabilities, and deferred income stated on the liabilities side of the balance sheet.
XETRA trading system	Electronic stock market trading system.

Technical glossary

Aseptic (or cold aseptic) beverage filling	Germ-free filling of beverages at ambient temperatures.
Cavity	Blowing mould for a stretch blow-moulding machine.
Clean room	A room that is closed off from the environment, in which the number of germs present in the air is reduced. The degree of germ reduction depends on the class of clean room used.
Cold glue	Water-soluble adhesive that is handled at 20 °C–35 °C.
Converter	Producer of PET bottles that does not have its own product bottling plant.
CSD	Carbonated soft drink
Filling valve	Machine component for filling product into a container.
Flange	The top edge or rim of a beverage can or food tin.
Hot melt	Adhesive that is handled at 130 °C–170 °C and permanently attaches labels to containers.
In-house overhaul	Machine overhaul done at our main plant.
Inspector	Machine that examines bottles or other containers for damage and contaminants.
Internal boiler	Heat exchanger in the wort pan.
Isobarometric filler	Filling machine in which there is equal pressure in the filling system and in the container being filled during the filling process.
Lautering	Process in which the wort is separated from the spent grain.
Mash	Mixture of ground malt and water.

Non-beverage products	Products from the »non-beverage sectors.«
Non-beverage sectors	The most important non-beverage sectors for KRONES AG are the food, pharmaceuticals, and cosmetics industries.
Pasteuriser	System in which the shelf life of beverages or food products is extended by way of heating.
PET aseptic process	Process for cold aseptic filling of beverages into PET bottles.
Preform	Blank from which a plastic bottle is produced.
Rinser	Machine in which empty bottles are flushed with water or blown out with air prior to filling in order to remove any dust particles and foreign objects.
Small cavity	Blowing mould for producing PET bottles with a volume of 0.6 litres or less.
Teleservice	Remote maintenance of machines and lines via modem or Internet.
Tray	Cardboard packaging with low sides into which containers are packed.
Tray/shrink wrapper	Machine that places containers in a tray or packs them in a film that is then heat shrunk to the contours of the pack.
Tunnel pasteuriser	Pasteurisation system in which the containers pass through a tunnel.
Weighing filler	Filling system in which weighing units measure out the volume of product to be filled into each container.
Wort boiling	The boiling of wort with the addition of hops.
Wrap-around label	Label that is glued around the entire girth of a container and overlapped at the ends.
Wrap-around packer	Packing machine in which pre-cut carton blanks are folded around a group of containers and glued in shape.

Publication information

Published by	KRONES AG Böhmerwaldstrasse 5 93073 Neutraubling
Design	Büro Benseler
Text	Peter Hellmund
Photography	Uwe Moosburger, Tom Neumeier, Gerd Grimm, KRONES AG
Translation	Lisa Phillips
Printing	Mediahaus Biering GmbH
Litho	Mediahaus Biering Gmbh
Paper	PhoeniXmotion, Invercote
Circulation	4,000 German 3,000 English

KRONES Group segments, product divisions and industries

Company	Product divisions	Segments	Industries
KRONES AG	Brewhouse and filtration	Machines and lines	Beverage*/
	Information technology	for beverage production/	non-beverage**
	Internal logistics	process technology	
SANDER HANSEN A/S	Product treatment technology		
	Systems engineering	Machines and lines	Beverage/
	Labelling technology	for product filling	non-beverage
	Inspection technology	and decoration	
KRONES AG	Filling technology		
	Cleaning technology		
	Plastics technology		
	Packing and palletising		
	Conveyor technology		
	Plastics technology	Machines and lines	Beverage/
	Filling technology	for the low output range	non-beverage
KOSME GRO JP	Labelling technology		
	Packing and palletising		
	Conveyor technology		

*(Beer, soft drinks, wine, sparkling wine, spirits),
**(Food, chemicals, pharmaceuticals, cosmetics, dairy products)



KRONES AG
Investor Relations
Hermann Graf Castell
Böhmerwaldstrasse 5
93073 Neutraubling
Deutschland

Phone 0049(0)9401-70 3258
Fax 0049(0)9401-70 3786
E-mail investor-relations@krones.de
Internet www.krones.com